

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03027652

No Act
P.E. 5-9-03
1-15321

July 18, 2003

Michael H. Cole
Secretary and Associate General Counsel
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 7/18/2003

Re: Smithfield Foods, Inc.
Incoming letter dated May 9, 2003

Dear Mr. Cole:

This is in response to your letter dated May 9, 2003 concerning the shareholder proposal submitted to Smithfield Foods by The Nathan Cummings Foundation, the Sierra Club, and the Amalgamated Bank LongView MidCap 400 Index Fund. We also have received a letter on the proponents' behalf dated June 3, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Paul M. Neuhauser
36 Southern Avenue
Rackliff Island
Spruce Head, ME 04859

Ed Hopkins
Director, Environmental Quality Program
Larry Fahn
Vice President, Conservation
Sierra Club
408 C Street, N.E.
Washington, DC 20002

Cornish F. Hitchcock
1100 17th Street, N.W., 10th Floor
Washington, DC 10036-4601

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

36 Southern Avenue
Rackliff Island
Spruce Head, ME 04859

Tel: (207) 596-6056
Fax: (207) 596-6056

Email: pmneuhauser@aol.com

June 3, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Smithfield Foods, Inc.

Via fax: 202-942-9525

Dear Sir/Madam:

I have been asked by the Nathan Cummings Foundation, which is the beneficial owner of 31,600 shares of common stock of Smithfield Foods Inc. (hereinafter referred to as "Smithfield" or the "Company"), and which (jointly with the Sierra Club and the Amalgamated Bank LongView Midcap 400 Index Fund, which three shareholders are collectively referred to hereinafter as the "Proponents") has submitted a shareholder proposal to Smithfield, to respond to the letter dated May 9, 2003, sent to the Securities & Exchange Commission by the Company, in which Smithfield contends that the Proponents' shareholder proposal may be excluded from the Company's year 2003 proxy statement by virtue of Rules 14a-8(i)(3) and 14a-8(i)(7).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Smithfield's year 2003 proxy statement and that it is not excludable by virtue of either of the cited rules.

The proposal calls on Smithfield to prepare a sustainability report (based on certain suggested guidelines) describing the "environmental, social and economic impacts of its hog production operations", and whether there are ways to ameliorate those impacts.

BACKGROUND

According to its most recent 10-K (for FY ended April 30, 2002), "Smithfield Foods, Inc. is the largest hog producer and pork processor in the world. The Company conducts its business through two groups, the Meat Processing Group and the Hog Production Group. . . . To complement its processing operations, the Company has vertically integrated into hog production through its Hog Production Group, which currently provides the Meat Processing Group with approximately 50% of its domestic live hog requirements. . . . The Company. . . has increased its vertical integration into hog production from 8% to 61%. The Company produces hogs through a combination of company-owned and contract production operations in addition to long-term partnerships and strategic alliances. The Company believes that vertical integration provides a number of competitive advantages, including substantial economies of scale from high volume hog production, increased control over raw material quality and consistency, and operational, logistical and transportation efficiencies. . ." (See page 2.)

These economies of scale are frequently referred to as "factory farming".

The Hog Production Group is further described as follows (see page 8):

> As a complement to the Company's hog processing operations, the Company has vertically integrated into hog production through Murphy-Brown, which operates numerous hog production facilities with approximately 729,000 sows producing about 12.2 million market hogs annually. The Meat Processing Group obtains approximately 44% of the live hogs it currently processes from the Hog Production Group. Including sales to unrelated parties, the Company is 61% vertically integrated. . . . Management believes that the Hog Production Group furthers the Company's strategic initiative of vertical integration and reduces its exposure to fluctuations in profitability historically experienced by the pork processing industry. . . . The Hog Production Group is the world's largest hog producer.

Unfortunately, some 13 million hogs not only eat prodigious quantities of corn and soybeans, but, as a consequence of all that consumption, they also defecate. Therefore, Smithfield must contend with major pollution problems. "Hog production facilities generate significant quantities of manure, which must be managed properly to protect public health and the environment. The Company believes that the best technology currently available for the management of swine manure is the lagoon and sprayfield system." (Page 9.)

Unfortunately, Smithfield has not always been successful in managing all that manure without causing significant harm to the public. For example, the Company's 10-K for FY ended April 30, 2000 states (page 9):

> EPA Suit
>
> In United States of America v. Smithfield Foods, Inc. et al., the United States District Court for the Eastern District of Virginia imposed a $12.6 million civil penalty on the Company and its Smithfield Packing and Gwaltney subsidiaries for Clean Water Act violations at the Company's Smithfield, Virginia processing plants. The Company recorded a nonrecurring charge of $12.6 million during fiscal 1998 with respect to this penalty. In September 1999, the United States Court of Appeals for the Fourth Circuit affirmed the District Court's determination of liability but remanded the penalty determination to the District Court with instructions to recalculate the civil penalty solely to correct a 4% error made by the government's expert. In May 2000, the Company filed a certiorari petition seeking review of the Fourth Circuit's ruling by the United States Supreme Court. There can be no assurance as to the outcome of such petition or any subsequent proceedings regarding this matter. [The Company's certiorari petition was subsequently denied, and the Company satisfied the judgment.]
>
> Suit by the Commonwealth of Virginia
>
> In 1998, the Commonwealth of Virginia filed a civil suit against the Company in the Circuit Court of the County of Isle of Wight, Virginia under Virginia's water pollution control laws. Virginia alleges that 22,517 wastewater discharge permit violations occurred at the Company's Smithfield, Virginia processing plants between 1986 and 1997. Most of these alleged violations were also presented in the federal EPA suit described above. In October 1999, the Circuit Court dismissed the Commonwealth's case against the Company, ruling under the doctrine of res judicata that the subject matter of the case had already been finally adjudicated against the Company in the EPA suit. The Commonwealth has appealed the decision of the Circuit Court to the Supreme Court of Virginia. There can be no assurance as to the outcome of the Commonwealth's appeal or any subsequent proceedings regarding this matter.

Subsequent to the 22,517 violations described in the EPA and Virginia lawsuits, one of the worst ecological disasters in US history occurred during September, 1999, in North Carolina as a result of hurricane Floyd. According to its most recent 10-K, Smithfield"s "Hog Production Group owns and leases numerous hog production facilities, primarily in North Carolina, Utah and Virginia. . ." (See pages 9 and 13.) The disaster was subsequently described as follows in a Knight-Ridder Tribune Business News report dated September 28, 2000:

On Sept. 16, 1999, Hurricane Floyd rocked the East Coast, hitting North Carolina especially hard. Fifty-seven lives and thousands of homes were lost.

The disaster also brought to national attention a major environmental threat to waterways and health: high-density farming operations, also known as factory farms.

A year after Floyd , North Carolina is still tallying environmental damages while the state works to minimize risks in the floodplain.

Hurricane Floyd dumped a record amount of rainfall -- 15 to 20 inches -- and battered the North Carolina coast with storm surges more than 10 feet high.

It also brought the controversy over factory farms literally to the surface through images of dead hogs floating across the landscape in the wake of the hurricane.

"In particular in North Carolina, legislators and the governor made statements that 'We need to do things differently ... this type of damage isn't acceptable,'" said Megan Fowler of the Sierra Club.

High-density hog farming in North Carolina is a big business -- and a controversial one. The state is the nation's largest hog producer after Iowa. Some 92 percent of the North Carolina 's 10 million hogs are raised on farms containing at least 2,000 hogs.

On these farms, millions of pounds of waste and manure are flushed out of hog houses into open-air lagoons, which produce large volumes of gases such as ammonia and methane. The lagoons can leak into the ground or spill over into waterways, as when Floyd dumped record amounts of rain.

As these lagoons fill, excess liquid is sprayed onto nearby crops and grasses. Spraying spits large amounts of nutrients-turned-pollutants into the air that rain down on land and water. Spraying also intensifies odors from hog waste.

The majority of North Carolina 's hog factories are located in the eastern third of the state in ecologically sensitive wetlands and floodplains. For example, the combined hog population of Duplin and Sampson counties numbers more than 4 million.

North Carolina 's hogs annually produce 19 million tons of feces and urine, or 50,000 tons a day, which amounts to more waste in one year than the entire human population of Charlotte, North Carolina produces in 58 years, according to the Environmental Defense's Hogwatch campaign. One hog excretes more than 10 pounds of urine and feces per day, or almost 2 tons a year. . . .

Smithfield Foods, the world's largest hog-processing company, signed an agreement with the state in July to spend $65 million to develop and implement more environmentally-friendly waste treatment technology.

As indicated above, the Company presently "manages" its manure problem by use of "the lagoon and sprayfield system." (See page 9 of Smithfield's most recent 10-K.) I am informed that North Carolina, the Company's principle state for hog production, has in place a moratorium on the construction of new large-scale hog farms ("factory farms), CAFOs and lagoons. Although the moratorium is set to expire in September, 2003, the approach of past expiration dates has resulted in an extension of the moratorium. In April, the North Carolina Senate passed a bill extending the moratorium until 2007. There is thus doubt as to the long-term viability of the Company's mode of operations, as well as apparent public hostility to its method of doing business. The present situation is set forth in the following excerpts from an article which appeared in the Raleigh (NC) News and Observer on May 21, 2003:

> Environmental groups on Tuesday urged the General Assembly to go beyond simply extending the moratorium on new hog operations and set a firm date for converting farms to new waste disposal technology.
>
> "The moratorium is both a blessing and a curse," said Michelle Nowlin, an attorney with the Southern Environmental Law Center in Chapel Hill, at a press conference.
>
> While it prevented expansion of the hog industry, Nowlin said it also had given regulators, lawmakers and the hog industry an excuse to avoid confronting the problems caused by the existing 3,000 hog farms.
>
> "These problems are caused by the inherent flaws in the lagoon system," Nowlin said. "They are designed to leach. They are designed to emit pollutants When it rains, hog farms dump."
>
> North Carolina has nearly 10 million hogs on more than 2,300 hog farms, making it the second-largest pork-producing state in he nation.
>
> Their waste goes into waste pits or lagoons, which is sprayed nto fields as fertilizer. But the lagoons pose a pollution threat to rivers and streams if they burst or if the sprayed waste runs off the fields into waterways.
>
> This spring, about 400 hog farms reported lagoons that were too full. The state Department of Environment and Natural Resources currently has enforcement actions pending against 30 farms for having overloaded lagoons or spraying illegally.
>
> Nowlin estimated that if 400 farms lowered their lagoons by five inches by

spraying during spring rains, that amounted to 135 million gallons discharged -- a figure the pork industry disputed. That amount is more than five times the 25 million gallons that Oceanview Farms illegally spilled into the New River when its lagoon ruptured in 1996.

"It's trying to put a face on the magnitude of the problem," Nowlin said. "We're not talking about putting an extra teaspoon full of waste as fertilizer on fields." . . . .

Rep. Paul Luebke, a Durham Democrat, has filed a bill that would phase out the use of lagoon and sprayfield systems as of Sept. 1, 2008. At the press conference, Luebke said he would press for consideration of his bill at the same time the House debates extending the moratorium, which is set to expire in September.

In April, the Senate passed a bill extending the existing hog moratorium until 2007 to allow researchers more time to study alternate hog waste disposal technology. The state House of Representatives has not taken up the issue so far.

Luebke said the public supports getting rid of hog lagoons. "A lot of my bills are long-shot bills and don't make it the first year, but do eventually," he said.

Rep. Pryor Gibson, a Troy Democrat and chairman of the House Environment and Natural Resources Committee, said he expects the panel to take up the moratorium issue in the next few weeks.

"Everybody that I know wants the moratorium passed," he said. . . .

In addition to its environmental problem, the Proponents note in their third whereas clause that the company has also been the subject of proceedings by the National Labor Relations Board and OSHA.

RULE 14a-8(i)(7)

There can be no doubt that a shareholder proposal requesting a "sustainability" report raises an important policy question. And the Staff has so held. *Johnson Controls, Inc.* (November 14, 2002). The reason for the staff conclusion is quite simple. Sustainability refers to a company's ability to operate in a fashion that ensures its long-term viability not only by utilizing processes that minimize its adverse impact on the environment but also by paying attention to the various constituencies on whom it must rely over the long-term: the communities in which it operates, the broader society, its suppliers and customers, and its own work-force. Thus, in one of the Whereas clauses in the *Johnson Controls* shareholder proposal, the notion of sustainability is described as follows:

> According to the Dow Jones Sustainability Group, sustainability includes: "Encouraging long lasting social well being in communities where they operate,

interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities and non-governmental organizations) and responding to their specific and evolving needs thereby securing a long term 'license to operate,' superior customer and employee loyalty and ultimately superior financial returns."

Shareholders obviously do not consider proposals requesting sustainability reports to be mere "ordinary business" matters, since they have given such proposals very strong support this past spring, including a 43% favorable vote at Cooper Industries.

In light of the information on the environmental impacts of Smithfield's hog operations, coupled with the fact that the state of North Carolina has, because of the severe environmental problem inherent in this activity, put in place a moratorium on the hog production methods employed by Smithfield (with a view to phasing them out, if possible) as well as the Company's impacts on the communities in which it operates and its treatment of its own workforce, all of which were described in the "Background" portion of this letter, a request for a sustainability report seems particularly appropriate to address to Smithfield.

Furthermore, the three no-action letters cited by the Company (*Wal-Mart Stores, Inc.* (March 15, 1999); *Kmart Corporation* (March 12, 1999) and *The Warnaco Group, Inc.* (March 12, 1999)) are wholly inapposite. In each case the staff found that one aspect of the proposal (wages of the workforce) did not raise a policy issue. Indeed, contrary to the implication in the Company's letter, the Staff specifically found that the other portions of the proposal, dealing with matters such as child labor, did indeed raise important policy issues. Had the proponents requested data on those matters alone, and not also data on wages, the Staff stated that the proposal would not have been excludable by virtue of Rule 14a8-(i)(7). ("We note in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations.")

Thus, the only possible argument against the Proponents' shareholder proposal is not that it deals in some manner with the Company's workforce, but rather that it deals explicitly with the wages of the workforce. In this connection, we note the description of the Global Reporting Initiative (the "GRI") as set forth in the first paragraph of the section of the Company's letter entitled "Background". (Page 2 of the Company's letter.) In its description of the GRI, Smithfield notes that "there are two ways to 'use' the Guidelines: (i) reporting 'in accordance with' the Guidelines; and (ii) reporting using an 'informal approach' by choosing not to cover all of the content of the Guidelines". It is clear that the Proponents' shareholder proposal embraces the second on these alternatives, since it requests a report not "in accordance with" the Guidelines, but rather "based upon" those Guidelines. Since the Proponents are requesting a report using the informal approach, and since by the Company's own description of that approach compliance by the Company with the request would not entail its having to disclose, or even to discuss, the wages of its workforce, it is abundantly clear that the proposal does not request wage data so as to cause it to fall within the prescription set forth in the three letters cited by the Company.

In short, just as in *Johnson Controls* "the company [is] allowed to determine how it want[s] to report on sustainability issues". (See sentence three of the first paragraph of Section IIA on page 6 of the Company's letter.)

Similarly, the Company's argument with respect to vendors, products, location, finance etc is equally flawed. For example, matters dealing with vendors have often been deemed to raise significant policy issues. (See, e.g., *The TJX Companies, Inc.* (April 5, 2002)). [In passing, we note that the Company has relied on a *Wal-Mart* no-action letter (April 10,1991) despite the fact that the United States District Court subsequently determined that the Staff ruling in that letter had been erroneous and issued an injunction requiring Wal-Mart to include the proposal in its proxy statement. *Amalgamated Clothing and Textile Workers Union et al v. Wal-Mart Stores, Inc., 821 F. Supp 877 (S.D.N.Y. 1993.*] But in any event, since the proposal asks for a report using the "informal approach", the Company is not being requested to include in its report any information on any of those topics.

In short, the Proponents' shareholder proposal differs in no material respect from the one recently upheld by the Staff in *Johnson Controls*.

Indeed, the Companies arguments with respect to all of these matters are really not based on the subject matter of the proposal, but rather are another way of arguing that the Proponents' shareholder proposal involves "micro-managing" the Company. This argument is untenable, however, because, as noted above, the proposal has adopted the "informal approach" to the GRI and consequently does not specify ANY piece of information which should be reported. Consequently, the proposal cannot even remotely be deemed to involve micro-managing.

Finally, the Company's reliance on *Capital Cities/ABC, Inc* (April 4, 1991) and *Wal-Mart Stores, Inc.* (April 11, 1991) is misplaced, not only because on the holding by the Federal Court cited above, but also because the holdings in these letters were, following an extensive rule-making proceeding, overruled by the Commission. Thus, in Release 34-40018 (May 21, 1998) the Commission stated:

> in the Proposing Release we explained that one of the considerations in making the ordinary business determination was the degree to which the proposal seeks to micro-manage the company. We cited examples such as where the proposal seeks intricate detail, or seeks to impose specific time-frames or to impose specific methods for implementing complex policies. Some commenters thought that the examples cited seemed to imply that all proposals seeking detail, or seeking to promote time-frames or methods, necessarily amount to "ordinary business." We did not intend such an implication. Timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations. n47

In footnote 47, after citing Wal-Mart case we have cited above, the Commission went on to state:

> Further, in a footnote [in the proposing release] to the same sentence citing examples of "micro-management," we included a citation to Capital Cities/ABC, Inc., (Apr. 4, 1991) involving a proposal on the company's affirmative action policies and practices. Some commenters were concerned that the citation might imply that proposals similar to the Capital Cities proposal today would automatically be excludable under "ordinary business" on grounds that they seek excessive detail. Such a position, in their view, might offset the impact of reversing the Cracker Barrel position. However, we cited Capital Cities/ABC, Inc. only to support the general proposition that some proposals may intrude unduly on a company's "ordinary business" operations by virtue of the level of detail that they seek. We did not intend to imply that the proposal addressed in Capital Cities, or similar proposals, would automatically amount to "ordinary business."

For the foregoing reasons, the Proponents' shareholder proposal is not subject to exclusion by virtue of Rule 14a-8(i)(7).

RULE 14a-8(i)(3)

The Company's vagueness argument is equally unpersuasive. The Company cites two letters in support of its contention that the proposal does not sufficiently inform the shareholders as to the nature of the requested report. Neither citation supports this position as applied to the Proponents' shareholder proposal. In *Johnson & Johnson* (February 7, 2003) the difficulty with the proposal was not that it failed to describe what is meant by the Glass Ceiling, but rather that the inclusion of the phrase "management's recommendations flowing from it" made the proposal unintelligible. In *Kohl's Corporation* (March 13, 2001) the problem was that the proposal requested "full implementation" of a complex and detailed document without describing what that document contained. In the present case, full implementation is not being requested, but rather the "informal approach" to the GRI has been adopted and therefore no specific piece of information is being requested. Thus, there is no need to supply a detailed description of the matters covered by the GRI. In is sufficient to inform the shareholders that a sustainability report is being requested, and to define such a report as one "describing the environmental, social and economic impacts" of the Company's operations. In light of that description of what the report should contain, there can be no doubt that the shareholders will know exactly what they are voting on.

In any event, if any shareholder wishes to know more about the GRI, the shareholder is referred, in the final Whereas clause, to the GRI website. Consequently, more detailed information is provided to any curious shareholder who desires it. Therefore, the Proponents' shareholder proposal is not subject to exclusion on the ground that shareholders would be unable to determine what the company is being asked to do.

Finally, we find it difficult in the extreme to believe that the Company would not know, once it has compiled such a report, what to do with it. If the shareholders request a report, it is clear that they want it made available to them, although the means by which the Company uses to make it available are unimportant.

For the foregoing reasons, the Proponents' shareholder proposal is not vague or indefinite, and therefore not excludable by virtue of Rule 14a-8(i)(3).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 207-596-6056 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. However, during the week of June 9, the undersigned may be reached by telephone at 949-854-1590 or by fax at 949-854-1620. Please also note that the hundersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: Michael H. Cole
Caroline Williams
Leslie Lowe
Sister Pat Wolf

To Grace Lee
SEC
FAX 202-942-9525

From Paul M. Neuhauser

Re: Shareholder proposal to
Smithfield Foods

11 pages, including this page



May 9, 2003


RECD S.E.C.
MAY - 9 2003
1086

VIA HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Shareholder Proposal of the Sierra Club, the Nathan Cummings Foundation and the Amalgamated Bank LongView Midcap 400 Index Fund
Securities Exchange Act of 1934 -- Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that it is the intention of Smithfield Foods, Inc. (the "Company"), a Virginia corporation, to omit from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (collectively, the "2003 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from the Sierra Club, the Nathan Cummings Foundation and the Amalgamated Bank LongView Midcap 400 Index Fund (collectively, the "Proponents"). A copy of the Proposal is attached hereto as Exhibit A.

The Company hereby notifies the Division of Corporate Finance of its intention to exclude the Proposal from the 2003 Proxy Materials on the bases set forth below, and the Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in its view that the Proposal is excludable under:

1. Rule 14a-8(i)(3), because the Proposal is so vague, indefinite and misleading the shareholders and the Company would be unable to determine what further action should be taken if it is adopted; and

2. Rule 14a-8(i)(7), because the Proposal deals with matters relating to the Company's ordinary business operations.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from the 2003 Proxy Materials. The Company presently intends to file its definitive 2003 Proxy Materials on or after July 28, 2003. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2003 Proxy Materials with the Securities and Exchange Commission (the "Commission").

THE PROPOSAL

The resolution portion of the Proposal reads as follows: "Resolved: Shareholders request that management, at reasonable cost and omitting proprietary information, prepare a report based upon the Global Reporting Initiative guidelines describing the environmental, social and economic impacts of its hog production operations and alternative technologies and practices to reduce or eliminate adverse impacts of these operations."

BACKGROUND

The Proposal requests the Company prepare a report "based upon" the Global Reporting Initiative ("GRI") guidelines that describes the environmental, social and economic impacts of the Company's hog production operations and alternative technologies. The Company assumes that the guidelines referred to in the Proposal are the *2002 Sustainability Guidelines* (the "Guidelines") issued by GRI. (A copy of the Guidelines is attached to this letter.) The Guidelines consist of a five-part document that is more than 100 pages long and contain approximately 20 pages of specific reporting content. In an attempt to provide "ample flexibility," there are two ways to "use" the Guidelines: (i) reporting "in accordance with" the Guidelines; and (ii) reporting using an "informal approach" by choosing not to cover all of the content of the Guidelines, but basing the reports on the GRI framework and incrementally improving report content coverage, transparency, and structure over time. *See* Guidelines, pp. 13-14. Part C of the Guidelines, which specifies the contents of a GRI-based reports, provides for disclosure of four categories of information regarding a company: (1) sustainability vision and strategy; (2) an overview of the reporting organization including information regarding operations, products and services; (3) governance structure and management systems; and (4) economic, environmental and social performance indicators. *See* Guidelines, pp. 35-37.

The Company is an advocate of reporting to all its constituencies regarding the environmental, social and economic impacts of its business. To this end, the Company issued for the first time in 2002 a combined Environmental and Safety Report. In addition, the Company has implemented numerous environmental programs and policies Company-wide, and has set aggressive goals to implement these programs. The Company is committed in coming years to addressing concepts of sustainability at the policy level by defining sustainability for itself, and to determining for itself how to measure sustainability and the appropriate content, format and presentation for reporting on these matters.

The Company notes that the Staff has recently allowed a shareholder proposal requesting a sustainability report on social and environmental issues in *Johnson Controls, Inc.* (November 14, 2002). However, as described below, the Proposal is very different from the proposal in *Johnson Controls, Inc.* The Company strongly believes the Proposal is excludable for the following reasons.

REASONS FOR EXCLUSION

I. The Company may exclude the Proposal under Rule 14a-8(i)(3) because it is vague, indefinite and misleading.

The Company believes the Proposal is properly excludable under Rule 14a-8(i)(3) as it is contrary to the Commission's proxy rules, "including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague, indefinite and, therefore, potentially misleading. A proposal is sufficiently vague, indefinite and misleading to justify exclusion where "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (July 30, 1992) (proposal relating to election of committee of small shareholders that will present the board with a plan that will in some measure equate gratuities bestowed upon management, directors or other employees was excludable as vague and indefinite). *See also Alcoa, Inc.* (December 24, 2002) (proposal requesting company commit "to the full implementation of" a set of human rights standards excludable); *McDonald's Corp.* (March 13, 2001) (same).

A. The Proposal does not inform shareholders of what the Company would be required to do if the Proposal were approved.

The Company believes that the Proposal does not inform shareholders of what the Company would be required to do if the Proposal were approved as the Proposal contains no description or summary of the Guidelines. The proposal in *Johnson & Johnson* (February 7, 2003) is very instructive to the present case. In *Johnson & Johnson*, the proposal requested a report regarding the Company's progress concerning "the Glass Ceiling Commission's business recommendations" including a review of certain specific items. Johnson & Johnson argued the proposal was vague and indefinite under Rule 14a-8(i)(3) due in part to the fact the proposal was "completely devoid of any description of the substantive provisions of the 'Glass Ceiling Report'" and the proposal provided "no background information to shareholders." The proponents in *Johnson & Johnson* argued that it would add to its supporting statement a reference to the Department of Labor website where the report can be found to cure any ambiguity. However, the Staff stated there appeared to be a basis for Johnson & Johnson to "exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite."

The Staff made a similar finding in *Kohl's Corporation* (March 13, 2001). In *Kohl's Corporation*, the proposal called for the company to commit to the full implementation of "the SA8000 Social Accountability Standards" from the Council of Economic Priorities. Kohl's argued that the proposal was vague, false and misleading under Rule 14a-8(i)(3) due in part because "the shareholders will not understand what they are being asked to consider from the text of the proposal." Kohl's further argued the proposal "fails to describe or summarize the many principles embodied in SA8000 in enough depth to fully inform shareholders of what actions it would require the [c]ompany to take."

The Proposal in the present case is very similar to those in *Johnson & Johnson* and *Kohl's Corporation*. The Proposal is completely devoid of any description of the substantive provisions of the Guidelines and provides no background information on the Guidelines to the shareholders. The shareholders will not understand what they are being asked to consider as there is no description or summary of the Guidelines. The Proposal does not even attempt to capture the extent or complexity of the information the Guidelines require. Nor does the Proposal convey the burden on human resources or the considerable expense involved in preparing a report "in accordance with" the Guidelines. Further, the Proposal does not state that the Guidelines are in a state of fluidity as they are to be revised in 2004. *See* Guidelines, p. ii. The only piece of information the Proponents give the shareholders is the website address of

GRI. Merely providing a website for a complex and voluminous reporting system is clearly not informative. See discussion of *Johnson & Johnson* above.

Because the shareholders will not understand what they are being asked to consider based on the text of the Proposal, the Proposal is vague, indefinite and misleading, and therefore may be excluded under Rule 14a-8(i)(3).

B. If the Shareholders were to approve the Proposal, the Company would not know what action to take to fulfill the request.

Scope of the Report

As stated in the discussion above in "Background," there are two ways to "use" the Guidelines: (i) report in accordance with the Guidelines; and (ii) use an incremental approach which is short of "full compliance." The Proposal requests that the Company prepare a report "based upon" the Guidelines. This language leaves unclear the extent to which the Company would be required to address the numerous and extensive disclosures called for by the Guidelines. According to the GRI's website (http://www.globalreporting.org/guidelines/reporters_all.asp) as of May 7, 2003, there were about 220 companies which had informed the GRI Secretariat that they use the Guidelines in preparing their sustainability, social or environmental report. However, as of May 7, 2003, only six companies claimed their reports were "in accordance with" the Guidelines.

If shareholders were to approve the Proposal, the Company would not know for sure if it were being asked to report "in accordance with" the Guidelines (and become the seventh company in the world and first headquartered in the United States to do so), or instead adopt an incremental level of compliance as at least 220 companies have. The lack of specificity makes it impossible for the Company to know how it should attempt to comply with the will of the shareholders if they were to approve the Proposal.

Further, the Proposal requests that Company management prepare a report based upon the Guidelines that describes "the environmental, social and economic impacts of its hog production operations, and alternative technologies and practices to reduce or eliminate adverse impacts of these operations." Based on the Company's review of the Guidelines, there is a lot of information that is required that goes beyond the Company's hog production operations and alternative technologies. There does not appear to be a clear way to only discuss a part of the Company's operations. Is this report only supposed to discuss the Company's hog production operations and alternative technologies and ignore the remainder of the Company's operations including its meat processing operations?

Vagueness of the Guidelines

Although reference has been made herein to the complexity of the Guidelines, the Guidelines are themselves so vague that they do not provide adequate guidance as to what information a company should gather and disclose. This may serve as an explanation why only six companies worldwide report "in accordance with" the Guidelines. The following are a few examples of certain items in the Guidelines that would be difficult for the Company to determine exactly how to respond:

- Programs and procedures pertaining to economic, environmental, and social performance (Section 3.19, Guidelines, p. 43);
- Reporting organization's approach to managing indirect economic, environmental, and social impacts resulting from its activities (Section 3.17, Guidelines, p. 43); and
- Criteria/definitions used in any accounting for economic, environmental, and social costs and benefits (Section 2.18, Guidelines, p. 40).

The Company cannot determine exactly what information it would provide in response to these and many other vague requirements of the Guidelines.

Vagueness of Request

Assuming the Proposal is approved by shareholders and the Company determines to prepare the report, the Proposal gives no indication what the Company should do with the report once it is prepared. There is no request that the Company publish the report and send it to shareholders or even to post it on its website. Further, there is no date in the Proposal by which the report is supposed to be completed. The Proposal also requests that the Company prepare "a report," so this does not appear to be a request to complete annual reports. Given the complexity and the state of fluidity of the Guidelines, if the shareholders were to adopt the Proposal, the Company would not know the expectations of the shareholders regarding the timeliness of completion of the report. Given the vagueness of the Proposal regarding what the Company should do with the report after it is prepared and the requested timeframe of completion, it is very likely that the Company's shareholders would have various expectations regarding what they are voting on when reviewing this Proposal and the Company would have a difficult time determining what course it should take if the Proposal was adopted and the Company determined to implement the Proposal.

In the absence of any guidance in the Proposal regarding these points, the Company cannot determine with reasonable certainty what actions or measures the Proposal requires. In *Marriott International, Inc.* (March 14, 2002), the Staff determined a proposal was not vague and indefinite where the proposal specified the requested information be disseminated "through appropriate means, whether it be posted on the Company's website or sent via a written communication to shareholders." The Proposal does not give the Company such guidance.

For these reasons, the Company believes that the Proposal is vague and indefinite, and therefore excludable under Rule 14a-8(i)(3).

II. The Company may exclude the Proposal under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

The Company believes that the Proposal is properly excludable under Rule 14a-8(i)(7) as it deals with matters relating to the Company's "ordinary business operations." In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the policy underlying the ordinary business exclusion is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." In the 1998 Release, the Commission cited two central considerations in applying the ordinary business exclusion:

- Subject Matter of the Proposal – "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

- "Micro-Managing" the Company – The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies."

A. The subject matter of the Proposal partially relates to ordinary business and therefore the Proposal is excludable.

The Company believes that the Proposal is excludable because, by requesting a report based upon the Guidelines, part of the Proposal relates to ordinary business. As stated previously, the Staff did not concur in the view that a report on the social and environmental issues related to sustainability could be excluded under Rule 14a-8(i)(7) in *Johnson Controls, Inc.* (November 14, 2002). However, the report requested in the proposal in *Johnson Controls* was not based upon the Guidelines as the company was allowed to determine how it wanted to report on sustainability issues. In Exchange Act Release No. 34-20091 (August 16, 1983), the Commission stated that where proposals request that companies prepare reports on specific aspects of their business, "the staff will consider whether the subject matter of the special report ... involves a matter of ordinary business" and "where it does, the proposal will be excludable." In accordance with this directive, the Staff has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. *See*, e.g., *AT&T Corp.* (February 21, 2001); *The Mead Corporation* (January 31, 2001); *Wal-Mart Stores, Inc.* (March 15, 1999); *Nike, Inc.* (July 10, 1997). In addition, the Staff has historically taken the position that, where part of a proposal relates to ordinary business, the proposal may be excluded in its entirety even though "the proposal appears to address matters outside the scope of ordinary business." See *E*Trade Group, Inc.* (October 31, 2000).

The Staff has reached the same conclusion in response to proposals requesting that companies prepare reports on specific subjects. Where one or more of the matters to be covered in a report relates to a company's ordinary business operations, the Staff has taken the position that the proposal requesting the report can be excluded in its entirety. Three companies sought to omit from their proxy materials a proposal requesting that their respective boards of directors report on the companies' actions to ensure that they did not purchase from suppliers that use forced, convict or child labor or failed to comply with laws protecting employees' rights. The Staff permitted all three of these companies to exclude the proposal despite the fact that significant social issues were raised in the proposals. In each instance, the Staff "note[d] in particular that, although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations." See *Wal-Mart Stores, Inc.* (March 15, 1999); *Kmart Corporation* (March 12, 1999); *The Warnaco Group, Inc.* (March 12, 1999).

The Staff has a long-standing policy of not permitting proponents to revise overly broad shareholder proposals once it becomes apparent that the proposals would be excludable under Rule 14a-8(i)(7) because they address ordinary business operations. See id. The no-action letters discussed above clearly illustrate that, where a portion or part of a proposal relates to a company's ordinary business operations, the company may properly exclude the entire proposal. The Guidelines call for disclosure regarding a number of items relating to the Company's ordinary business. Although any one of these items would be sufficient to render the Proposal excludable in its entirety and the list that follows is not exhaustive, the Company wishes particularly to note the following ordinary business matters that are covered by the Guidelines, and with respect to which the Proposal seeks disclosure.

Employee Matters

In seeking disclosure that is "based upon" the Guidelines, the Proposal calls for various disclosures about the Company's labor and employment practices. Specifically, a significant portion of Part C (Report Content) of the Guidelines is devoted to disclosures about labor and employment practice. The Guidelines specify reporting on total payroll and benefits, including wages, pension, other benefits, and redundancy payments, broken down by country or region. See Economic Performance Indicator (EC)5, Guidelines, p. 47. The section of Part C entitled "Social Performance Indicators: Labor Practices and Decent Work" calls for disclosure of numerous items relating to employment practices, including information on the composition of a company's work force, employee benefits, labor organization and collective bargaining, safety of working conditions, training, equal opportunity policies, human rights, non-discrimination, freedom of association, child and forced labor, and discipline. See Labor Performance Indicator (LA)1-LA17, Human Rights Performance Indicator (HR)1-HR14, Social Performance Indicator (SO)1-S07, Guidelines, pp. 52-55. In addition, other items scattered throughout Part C call for disclosure about employment-related matters.[1] The Proposal, as noted above, specifically calls for information on the use of sweatshop labor, the same subject that the Staff concurred involved ordinary business matters in the *Wal-Mart Stores, Inc., Kmart Corporation,* and *The Warnaco Group, Inc.* letters cited above.

The Commission has stated that proposals involving "the management of the workforce, such as the hiring, promotion, and termination of employees," relate to ordinary business matters. 1998 Release; see also Staff Legal Bulletin No. 14A (July 12, 2002) (citing same). Consistent with this position, the Staff has concluded that companies may exclude proposals relating to general employee compensation matters in reliance on Rule 14a-8(i)(7). See Staff Legal Bulletin No. 14A (July 12, 2002); see also, e.g., *Xerox Corporation* (March 31, 2000) (proposal requesting that company provide its employees competitive compensation and benefits excludable because proposal related to "general employee compensation matters"). The Staff has reached the same conclusion with respect to proposals addressing employee benefits.

[1] See, e.g., Section 2.8, Guidelines, p. 39 (number of employees; breakdown of employees by country/region); Section 2.9, Guidelines, p. 40 (key attributes of stakeholders, including trade unions (relation to workforce and reporting organization), and direct and indirect workforce (size, diversity, relationship to reporting organization)).

See, e.g., *Wal-Mart Stores, Inc.* (April 2, 2002) (proposal requesting that board implement specified changes involving employee discounts, company contributions to employee stock purchases, hourly pay, use of company gift cards, stock option grants, and employee control of displaying merchandise excludable because proposal related to "employee benefits, general compensation matters ... and employee relations"); *AT&T Corp.* (March 1, 2002) (proposal requesting that board revise company's health coverage policy to provide free lifetime health insurance to retirees excludable because proposal related to "employee benefits"); *Hilton Hotels Corporation* (March 14, 2003) (proposal urging the board to provide an accounting of all executive retirement benefits, including but not limited to all forms of deferred compensation and supplemental retirement and retention plan excludable because it related to "general employee benefits").

A substantial portion of the disclosures covered under the Guidelines focuses on the Company's policies and practices relating to overall working conditions, salaries and benefits, training, health and safety, and other employment issues. These disclosures relate to the management of the Company's workforce and do not raise significant social policy issues. Accordingly, the Proposal, which requests a report "based upon" the Guidelines, constitutes the type of proposal that continues to be regarded as addressing ordinary business, as contemplated by the Commission in the 1998 Release.

Selection of Suppliers/Contractors

In seeking disclosure "based upon" the Guidelines, the Proposal also calls for various disclosures about the Company's relationships with, and the conduct of, the Company's suppliers and vendors. Specifically, the Guidelines seek disclosure about the key attributes of a company's suppliers, including information about the products and services provided by suppliers and the suppliers' local, national and international operations. See Section 2.9, Guidelines, p. 40.[2] Both the Commission and the Staff have taken the position that proposals relating to a company's relationships with suppliers and vendors are excludable because they address matters of ordinary business.

In the 1998 Release, the Commission cited "retention of suppliers" as an example of a task that is "so fundamental to management's ability to run a company on a day-to-day basis" that it cannot, "as a practical matter, be subject to direct shareholder oversight." 1998 Release. Consistent with the considerations underlying Rule 14a-8(i)(7), the Staff has permitted the exclusion of proposals addressing the practices of a company's suppliers. See, e.g., *Seaboard Corporation* (March 3, 2003) (permitting exclusion of proposal requesting report on use of antibiotics by company's hog suppliers); *Hormel Foods Corporation* (November 19, 2002) (permitting exclusion of proposal requesting report on use of antibiotics by company's meat suppliers). Similarly, the Staff has permitted the exclusion of proposals requesting information on a company's practices relating to the selection of vendors and suppliers. In *Wal-Mart Stores,*

[2] See also, e.g., Section 3.16, Guidelines, p. 43 (policies and systems for managing upstream and downstream impacts, including supply chain management as it pertains to outsourcing and supplier environmental and social performance); EC11, Guidelines, p. 47 (supplier breakdown by organization and country, including a list of all suppliers from which purchases in the reporting period represent 10% or more of total purchases in that period and all countries where total purchasing represent 5% or more of gross domestic product); EN33, Guidelines, p. 50 (supplier performance relative to environmental components of policies and procedures for managing upstream and downstream impacts described in Section 3.16).

Inc. (April 10, 1991), for example, the Staff took a no-action position with respect to a proposal requesting a report on the company's efforts to purchase goods and services from minority and female-owned business. In doing so, the Staff "particularly note[d] that the proposal involves a request for detailed information on ... the Company's practices and policies for selecting suppliers of goods and services." See also *Wal-Mart Stores, Inc.* (April 10, 1992) (permitting exclusion of proposal involving request for detailed information on, among other things, "relationships with suppliers and other businesses").

The Company considers numerous factors in selecting and retaining its suppliers and vendors, including, but not limited to, the quality of products and/or services offered; location; competitive pricing; distribution capabilities; environmental, health and safety performance; and human resources practices. Evaluating these considerations is an integral part of the Company's daily business operations and cannot, from a practical standpoint, be subject to direct shareholder oversight. Because the report sought by the Proponents calls for disclosure "based upon" items in the Guidelines that involve the Company's selection of, and relationships with, its vendors and suppliers, the Proposal addresses matters that relate to the Company's ordinary business operations.

Products and services offered by the Company.

In seeking disclosure "based upon" the Guidelines, the Proposal calls for a variety of disclosures about the Company's decisions regarding the selection of products and the manner of production. The Staff has consistently take the position that decisions regarding the products and services that a company provides, and the manner in which a company furnishes such products and services, are matters of ordinary business.

Section 2.2 of the Guidelines, entitled "Major products and/or services, including brands if appropriate," states that the reporting organization should "indicate the nature of its role in providing these products and services, and the degree to which the organization relies on outsourcing." See Guidelines, p. 39. Various other items throughout Part C (Report Content) of the Guidelines would call for other disclosures relating to the Company's products and services.[3]

On many occasions, the Staff has concluded that decisions regarding the sales and/or development of particular products relate to a company's ordinary business operations when those products do not raise significant social or policy issues directly tied to the company's

---

[3] See, e.g., Section 2.8, Guidelines, p. 39 (quantity or volume of products produced/services offered; breakdowns of major products and/or identified services); Section 3.16, Guidelines, p. 43 (policies and/or systems for managing upstream and downstream impacts, including product and service stewardship initiatives (including efforts to improve product design to minimize negative impacts associated with manufacturing, use and final disposal)); Economic Performance Indicator (EC)13, Guidelines, p. 48 (major externalities associated with the reporting organization's products and services); Environmental Performance Indicator (EN) 14, Guidelines, p. 50 (significant environmental impact of principal products and services); EN15, Guidelines, p. 50 (percentage of weight of products sold that is recyclable or reusable at the end of the products' useful life and percentage that is actually recycled or reused); EN18, Guidelines, p. 49 (energy consumption footprint – i.e., annualized lifetime energy requirements of major products); Product Responsibility Indicator (PR)2, Guidelines, p. 55 (description of policy, procedures/management systems, and compliance mechanisms related to product information and labeling); PR7, Guidelines, p. 55 (number and types of instances of non-compliance with regulations concerning product information and labeling, including any penalties or fines assessed for non-compliance).

operations. The fact that a proposal addresses a product that is controversial, sparks public interest or debate, or otherwise touches upon prominent social issues does not remove a proposal addressing product selection and/or development from the realm of ordinary business. See, e.g., *Alliant Techsystems Inc.* (May 7, 1996) (permitting exclusion of proposal to adopt "policy to end all research, development, production, and sales" of landmines because production of landmines was consistent in nature and purpose with other products of munitions manufacturer and thus this proposal posed no extraordinary social issues); *Kmart Corporation* (February 23, 1993) (permitting exclusion of proposal that subsidiary stop sales of violent and/or sexually explicit literature and media); *McDonald's Corporation* (March 9, 1990) (permitting exclusion of proposal to introduce "a vegetarian entree whose means of production neither degrades the environment nor exploits other species").

The Company produces hogs and a wide variety of fresh pork and beef and processed meat products and markets them nationwide and internationally. On a daily basis, the Company's management makes a myriad of decisions, both large and small, about how best to conduct the Company's business, including the products offered by the Company. The ability to make these types of decisions autonomously is fundamental to management's ability to run the Company. Because the report sought by the Proponents calls for disclosure "based upon" items in the Guidelines that involve the Company's products and services, the Proposal addresses matters that relate to the Company's ordinary business operations.

Decisions regarding the location of, or changes in, the Company's operations.

In seeking disclosure "based upon" the Guidelines, the Proposal also calls for disclosure about decisions regarding the location of, and changes in, the Company's operations. Section 3.18 of the Guidelines provides that reporting organizations should "explain major decisions" during the reporting period regarding the location of, or changes in, operations, including decisions such as "facility or plant openings, closings, expansion, and contractions."

The Staff has consistently take the position that proposals relating to decisions about the location of office or operating facilities, including decisions about whether to build new facilities or cease operations in a particular location, are matters of ordinary business. See e.g., *MCI WORLDCOM, Inc.* (April 20, 2000) (proposal requesting analysis of economic impact of relocating company facilities); *Minnesota Corn Processors, LLC* (April 3, 2002) (decisions relating to location of corn processing plants); *The Allstate Corporation* (February 19, 2002) (proposal requesting that company cease operations in Mississippi); *Tenneco Inc.* (December 28, 1995) (determination of location of corporate headquarters).

The Company routinely makes decisions about where to locate offices and plants, and where to expand or contract various segments of its business. The Company continuously researches sites for potential future expansion nationally and internationally. These types of decisions involve complex considerations and are best left to the expertise of the Company's management. Because the report sought by the Proponents calls for disclosure about the location of the Company's operations and changes in the Company's operations, the Proposal addresses matters that relate to the Company's ordinary business operations.

Financial Disclosure

In seeking disclosure "based upon" the Guidelines, the Proposal also calls for various financial disclosures. Part C: *Report Content* in the Guidelines calls for "Economic Performance Indicators" that "have a scope and purpose that extends beyond that of traditional financial indicators." In particular, the Guidelines call for detailed financial information about customers, suppliers, employees, providers of capital and the public sector not traditionally required by generally accepted accounting principles ("GAAP") or by disclosure standards under applicable law.[4]

The Staff has consistently concurred that proposals addressing financial reporting and accounting policies not required by GAAP or by disclosure standards under applicable law may be excluded as relating to a company's ordinary business operations. Certain of the additional financial disclosures that the Proponents are requesting are not required by either GAAP or by any other law applicable to which the Company is subject. In *Santa Fe Southern Pacific Corp.* (January 30, 1986), the Staff stated, in connection with a proposal requiring the registrant to prepare current cost basis financial statements for the registrant and its subsidiaries, that "the determination to make financial disclosure not required by law" is considered to be a matter relating to a company's ordinary business operations. See also *American Stores Company* (April 7, 1992) (excluded proposal to include earnings, profits and losses for each subsidiary, and for each of its major retail operations, in annual report because proposal sought reporting information that was not required by GAAP or disclosure standards under applicable law); *Minnesota Mining & Manufacturing Company* (March 23, 1988) (permitting exclusion of a proposal that requested that the board of directors install system of accounting on a gold standard basis and include a summary of the alternate accounting system in the annual report); *The Chase Manhattan Corporation* (March 4, 1999) (permitting exclusion of certain tax information in annual reports); *NiSource Inc.* (March 10, 2003) (disclosure of gross revenue and net income statements of unregulated subsidiaries in the annual report); *General Electric Company* (January 21, 2003) (proposal requiring disclosure in annual report of (i) a directory listing all of the company's businesses; (ii) the gross earnings, profits and losses, assets and liabilities of these businesses; and (iii) the major investments, activities and risks of these businesses excludable because it relates to "presentation of financial information").

The detailed financial information required by the Guidelines regarding customers, suppliers, employees, providers of capital and the public sector do not raise significant social policy issues. Because the report sought by the Proponents calls for financial disclosures, the Proposal addresses matters that relate to the Company's ordinary business operations.

B. The Proposal seeks to micro-manage the Company's business and therefore the Proposal is excludable.

The Proposal clearly seeks to micro-manage the Company on an impermissible level. The 1998 Release specifically mentioned that proposals that seek to impose "methods for

---

[4] See, e.g., Economic Performance Indicator (EC)2, Guidelines, p. 47 (geographic breakdown of markets); Economic Performance Indicator (EC)4, Guidelines, p. 47 (percentage of contracts that were paid in accordance with agreed terms, excluding agreed penalty arrangements); Economic Performance Indicator (EC)8, Guidelines, p. 48 (total sum of taxes of all types paid broken down by country).

implementing complex policies" are excludable. The Proposal seeks just that – the imposition of a requirement to review complex management policies regarding the Company's performance in different areas of the Company's ordinary business operations. Because the establishment of a program that tests the performance of various business units and the Company as a whole is a task of tremendous scope that necessarily involves large amounts of detail for a business the size of the Company, by seeking to insert the shareholders into the Company's review of its operations, the Proposal probes too deeply into matters of a complex nature upon which shareholders as a group are not in a position to make an informed judgment.

In the 1998 Release, the Commission addressed a no-action letter issued to *Capital Cities/ABC, Inc.* (April 4, 1991), in which the Staff permitted exclusion of a proposal seeking detailed information on the company's affirmative action policies and procedures. While noting that proposals similar to the one in *Capital Cities/ABC, Inc.* would not automatically be excludable on ordinary business grounds, the Commission stated that "some proposals may intrude unduly on a company's ordinary business' operations by virtue of the level of detail that they seek." 1998 Release. This was the case in both *Capital Cities/ABC, Inc.* and *Wal-Mart Stores, Inc.* (April 10, 1991). In *Wal-Mart*, the proposal requested that the company report on its activities and progress in purchasing goods and services from minority- and female-owned businesses, on equal employment opportunities, and on affirmative action. In permitting exclusion of both proposals, the Staff noted in particular that "the proposal[s] involve[ ] a request for detailed information on the composition of the Company's work force and employment practices and policies."

The Proposal is similar in the level of detail that it seeks about the Company's policies and practices. Accordingly, it would be consistent with the rationale underlying the ordinary business exclusion in Rule 14a-8(i)(7) – to prevent the micro-management of the Company's business operations – to exclude the Proposal because of the highly detailed nature of the information it would have the Company compile and include in its GRI-based report.

CONCLUSION

For the reasons set forth above, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2003 Proxy Materials. Should you disagree with the conclusions set forth in this letter, I would appreciate the opportunity to confer with you prior to the issuance of the Staff's Rule 14a-8(d) response. Please do not hesitate to call me at (757) 365-3030 if you require additional information or wish to discuss this submission further. Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it with the courier.

Thank you for your attention to this matter.

Sincerely,



Michael H. Cole
Secretary and Associate General Counsel

Enclosures

EXHIBIT A

SMITHFIELD FOODS SHAREHOLDER RESOLUTION
TO DISCLOSE ENVIRONMENTAL, SOCIAL AND ECONOMIC PERFORMANCE

WHEREAS:

- Our company, the largest hog producer and pork processor in the world, produces hogs through a combination of company-owned and contract production operations in eight states, with contract farms providing 69% of our company's market hogs;

- Our company has embarked on a strategy of increasing brand awareness by marketing branded fresh pork and value-added branded pork products to retailers and consumers, thereby increasing the importance of maintaining our company's good name and reputation for quality and integrity with consumers;

- For several years, our company has been the subject of adverse publicity from National Labor Relations Board findings of violations of federal labor laws, citations and penalties filed by the Department of Occupational Safety and Health (OSHA) and allegations that Concentrated Animal Feeding Operations (CAFOs) owned by or under contract with our company have contaminated drinking water, depleted ground water, caused noxious odors, and other problems for local communities;

- Notwithstanding our company's commitment to responsible environmental stewardship, it has been cited for serious environmental violations, most notably from the breaching of hog waste lagoons into public waterways during hurricanes in 1995 and 1999;

- Under a 1999 agreement with the State of North Carolina, our company is prohibited from buying hogs from farms that have violated laws barring discharge of animal waste into surface waters or wetlands;

- Our company entered into a $65 million voluntary agreement in 2000 with North Carolina's Attorney General under which it funds research to find an environmentally superior and economically feasible technology to replace hog waste lagoons;

- If such technology is found, our company has committed to install the technology at company-owned facilities and to assist its contract growers financially so that they may implement the technology, however, our company has not stated what will happen if an environmentally superior and economically feasible alternative technology is not found;

- Management has recognized the environmental and financial risks our company faces from the likelihood of increasingly stringent federal and state regulation to protect water resources and, particularly, the "significant impact" new U.S.E.P.A. regulations governing CAFOs will have on our company's hog production operations;

- It is estimated that under the new U.S.E.P.A. regulations the number of CAFOs requiring pollution control permits will increase from 4,500 to 15,500 by 2006;

- We believe that hog waste lagoons and other CAFO practices used at company-owned and contract facilities pose significant environmental, financial and reputational risks.

- We believe a report based upon the Global Repotting Initiative's (www.globalreporting.org) guidelines can help both management and investors better understand such risks.

RESOLVED:
Shareholders request that management, at reasonable cost and omitting proprietary information, prepare a report based upon the Global Reporting Initiative guidelines describing the environmental, social and economic impacts of its hog production operations and alternative technologies and practices to reduce or eliminate adverse impacts of these operations.

SUSTAINABILITY REPORTING GUIDELINES

2002


Global
Reporting
Initiative

The GRI Board of Directors

Name	Affiliation
Roger Adams	Association of Chartered Certified Accountants
Jacqueline Aloisi de Larderel	United Nations Environment Programme, Division of Technology, Industry, and Economics
Fabio Feldmann	Brazilian Foundation for Climate Change; former Secretary of Environment, State of São Paulo
Toshihiko Goto	Environmental Auditing Research Group
Judy Henderson*	Immediate past Chair, Australian Ethical Investment Ltd
Hanns Michael Hölz	Deutsche Bank Group
Jamshed J. Irani	Tata Sons Limited
Robert Kinloch Massie	Coalition for Environmentally Responsible Economies
Mark Moody-Stuart	Retired Chair, Royal Dutch/Shell
Anita Normark	International Federation of Building and Wood Workers
Nyameko Barney Pityana	University of South Africa; former Chair, South Africa Human Rights Commission
Barbara Shailor	American Federation of Labor-Congress of Industrial Organizations
Björn Stigson	World Business Council for Sustainable Development
Allen White	Acting Chief Executive, Global Reporting Initiative
Peter Wong	Consultant, Deloitte Touche Tohmatsu, Hong Kong; Board Member, International Federation of Accountants

**Chair*


GRI

Sustainability Reporting Guidelines

2002



Further information on the GRI and the *Sustainability Reporting Guidelines* may be obtained from:

www.globalreporting.org

info@globalreporting.org

Global Reporting Initiative
Interim Secretariat
11 Arlington Street
Boston, MA 02116 USA
Tel: +1-617-247-0700
Fax: +1-617-267-5400
As of September 2002, the GRI Secretariat will be located in Amsterdam, Netherlands.
Please check the GRI website for contact details.

PREFACE

The Board of Directors of the Global Reporting Initiative (GRI) is pleased to release the *2002 Sustainability Reporting Guidelines*. This event marks a major milestone in the evolution of GRI both as an institution and as a reporting framework. From an institutional perspective, it marks the beginning of the first cycle of release, testing, review, and revision under GRI's new governance structure. From a reporting perspective, the 2002 *Guidelines* represent the culmination of two years of revisions work involving hundreds of individuals, as well as a significant advancement in rigour and quality relative to the June 2000 *Guidelines*. The GRI Board recognises that this remains "work in progress". GRI is a living process that operates in the spirit of "learning by doing". We are convinced that the lessons gained from using the *Guidelines* are the best compass for guiding ongoing improvement.

The GRI was launched in 1997 as a joint initiative of the U.S. non-governmental organisation Coalition for Environmentally Responsible Economies (CERES) and United Nations Environment Programme with the goal of enhancing the quality, rigour, and utility of sustainability reporting. The initiative has enjoyed the active support and engagement of representatives from business, non-profit advocacy groups, accounting bodies, investor organisations, trade unions, and many more. Together, these different constituencies have worked to build a consensus around a set of reporting guidelines with the aim of achieving worldwide acceptance.

The first set of *GRI Sustainability Reporting Guidelines* appeared as an Exposure Draft in 1999. Following testing and public comment, the GRI released the June 2000 *Guidelines*. A revision process began immediately and continued over the next two years, culminating in the work of the past six months. The process has benefited from extensive public comment from stakeholders worldwide. Every comment was carefully considered and a deliberate choice was made on which to incorporate. We recognise that not all suggestions were integrated into the new *Guidelines* but we strongly encourage continued engagement from all parties during the next cycle of revisions.

GRI recognises that developing a globally accepted reporting framework is a long-term endeavour. In comparison, financial reporting is well over half a century old and still evolving amidst increasing public attention and scrutiny. The 2002 *Guidelines* represent the GRI Board's view of a consensus on a reporting framework at this point in time that is a blend of a diverse range of perspectives.

There are numerous ways to use the 2002 *Guidelines*. An organisation may choose to simply use them for informal reference or to apply the *Guidelines* in an incremental fashion. Alternatively, an organisation may decide to report based on the more demanding level of "in accordance". This level of reporting relies on transparency to balance the need for flexibility in reporting with the goal of enhancing comparability across reporters. GRI welcomes all reporting organisations—whether beginners or advanced—as users of the *Guidelines*.

Preface

The release of the 2002 *Guidelines* marks the beginning of a new cycle of revisions. The GRI Board of Directors is developing a clear and detailed due process for the further refinement of the 2002 *Guidelines* with the aim of releasing an updated version in 2004. During the next two years, this process will offer ample opportunity for consultation on all aspects of the *Guidelines*. We invite all parties to join us—through testing, through working groups, through interactions with GRI's governance structure—in the on-going process of building the core guidelines, sector supplements, and technical protocols of the GRI framework into the next step forward in the evolution of sustainability reporting.

Dr. Judy Henderson
Chair, GRI Board of Directors

Table of Contents



INTRODUCTION


INTRO

The Global Reporting Initiative (GRI) is a long-term, multi-stakeholder, international process whose mission is to develop and disseminate globally applicable *Sustainability Reporting Guidelines* (*"Guidelines"*). These *Guidelines* are for voluntary use by organisations[1] for reporting on the economic, environmental, and social dimensions of their activities, products, and services[2]. The aim of the *Guidelines* is to assist reporting organisations and their stakeholders in articulating and understanding contributions of the reporting organisations to sustainable development.

Since publication of the first *Guidelines* in June 2000, the trends that catalysed the formation of GRI have continued unabated and, in most cases, have intensified. The issues—globalisation and corporate governance, accountability, and citizenship—have now moved to the mainstream of policy and management debates in many organisations and the countries in which they operate. The turbulent first years of the 21st century underscore the reason for GRI's rapid expansion: higher standards of accountability and increasing dependence on wide-ranging external multi-stakeholder networks will form a significant part of the fabric of organisational practice in the years to come.

Support for creating a new, generally accepted disclosure framework for sustainability reporting continues to grow among business, civil society, government, and labour stakeholders. GRI's rapid evolution in just a few years from a bold vision to a new permanent global institution reflects the imperative and the value that various constituencies assign to such a disclosure framework. The GRI process, rooted in inclusiveness, transparency, neutrality, and continual enhancement, has enabled GRI to give concrete expression to accountability (see Annex 1 for an overview of GRI.)

TRENDS

What, specifically, are the key trends during the last two years that have fuelled GRI's swift progress? Among the most influential are:

Expanding globalisation: Expansion of global capital markets and information technology continue to bring unprecedented opportunities for the creation of new wealth. At the same time, there is deep scepticism among many that such wealth will do anything to decrease social inequities. While governmental and non-governmental entities are major players in the globalisation process, it is corporate activity that remains its driving force. The result: all parties—including corporations—are seeking new forms of accountability that credibly describe the consequences of business activities wherever, whenever, and however they occur.

Search for new forms of global governance: Globalisation challenges the capacity of existing international and national institutions to govern corporate activity. One dramatic indication of this concern has been the incipient interest in a binding inter-

1. This includes corporate, governmental, and non-governmental organisations. All are included within GRI's mission. In its first phase, GRI has emphasised use of the *Guidelines* by corporations with the expectation that governmental and non-governmental organisations will follow in due course.

2. GRI uses the term "sustainability reporting" synonymously with citizenship reporting, social reporting, triple-bottom line reporting and other terms that encompass the economic, environmental, and social aspects of an organisation's performance.

> *EFFECTIVE CORPORATE GOVERNANCE DEPENDS ON ACCESS TO RELEVANT, HIGH-QUALITY INFORMATION THAT ENABLES PERFORMANCE TRACKING AND INVITES NEW FORMS OF STAKEHOLDER ENGAGEMENT.*

national convention on corporate accountability. The borderless global economy requires equally borderless governance structures to help direct private sector activity toward outcomes that are socially and environmentally, as well as economically, beneficial. New models of international governance, affecting such areas as greenhouse gas emissions, forestry and fishing practices, ozone depletion, labour practices, and financial accounting standards, exemplify a new generation of initiatives that align governance with the challenges of an increasingly complex and interconnected world. A key theme in all of these emerging governance models is the demand for higher levels of transparency.

Reform of corporate governance: Pressures on corporations to establish and maintain high standards of internal governance are accelerating. As society witnesses the growing influence of corporations in driving economic, environmental, and social change, investors and other stakeholders expect the highest standards of ethics, transparency, sensitivity, and responsiveness from corporate executives and managers. Governance systems are increasingly expected to extend beyond their traditional focus on investors to address diverse stakeholders. The independence of board members, executive participation in external partnerships, compensation and incentive schemes, and integrity of auditors are under increasing scrutiny. Effective corporate governance depends on access to relevant, high-quality information that enables performance tracking and invites new forms of stakeholder engagement. The proliferation of corporate governance initiatives—the Cadbury Commission and the Turnbull Report in the United Kingdom (UK), the King Report in South Africa, Brazil's innovative New Stock Exchange, OECD's *Guidelines for Multinational Enterprises* and *Corporate Governance Principles*, and the World Bank's Corporate Governance Forum—attest to rising expectations for high standards of corporate behaviour.

Global role of emerging economies: The same globalisation, accountability, and governance trends evident in industrial nations are taking root in emerging economies. Nations such as Brazil, India, and South Africa are full participants in the globalisation process. The technology innovation and capital flows that powered globalisation in the last decade now permeate these emerging nations, positioning them as regional and global players on the economic stage of the 21st century. At the same time, tightly linked global supply chains are spreading common management practices and increasing accountability pressures into all segments of the value chain. Corporate accountability has expanded from its early association with multi-national (or trans-national) corporations into a broad-based movement that is affecting private sector entities of all sizes around the world.

Rising visibility of and expectations for organisations: The spread of the Internet and communications technologies is accelerating the global transfer of information and amplifying the speed and force of feedback mechanisms. Consumers, supported by growing media coverage of sustainability issues, have ready access to information about organisations at an unprecedented level of detail. Companies in particular are facing more clearly articulated expectations from customers and consumers regarding their contributions to sustainable development. Several recent high-profile events have exemplified the risks to reputation and brand image associated with poor sustainability management.

Measurement of progress toward sustainable development: As sustainable development has become widely adopted as a foundation of public policy and organisational strategy, many organisations have turned their attention to the challenge of translating the concept into practice. The need to better assess an organisation's status and align future goals with a complex range of external factors and partners has increased the urgency of defining broadly accepted sustainability performance indicators.

Governments' interest in sustainability reporting: When GRI was conceived in 1997, governmental interest in integrated economic, environmental, and social reporting was scant. Today, voluntary, statutory, and regulatory initiatives abound. In Australia, the United States of America (USA), Taiwan, Japan, and European Union countries such as France, the Netherlands, UK, and Denmark, incentives and requirements to enlarge the scope of conventional corporate financial reporting to include non-financial information are rapidly unfolding. Some actions are motivated by national environmental and social policy goals, others by investor pressures to obtain a clearer picture of corporate performance via the securities regulatory process. All indications point to continuing expansion of governmental reporting initiatives to new countries and regions over the next few years.

Financial markets' interest in sustainability reporting: The financial industry slowly but steadily is embracing sustainability reporting as part of its analytical toolkit. Spurred in part by growing demand for social and ethical funds among institutional and individual investors, new "socially responsible" indices are appearing each year. At the same time, the exploration of the relationship between corporate sustainability activities and shareholder value is advancing. Linkages between sustainability performance and key value drivers such as brand image, reputation, and future asset valuation are awakening the mainstream financial markets to new tools for understanding and predicting value in capital markets.

Emergence of next-generation accounting: The late 20th century saw worldwide progress in harmonising financial reporting. Indeed, the rich tradition of financial reporting, continually evolving to capture and communicate the financial condition of the organisation, has inspired GRI's evolution. Yet today, many observers—including accountants themselves—recognise that characterising the "bricks and mortar" economy of the past will not suffice as a basis for characterising today's information economy. Valuing intangible assets—human capital, environmental capital, alliances and partnerships, brands, and reputation—must complement the valuation of conventional tangible assets—factories, equipment, and inventory. Under the rubric of "business reporting", "intangible assets analysis", and "value reporting", a number of accounting groups have launched programmes to explore how accounting standards should be updated to embrace such value drivers. New concepts of risk, opportunity, and uncertainty are likely to emerge (see Annex 2).

CHARACTERISING THE "BRICKS AND MORTAR" ECONOMY OF THE PAST WILL NOT SUFFICE AS A BASIS FOR CHARACTERISING TODAY'S INFORMATION ECONOMY.

Benefits of Reporting

All these trends are familiar to managers seeking to sharpen their competitiveness in a globalising world. For the two thousand or more companies worldwide that are already reporting, the business justification for economic, environmental, and social reporting is fact, not hypothesis. While no reporting organisation may ever see the full range of potential benefits, observers point to the following common views in the business community:

- Effective management in a global economy, where information (reliable or unreliable) travels at Internet speed, requires a proactive approach. Measuring and reporting both past and anticipated performance is a critical management tool in today's high-speed, interconnected, "24-hour news" world.

BY DRAWING THOUSANDS OF PARTNERS INTO A MULTI-STAKEHOLDER PROCESS, GRI CONTINUES TO WORK TOWARD HARMONISATION OF DISCLOSURE.

- Today's strategic and operational complexities require a continual dialogue with investors, customers, advocates, suppliers, and employees. Reporting is a key ingredient to building, sustaining, and continually refining stakeholder engagement. Reports can help communicate an organisation's economic, environmental, and social opportunities and challenges in a way far superior to simply responding to stakeholder information requests.
- Companies increasingly emphasise the importance of relationships with external parties, ranging from consumers to investors to community groups, as key to their business success. Transparency and open dialogue about performance, priorities, and future sustainability plans helps to strengthen these partnerships and to build trust.
- Sustainability reporting is a vehicle for linking typically discrete and insular functions of the corporation—finance, marketing, research and development—in a more strategic manner. Sustainability reporting opens internal conversations where they would not otherwise occur.
- The process of developing a sustainability report provides a warning of trouble spots—and unanticipated opportunities—in supply chains, in communities, among regulators, and in reputation and brand management. Reporting helps management evaluate potentially damaging developments before they develop into unwelcome surprises.
- Sustainability reporting helps sharpen management's ability to assess the organisation's contribution to natural, human, and social capital. This assessment enlarges the perspective provided by conventional financial accounts to create a more complete picture of long-term prospects. Reporting helps highlight the societal and ecological contributions of the organisation and the "sustainability value proposition" of its products and services. Such measurement is central to maintaining and strengthening the "licence to operate".
- Sustainability reporting may reduce volatility and uncertainty in share price for publicly traded enterprises, as well as reducing the cost of capital. Fuller and more regular information disclosure, including much of what analysts seek from managers on an ad hoc basis, can add stability to a company's financial condition by avoiding major swings in investor behaviour caused by untimely or unexpected disclosures.

During 2000–2002, these trends, separately and synergistically, have reinforced interest in GRI and its core mission.

CONFLUENCE OF NEED AND OPPORTUNITY

Yet much work remains. Inconsistent reporting approaches developed by business, government, and civil society continue to appear. At the same time, many other organisations wonder how best to engage in reporting. As diverse groups seek information, the multiplicity of information requests gives rise to redundancy, inefficiency, and frustration. As was the case in June 2000, these 2002 *Guidelines* represent another step in addressing the challenge of responding to surging information demands emanating from competing reporting frameworks. By drawing thousands of partners and hundreds of organisations into a multi-stakeholder process, GRI continues to work toward harmonisation of disclosure, thereby maximising the value of reporting for both reporting organisations and users alike.

This confluence of need and opportunity underpins GRI's rapid development. There are, of course, many challenges ahead. GRI recognises that the goal of reporting on economic, environmental, and social performance at the organisational level—let alone a fully integrated sustainability assessment of an organisation—is at the earliest stages of a journey that will continue for many years.

But for GRI, the fundamentals that inspired its creation remain unchanged. The long-term objective of developing "generally accepted sustainability principles" requires both a concrete product incorporating the world's best thinking and a legitimate, dynamic process through which continuous learning can occur. With a new permanent institution to implement its mission, GRI is positioned to deliver continually improving guidelines, technical protocols, and sector supplements. All will evolve on a platform of technical excellence, a multi-stakeholder process, and transparency embedded in GRI's governance and operating practices.



PART A: USING THE GRI *GUIDELINES*


A

WHAT ARE THE GRI *GUIDELINES*?

The GRI *Guidelines* are a framework for reporting on an organisation's economic, environmental, and social performance. The *Guidelines*:

- present reporting principles and specific content to guide the preparation of organisation-level sustainability reports;
- assist organisations in presenting a balanced and reasonable picture of their economic, environmental, and social performance;
- promote comparability of sustainability reports, while taking into account the practical considerations related to disclosing information across a diverse range of organisations, many with extensive and geographically dispersed operations;
- support benchmarking and assessment of sustainability performance with respect to codes, performance standards, and voluntary initiatives; and
- serve as an instrument to facilitate stakeholder engagement.

THIS IS A TECHNICAL DOCUMENT, AIMED AT PRACTITIONERS, THAT PRESENTS THE GRI GUIDELINES *AND DESCRIBES THEIR APPLICATION. FOR A MORE GENERAL INTRODUCTION TO THE* GUIDELINES, *PLEASE SEE THE COMPANION DOCUMENT:* INTRODUCING THE 2002 SUSTAINABILITY REPORTING GUIDELINES

The *Guidelines* are ***not***:

- a code or set of principles of conduct;
- a performance standard (e.g., emissions target for a specific pollutant); or
- a management system.

The *Guidelines* do ***not***:

- provide instruction for designing an organisation's internal data management and reporting systems; or
- offer methodologies for preparing reports, or for performing monitoring and verification of such reports.

THE *GUIDELINES* DOCUMENT IS STRUCTURED IN FIVE PARTS:	
Introduction	Trends driving sustainability reporting and the benefits of reporting.
Part A: Using the GRI *Guidelines*	General guidance on use of the *Guidelines*.
Part B: Reporting Principles	Principles and practices that promote rigourous reporting and underlie the application of the *Guidelines*.
Part C: Report Content	Content and compilation of a report.
Part D: Glossary and Annexes	Additional guidance and resources for using the *Guidelines*.

What Is a GRI "Sustainability Report"?

The GRI *Guidelines* organise "sustainability reporting" in terms of economic, environmental, and social performance (also known as the "triple bottom line"). This structure has been chosen because it reflects what is currently the most widely accepted approach to defining sustainability. GRI recognises that, like any simplification of a complex challenge, this definition has its limitations. Achieving sustainability requires balancing the complex relationships between current economic, environmental, and social needs in a manner that does not compromise future needs. Defining sustainability in terms of three separate elements (economic, environmental, and social) can sometimes lead to thinking about each element in isolation rather than in an integrated manner. Nonetheless, the triple bottom line is a starting point that is comprehensible to many, and has achieved a degree of consensus as a reasonable entry point into a complex issue. Looking ahead, GRI is committed to continually improving the structure and content of the *Guidelines* in line with the evolving consensus on how to best measure performance against the goal of sustainable development.

GRI is committed to continually improving the Guidelines in line with the evolving consensus on how to best measure performance against the goal of sustainable development.

Relationship to Stakeholder Dialogue

A primary goal of reporting is to contribute to an ongoing stakeholder dialogue. Reports alone provide little value if they fail to inform stakeholders or support a dialogue that influences the decisions and behaviour of both the reporting organisation and its stakeholders. However, GRI clearly recognises that the engagement process neither begins nor ends with the publication of a sustainability report.

Within the broader context of stakeholder engagement, GRI's mission is to elevate the quality of reporting to a higher level of comparability, consistency, and utility. The purpose of these *Guidelines*, and the GRI framework as a whole, is to capture an emerging consensus on reporting practices. This provides a point of reference against which reporting organisations and report users can approach the challenge of developing effective and useful reporting practices.

Who Should Use the *Guidelines*?

Use of the GRI *Guidelines* is voluntary. They are intended to be applicable to organisations of all sizes and types operating in any location. The core guidelines embodied in this document are not specific to any single industry sector. This 2002 release has been developed primarily with the needs of business organisations in mind, but other types of organisations such as government agencies and not-for-profit organisations can apply the *Guidelines*.

The *Guidelines* are intended to complement other initiatives to manage economic, environmental, and social performance and related information disclosure. The *Guidelines* and GRI-based reports are not a substitute for legally mandated reporting or disclosure requirements, nor do they override any local or national legislation. Reporting organisations should note in their reports instances where government regulations, conventions, or treaties restrict disclosure of information contained in the *Guidelines*.

Reporting by Smaller Organisations

Reporting may present a special challenge for smaller organisations—whether for-profit or not-for-profit, private or public. Such organisations may choose to adopt an incremental approach to implementing the *Guidelines*. GRI welcomes efforts to develop tools to help smaller organisations begin using the *Guidelines*. Such tools will assist smaller organisations to gradually move toward more comprehensive reporting.

THE GRI FAMILY OF DOCUMENTS

The GRI family of documents includes the following:

- the *Sustainability Reporting Guidelines* (the "*Guidelines*");
- sector supplements;
- issue guidance documents; and
- technical protocols.

Brief descriptions are as follows:


AS OF JUNE 2002, DRAFT SECTOR SUPPLEMENTS ARE AVAILABLE FOR TOUR OPERATORS AND FOR FINANCIAL SERVICES (SOCIAL PERFORMANCE INDICATORS ONLY). AUTOMOTIVE AND TELECOMMUNICATIONS SECTOR SUPPLEMENTS ARE UNDER DEVELOPMENT, AND OTHERS WILL FOLLOW IN 2003.

The Guidelines

This document is the foundation upon which all other GRI documents are based. The *Guidelines* represent the reporting content that has been identified as most broadly relevant to both reporting organisations and report users. The document is the "core" of the GRI family of documents. Other supplements and guidance documents, focussed on sectors and issues, are intended to add to, but not replace, the *Guidelines*. In other words, reporting organisations using a supplement are also expected to use the *Guidelines* by blending the two into a comprehensive reporting framework.

Sector Supplements

GRI recognises the limits of a one-size-fits-all approach and the importance of capturing the unique set of sustainability issues faced by different industry sectors (e.g., mining, automotive, banking). To address this need, GRI is developing sector supplements through multi-stakeholder processes for use with the core *Guidelines*. These supplements are at an early stage of development, but will grow in number and rigour over time. The first examples will begin appearing in 2002 as separate documents.

Issue Guidance Documents

GRI expects to develop issue-specific guidance documents on topics such as "diversity" and "productivity" to provide reporting organisations with additional models for organising the information in the *Guidelines* and sector supplements.

Technical Protocols

To assist users in applying the *Guidelines*, GRI is developing its first technical protocols on indicator measurement. Each protocol addresses a specific indicator (e.g., energy, child labour) by providing detailed definitions, procedures, formulae, and references to ensure consistency across reports. Over time, most of the indicators in the GRI *Guidelines* will be supported by a specific technical protocol. The GRI protocols may also extend to cover issues such as reporting boundaries or other questions pertaining to reporting principles and structure.

Preparing a Report Using the GRI Family of Documents

An organisation preparing a GRI-based report should start with the *Guidelines* (see Figure 1). If a sector supplement applicable to the reporting organisation is available, the reporting guidance and indicators contained in that supplement should be used in addition to the indicators and information contained in the *Guidelines*. In the absence of a sector supplement, reporting organisations are encouraged to go beyond the information contained in the *Guidelines* and to include whatever information is specific to their sector and essential to ensuring a balanced and reasonable representation of their sustainability performance. When reporting on specific indicators in either this document or a supplement, reporting organisations should apply GRI technical protocols whenever available.


If Available
All Organisations
If Preferred
Sector Supplements
Sustainability Reporting Guidelines
Technical Protocols
Sustainability Report
Issue Guidance Documents

Figure 1. Family of Documents

For more information on the GRI family of documents, visit www.globalreporting.org.

Relationship of the *Guidelines* to Other Sustainability Management Tools

The last decade has seen a proliferation of tools to help organisations, especially businesses, manage their economic, environmental, and social performance. These tools have appeared in a number of forms, ranging from codes of conduct to management systems to internal performance assessment methodologies.

GRI, in contrast, is an external reporting framework that enables organisations to communicate: 1) actions taken to improve economic, environmental, and social performance; 2) the outcomes of such actions; and 3) future strategies for improvement. The *Guidelines* do not govern an organisation's behaviour. Rather, they help an organisation describe the outcome of adopting and applying codes, policies, and management systems.


GRI ATTEMPTS TO
PROVIDE A REPORTING
TOOL THAT COMPLEMENTS
OTHER INITIATIVES.

GRI complements other tools and practices used by organisations to manage their sustainability performance, including:

- charters or codes of conduct (general principles to guide an organisation's behaviour);
- organisational policies (internal guidance or rules on how an organisation addresses an issue);
- standards (prescribed methodologies, processes, or performance targets);
- third-party voluntary initiatives; and
- management systems (both certifiable and non-certifiable systems covering areas such as environmental and social performance or quality management).

Incorporating concepts and practices from a wide range of business, governmental, labour, and NGO initiatives has enriched the GRI *Guidelines*. These include initiatives that address issues at the facility, sector, organisational, national, and global levels. In developing the *Guidelines*, GRI attempts to provide a reporting tool that both incorporates and complements other initiatives while remaining faithful to its overarching mission and reporting principles.

Reporting Expectations and Design

The issues below are addressed in the following pages:

- core versus additional indicators;
- flexibility in using the *Guidelines*;
- customising a report within the GRI framework;
- frequency and medium of reporting;
- financial reports; and
- credibility of reports.

Core Versus Additional Indicators

The 2002 *Guidelines* contain two categories of performance indicators: core and additional. Both types of indicators have emerged from the GRI consultative process as valuable measures of the economic, environmental, and social performance of organisations. These *Guidelines* distinguish between the two types of indicators as follows:

Core indicators are:

- relevant to most reporting organisations; and
- of interest to most stakeholders.

Thus, designation as "core" signifies general relevance to both reporters and report users. In designating an indicator as "core", however, GRI exercises some discretion. For some core indicators, relevance may be limited to many, but not most, potential reporters. In the same vein, an indicator may be of keen interest to many, but not most, stakeholders. Over time, GRI expects that development of sector supplements will lead to the shifting of a number of core indicators to such supplements.

Additional indicators are defined as those that have one or more of the following characteristics:

- represent a leading practice in economic, environmental, or social measurement, though currently used by few reporting organisations;
- provide information of interest to stakeholders who are particularly important to the reporting entity; and
- are deemed worthy of further testing for possible consideration as future core indicators.

Reporting organisations are encouraged to use the additional indicators in Section 5 of Part C to advance the organisation's and GRI's knowledge of new measurement approaches. Feedback on these indicators will provide a basis for assessing the readiness of additional indicators for future use as core indicators, for use in sector supplements, or for removal from the GRI indicator list.

Flexibility in Using the Guidelines

GRI encourages the use of the GRI *Guidelines* by all organisations, regardless of their experience in preparing sustainability reports. The *Guidelines* are structured so that all organisations, from beginners to sophisticated reporters, can readily find a comfortable place along a continuum of options.

Recognising these varying levels of experience, GRI provides ample flexibility in how organisations use the *Guidelines*. The options range from adherence to a set of conditions for preparing a report "in accordance" with the *Guidelines* to an informal approach. The latter begins with partial adherence to the reporting principles and/or report content in the *Guidelines* and incrementally moves to fuller adoption. This range of options is detailed below, and in Figure 2.

Reporting "In Accordance" with the *Guidelines*

The decision to report in accordance with the *Guidelines* is an option, not a requirement. It is designed for reporters that are ready for a high level of reporting and who seek to distinguish themselves as leaders in the field. The growing number of organisations with strong reporting practices demonstrates the ability of numerous organisations to adopt the in accordance option.

The conditions for reporting in accordance with the GRI *Guidelines* seek to balance two key objectives of the GRI framework:

- comparability; and
- flexibility.

Comparability has been integral to GRI's mission from the outset, and is closely tied to its goal of building a reporting framework parallel to financial reporting. The in accordance conditions help to advance GRI's commitment to achieving max-

"In Accordance" Conditions

Organisations that wish to identify their report as prepared in accordance with the 2002 GRI *Guidelines* must meet five conditions:

1. Report on the numbered elements in Sections 1 to 3 of Part C.
2. Include a GRI Content Index as specified in Section 4 of Part C.
3. Respond to each core indicator in Section 5 of Part C by either (a) reporting on the indicator or (b) explaining the reason for the omission of each indicator.
4. Ensure that the report is consistent with the principles in Part B of the *Guidelines*.
5. Include the following statement signed by the board or CEO: "This report has been prepared in accordance with the 2002 GRI *Guidelines*. It represents a balanced and reasonable presentation of our organisation's economic, environmental, and social performance."

imum comparability across reports by creating a common reference point for all reporters that choose to use this option.

While GRI seeks to enhance comparability between reports, also it is committed to supporting flexibility in reporting. Legitimate differences exist between organisations and between industry sectors. The GRI framework must have sufficient flexibility to allow reports to reflect these differences.


AT THIS TIME, GRI DOES NOT CERTIFY CLAIMS OF IN ACCORDANCE NOR DOES IT VALIDATE EXPLANATIONS OF OMITTED INFORMATION.

The in accordance conditions rely on transparency to balance the dual objectives of comparability and flexibility. Reporting organisations are asked to clearly indicate how they have used the *Guidelines* and, in particular, the core indicators. The evaluation of these decisions is then left to report users.

Reporting organisations that choose to report in accordance must note the reasons for the omissions of any core indicators in their reports, preferably in or near the GRI Content Index. GRI recognises that various factors may explain the omission of a core indicator. These include, for example: protection of proprietary information; lack of data systems to generate the required information; and conclusive determination that a specific indicator is not relevant to an organisation's operations. In providing these explanations, reporting organisations are encouraged to indicate their future reporting plans, if any, relative to each excluded core indicator. Indicators omitted for the same reason may be clustered and linked to the relevant explanation.

GRI emphasises that the exclusion of some core indicators still allows organisations to report in accordance with the *Guidelines* as long as explanations appear. At this time, GRI does not certify claims of in accordance nor does it validate explanations of omitted information. However, reporting organisations that elect an in accordance approach should anticipate that users will compare their reports against the five conditions associated with the in accordance status and make judgements based on such evaluation.

Informal Application of the *Guidelines*

Given the youthful state of comprehensive economic, environmental, and social reporting, GRI recognises that many organisations are still building their reporting capacity. These organisations are invited to choose an informal approach consistent with their current capacity (see Annex 3). They may choose not to cover all of the content of the GRI *Guidelines* in their initial efforts, but rather to base their reports on the GRI framework and incrementally improve report content coverage, transparency, and structure over time.

For example, a first-time reporter may use a portion of the performance indicators (Part C) without having to provide an indicator-by-indicator explanation of omissions. Gradually, expanding use of the reporting principles and/or indicators will move the organisation toward more comprehensive coverage of economic, environmental, and social performance. Organisations that choose an incremental approach may reference GRI in their report. Such a reference should include a brief description of how the GRI *Guidelines* informed development of the report. However, incremental reporters may not use the term in accordance nor include the prescribed board or CEO statement unless all conditions for the in accordance option are met.


In Accordance
TRANSPARENCY >
STRUCTURE >
INCREMENTAL REPORTING
Informal
COVERAGE >

Figure 2. Options for Reporting

In sum, aware of the wide spectrum of reporter experience and capabilities, GRI enables reporters to select an approach that is suitable to their individual organisations. With time and practice, organisations at any point along this spectrum can move gradually toward comprehensive reporting built on both the principles and content of the GRI framework. Similarly, GRI will continue to benefit from the experiences of reporting organisations and report users as it strives to continually improve the *Guidelines.*

Customising a Report Within the GRI Framework

The *Guidelines* set out the basic information for inclusion in a report. However, GRI expects that reporting organisations will take steps to design their report content to reflect the unique nature of their organisation and the context in which it operates. These steps may involve:

- defining reporting boundaries;
- inserting additional content (usually based on stakeholder consultation) such as indicators, and textual discussions; and/or
- adopting a format tailored to the organisation.

Boundaries

In the early years of reporting, most organisations measured and reported on impacts based on the traditional boundary criteria used in financial reporting, that is, legal ownership and direct control. In recent years, companies have begun to experiment with expanding their reporting boundaries to better reflect the unique "footprint" of their organisation and its activities.

The completeness principle in Part B offers brief commentary on boundaries, and GRI is working to develop additional guidance and technical protocols on this issue. Until such guidance is available, the GRI framework emphasises the importance of extensive interaction with stakeholders to determine appropriate reporting boundaries. Equally important, organisations should maintain a high degree of transparency in their reports regarding the specific reporting boundaries they have chosen.

Content

GRI encourages organisations to go beyond the information requested in Part C of the *Guidelines,* as needed, to present a balanced and reasonable picture of their economic, environmental, and social performance. In applying the *Guidelines,* each reporting organisation will make different decisions regarding the use of the additional performance indicators in Section 5 of Part C. Reporting organisations should also include other content, particularly integrated performance indicators, identified through stakeholder consultation. This information and these indicators may relate to sector- or geography-specific issues pertinent to the organisation. GRI's sector supplements will address some of these needs.

Selecting Additional Content Through Engaging Stakeholders

Compared with financial reporting, which is targeted primarily at one key stakeholder—the shareholder—sustainability reporting has a large and diverse audience. Stakeholder engagement plays an important role in helping to ensure that a report achieves its primary purpose: providing information that meets the needs of the organisation's stakeholders. GRI reporters are expected to use these *Guidelines* (Part C, Sections 1 to 3 and core indicators from Section 5) in addition to sector supplements (if available) as the basis for their report.

The reporting elements and indicators in the *Guidelines* were developed through an extensive multi-stakeholder, consultative process. However, the inclusion of information (including performance indicators) identified through stakeholder consultation is a critical additional step in furthering the utility of an organisation's sustainability report; it is also one of the fundamental principles underlying GRI reporting (see Part B on Inclusiveness).

Since stakeholder consultation often involves a range of parallel discussions with different constituencies, it is important to document the interactions that result in the organisation's selection of indicators and to explain these in the report. While GRI emphasises the importance of stakeholder feedback in drafting reports, it does not offer specific guidance on how to conduct stakeholder engagement. Many guidance documents and case studies on this subject are available elsewhere.

Structure

Part C of these *Guidelines* ("Report Content") is organised in a logical framework. Reporting organisations are encouraged but not required to use this same organisation for their report. GRI believes that completeness and comparability in economic, environmental, and social reporting are best served when all reporting organisations adhere to a common structure. At the same time, it recognises that some reporting organisations will want to choose a different structure based on specific characteristics of the reporting entity. In evaluating alternative approaches to organising their reports, organisations should carefully weigh the need to capture legitimate organisational and sectoral differences against the benefits of standardised structures. Common structures and formats support consistency and comparability. This provides benefits to both reporting organisations and report users by enhancing the clarity of communication and the ease of use of the documents over an extended period of time. In situations where reporting organisations use alternative structures, the Content Index described in Part C becomes even more essential as a tool to help users find and compare the content of reports.

The choice among different media for reporting (e.g., paper, electronic) may also influence decisions on the structure of reports. For example, some organisations might choose to produce a summary paper report and to make a fully detailed report available on the Internet. Where Internet-based reports using the *Guidelines* comprise linked pages, a means to view the report ordered according to GRI sections should be provided, in addition to any other structure.

Frequency and Medium of Reporting

A wide variety of media is now available to prepare and distribute reports, ranging from traditional printing to various multi-media technologies including the Internet and CD-ROMs. This gives organisations substantial freedom in determining the frequency of preparing reports and the mode of distribution. In general, GRI recommends that reporting on economic, environmental, and social performance be timed to coincide, and possibly integrated, with other external reporting, such as annual financial reports and quarterly earnings statements. Such timing will reinforce the linkages between financial performance and economic, environmental, and social performance (see Annex 2).


FINANCIAL REPORTING AND SUSTAINABILITY REPORTING SERVE PARALLEL AND ESSENTIAL FUNCTIONS THAT ENRICH EACH OTHER.

In the future, information disclosure is likely to involve a mix of annual, quarterly, and even "real-time data" distributed through a range of different media, each chosen based on the timing and nature of the reported information. Internet-based reporting will facilitate frequent updating of some aspects of GRI-based reports. However, continuous reporting should not replace periodic consolidated reports, vetted through an internal procedure and providing a "snapshot" of the organisation at a given point in time. Snapshots are important for supporting comparisons between organisations and between reports. GRI also recommends that such periodic reports be available in their complete form from the reporting organisation's website (e.g., as a downloadable file).

Decisions regarding frequency and medium of reporting also should take into account their expected use and feedback. Effective reporting is part of a broader dialogue between the reporting organisation and its stakeholders that should result in new actions by both parties. The frequency and medium of reporting potentially may either enhance or detract from the progress of this dialogue.

Financial Reports

Most organisations publish separate financial and sustainability reports; however, a few corporations have begun to experiment with publishing a single annual report including financial, economic, environmental, and social information. GRI believes that both financial reporting and sustainability reporting serve parallel and essential functions that enrich each other (see Annex 2). GRI encourages the coordination of both reporting processes and expects that over time financial performance measurement increasingly will benefit from the measurement of economic, environmental, and social performance.

Credibility of Reports

Stakeholders expect to be able to trust an organisation's sustainability report. To benefit from the process of sustainability reporting, organisations themselves also want to take steps to enhance the credibility of their reports. This contributes to building stakeholder trust and to continual improvement in the quality of reporting systems and processes.

A range of factors influences the perceptions and expectations of users about the credibility of an organisation's sustainability report. It is important for each reporting organisation to ascertain and evaluate the relative importance of each of these factors (see Annex 4 for examples of such factors). Consultation with stakeholders is the best way to ascertain stakeholder perceptions and expectations about building credibility.


GRI ENCOURAGES THE INDEPENDENT ASSURANCE OF SUSTAINABILITY REPORTS AND THE DEVELOPMENT OF STANDARDS AND GUIDELINES FOR THE ASSURANCE PROCESS...

In response to stakeholder expectations, reporting organisations have adopted a variety of strategies for enhancing the credibility and quality of sustainability reports. Strategies include stakeholder consultation panels, strengthened internal data collection and information systems, issue-specific audits by appropriate experts, internal audits of data collection and reporting systems, use of the GRI *Guidelines* as the basis for report preparation (and indicating so), reviews and commentaries by independent external experts, and use of independent assurance[3] processes for sustainability reports. In deciding strategy and developing and implementing policies and practices to enhance report credibility and quality, organisations are encouraged to adopt a progressive approach, each stage of which adds to the credibility and quality of their reporting.

In order to address stakeholders' concerns about the credibility of reports on economic, environmental, and social performance, GRI recommends that reports include a statement of:

- the reporting organisation's policies and internal practices to enhance the credibility and quality of its sustainability report; and
- the reporting organisation's policy and current practice with regard to providing independent assurance about the full report.

GRI recognises that providing independent assurance about sustainability reports is, like reporting itself, at an early stage of development. For example, no universal consensus exists on social performance indicators or related assurance approaches. GRI encourages the independent assurance of sustainability reports and the development of standards and guidelines for the assurance process to be followed by assurance providers.

Annex 4 offers practical guidance to reporting organisations on assurance provision and related processes that enhance report quality and credibility. GRI will continue to evolve its policy on independent assurance informed by the feedback and practices of both reporters and report users.

3. The following is a proposed working description of independent assurance: "The provision of independent assurance is a structured and comprehensive process of collecting and evaluating evidence on a subject matter (the sustainability report) that is the responsibility of another party (distinct from management of the reporting organisation), against suitable criteria. As a result of the process, assurance providers express a conclusion that provides the intended users/stakeholders with a stated level of assurance about whether the subject matter (the sustainability report) conforms in all material respects with the identified criteria. Independent, competent experts who maintain an attitude of 'professional scepticism' perform the assurance process."



PART B: REPORTING PRINCIPLES



INTRODUCTION

This section of the *Guidelines* identifies reporting principles essential to producing a balanced and reasonable report on an organisation's economic, environmental, and social performance. The June 2000 *Guidelines* presented a first version of these principles. These were informed by the financial accounting tradition and adapted for reporting on economic, environmental, and social performance with reference to research related to environmental accounting. Now, with the benefit of time and learning through application of the June 2000 *Guidelines*, GRI presents a revised set of principles that combine and extend many of the concepts that appeared under the headings of "underlying principles" and "qualitative characteristics" of GRI-based reports in the June 2000 *Guidelines*.


GRI VIEWS THESE PRINCIPLES AS INTEGRAL TO ITS REPORTING FRAMEWORK, EQUAL IN WEIGHT TO THE ELEMENTS AND INDICATORS IN PART C OF THE GUIDELINES.

Those familiar with financial reporting will recognise overlaps between GRI's reporting principles and those used in financial reporting. However, while financial reporting is a key benchmark for developing principles for reporting on economic, environmental, and social performance, significant differences do exist. The principles in this section take these differences into account. They are rooted in GRI's experience over the last four years, blending knowledge from science and learning from practice.

GRI views these principles as integral to its reporting framework, equal in weight to the elements and indicators in Part C of the *Guidelines*. Organisations using the *Guidelines* are expected to apply these principles in their report preparation. Collectively, the principles define a compact between the reporting organisation and report user, ensuring that both parties share a common understanding of the underpinnings of a GRI-based report. They provide an important reference point to help a user interpret and assess the organisation's decisions regarding the content of its report. The principles are designed with the long term in mind. They strive to create an enduring foundation upon which performance measurement will continue to evolve based on new knowledge and learning.

The principles are goals toward which a reporter should strive. Some reporting organisations may not be able to fully apply them in the short term. However, organisations should identify improvement in how rigourously they apply the principles to their reporting process, in much the same way as they identify improvement in the various aspects of economic, environmental, and social performance.

Reports do not need to contain a detailed checklist showing that all principles have been adopted. But they should offer some discussion of how the reporting principles have been applied. This should include both successes and challenges. If a reporting organisation does not seek to apply these principles, it should indicate where such departures exist and why. Discussion of the application (or non-application) of principles may appear in the profile section of the report or in a separate section that addresses the technical aspects involved in preparing the report.

The 11 principles outlined in the following section will help ensure that reports:

- present a balanced and reasonable account of economic, environmental, and social performance, and the resulting contribution of the organisation to sustainable development;
- facilitate comparison over time;
- facilitate comparisons across organisations; and
- credibly address issues of concern to stakeholders.

ORGANISATION OF THE PRINCIPLES

The principles in Part B are grouped in four clusters (see Figure 3). Those that:

- form the framework for the report (transparency, inclusiveness, auditability);
- inform decisions about what to report (completeness, relevance, sustainability context);
- relate to ensuring quality and reliability (accuracy, neutrality, comparability); and
- inform decisions about access to the report (clarity, timeliness).

The principles of transparency and inclusiveness represent the starting point for the reporting process and are woven into the fabric of all the other principles. All decisions about reporting (e.g., how, when, what) take these two principles and associated practices into consideration.

THE PRINCIPLES OF TRANSPARENCY AND INCLUSIVENESS REPRESENT THE STARTING POINT FOR THE REPORTING PROCESS AND ARE WOVEN INTO THE FABRIC OF ALL THE OTHER PRINCIPLES.

The principles of sustainability context, completeness, and relevance play the key role in determining what to report. Reports should help place the organisation's performance in the broader context of sustainability challenges, risks, and opportunities. The information contained within the report must meet the test of completeness in terms of the reporting boundaries (i.e., entities included), scope (i.e., aspects or issues reported), and time frame. Lastly, reported information should be relevant to the decision-making needs of stakeholders.

The quality and reliability of the report content are guided by the principles of neutrality, comparability, and accuracy. Reports should be comparable over time and across


Transparency
Inclusiveness
INFORMS
INFORMS
INFORMS
Decisions about what information to report
Quality/reliability of reported information
Accessibility of reported information (how, when)
Completeness
Accuracy
Clarity
Relevance
Neutrality
Timeliness
Sustainability Context
Comparability
Auditability

Figure 3. Reporting Principles

organisations. Information should be sufficiently accurate and reliable to enable its use for decision-making purposes. Equally important, the report should present its content in a balanced and unbiased manner.


TRANSPARENCY IN
REPORTING IS AN EXERCISE
IN ACCOUNTABILITY—
THE CLEAR AND OPEN
EXPLANATION OF ONE'S
ACTIONS TO THOSE WHO
HAVE A RIGHT OR
REASON TO INQUIRE.

The principles of clarity and timeliness govern the access and availability of reports. Put simply, stakeholders should receive easily understood information in a time frame that allows them to use it effectively.

Lastly, the principle of auditability relates to several other principles such as comparability, accuracy, neutrality, and completeness. Specifically, this principle refers to the ability to demonstrate that the processes underlying report preparation and information in the report itself meet standards for quality, reliability, and other similar expectations.

Transparency

Full disclosure of the processes, procedures, and assumptions in report preparation are essential to its credibility.

Transparency is an overarching principle and is the centrepiece of accountability. It requires that, regardless of the format and content of reports, users are fully informed of the processes, procedures, and assumptions embodied in the reported information. For example, a report must include information on the stakeholder engagement processes used in its preparation, data collection methods and related internal auditing, and scientific assumptions underlying the presentation of information. This transparency in reporting is an exercise in accountability—the clear and open explanation of one's actions to those who have a right or reason to inquire.

Transparency is central to any type of reporting or disclosure. In the case of financial reporting, over many decades governments and other organisations have created, and continue to enhance, disclosure rules affecting financial reports to increase the transparency of the reporting process. These generally accepted accounting principles and evolving international accounting standards seek to ensure that investors are given a clear picture of the organisation's financial condition, one that includes all material information and the basis upon which this depiction is developed.

GRI seeks to move reporting on economic, environmental, and social performance in a similar direction by creating a generally accepted framework for economic, environmental, and social performance disclosure. As this framework continues to evolve rapidly, general practices will evolve in parallel, based on best practice, best science, and best appraisal of user needs. In this dynamic environment, it is essential that reporting organisations are transparent regarding the processes, procedures, and assumptions that underlie their reports so that users may both believe and interpret reported information. In this sense, transparency transcends any one principle, but affects all.

Inclusiveness

The reporting organisation should systematically engage its stakeholders to help focus and continually enhance the quality of its reports.

The inclusiveness principle is rooted in the premise that stakeholder views are integral to meaningful reporting and must be incorporated during the process of designing a report. Reporting organisations should seek to engage stakeholders who are both directly and indirectly affected. Aspects of reporting enriched by stakeholder consultation include (but are not limited to) the choice of indicators, the definition of the organisation's reporting boundaries, the format of the report, and the approaches taken to reinforce the credibility of the reported information. Characteristics relevant to designing stakeholder consultation processes include the nature and diversity of products and services, the nature of the reporting organisation's operations and activities, and the geographic range of operations. Stakeholder engagement, like reporting itself, is a dynamic process. Executed properly, it is likely to result in continual learning within and outside the organisation, and to strengthen trust between the reporting organisation and report users. Trust, in turn, fortifies report credibility, itself a key goal of GRI's reporting framework.

The principle of inclusiveness also addresses the diverse needs of stakeholders who use sustainability reports. The range of users of a sustainability report is broader than that of financial reports. Inclusiveness is essential to ensuring that the reporting process and content reflect the needs of these diverse users. Each user group has specific information expectations—at times overlapping with those of other groups, at times distinct. Failure to identify and consult with stakeholders is likely to result in reports that are less relevant to users' needs and thereby less credible to external parties. In contrast, systematic stakeholder engagement enhances receptivity and usefulness across user groups. This engagement may also include soliciting views regarding the utility and credibility of sustainability reports issued by the reporting organisation.

GRI recognises that many reporting organisations have a wide range of potential stakeholders. Any systematic approach to inclusiveness will require an organisation to define an approach for grouping and prioritising stakeholders for purposes of engagement. In the spirit of the inclusiveness and transparency principles, it is important for reporting organisations to clearly and openly explain their approach to defining whom to engage with and how best to engage.

Auditability

Reported data and information should be recorded, compiled, analysed, and disclosed in a way that would enable internal auditors or external assurance providers to attest to its reliability.

The auditability principle refers to the extent to which information management systems and communication practices lend themselves to being examined for accuracy by both internal and external parties. Reports using the *Guidelines* contain data that is both qualitative and quantitative in nature. In designing data collection and information systems, reporting organisations therefore should anticipate that internal auditing and external assurance processes may be used in the future.

In preparing reports, organisations should continually ask the question: Is the response to an information query presented in such a way that an internal or external party in the future could examine its accuracy, completeness, consistency, and reliability? Unverifiable statements or data that affect the broad messages contained in a report using the *Guidelines* may compromise its credibility. In addition to accuracy and reliability, the completeness of information may also affect the ability of an auditor to render an assessment.

The Verification Working Group

In response to user requests, GRI formed a working group in 1999 to explore issues and options for strengthening the credibility of sustainability reports through various assurance mechanisms. The results of these consultations are reflected in the statements in Part A (Credibility of Reports) and in Annex 4 on assurance processes. The working group also has prepared an advisory assurance strategy paper (available on www.globalreporting.org) for consideration by the GRI Board of Directors. Beginning in September 2002, the Board will consider options for how GRI might continue to play a constructive role in advancing the assurance of sustainability reports.

Completeness

All information that is material to users for assessing the reporting organisation's economic, environmental, and social performance should appear in the report in a manner consistent with the declared boundaries, scope, and time period.

This principle refers to accounting for and disclosing, in sufficient detail, all information of significant concern to stakeholders within the declared boundaries (i.e., operational, scope, and temporal) of the report. Defining whether such information meets the test of significance to stakeholders should be based on both stakeholder consultation as well as broad-based societal concerns that may not have surfaced through the stakeholder consultation process. Such broad-based concerns may derive, for example, from national policy and international conventions.

The completeness principle is three-dimensional:

Operational boundary dimension: Reported information should be complete in relation to the operational boundaries of the reporting organisation, in other words, the range of entities for which the reporting organisation gathers data. These boundaries should be selected with consideration of the economic, environmental, and social impacts of the organisation. Such boundaries may be defined based on financial control, legal ownership, business relationships, and other considerations. The boundaries may vary according to the nature of the reported information. In some cases, the most appropriate boundaries for meeting the expectations outlined by other reporting principles may extend beyond traditional financial reporting boundaries.

Defining Boundaries

Defining boundary conditions for reporting on economic, environmental, and social performance is a complex challenge. Complicating factors include the diverse nature of the information and the intimate relationship between the organisation and the larger economic, environmental, and social systems within which it operates. Boundary research is a high priority in GRI's work programme. Discussion papers, exposure drafts and testable protocols will appear during 2002–2003, leading to more systematic and precise treatment of this critical reporting issue.

Scope dimension: Scope is distinct from boundaries in that an organisation could choose extended reporting boundaries (e.g., report data on all the organisations that form the supply chain), but only include a very narrow scope (e.g., only report on human rights performance). In the context of GRI, "scope" refers to aspects such as energy use, health and safety, and other areas for which the *Guidelines* include indicators and queries. Despite the fact that the reporting boundary may be complete, the scope (e.g., human rights aspects only) may not be complete. The process for determining a complete scope may include, for example, the results of lifecycle analysis of products or services and assessment of the full range of direct and indirect social or ecological impacts of the reporting organisation. Some of these same tools may also influence decisions about the other dimensions of completeness discussed here. The report should disclose all relevant information within the context of the scope (i.e., aspects) covered.

Temporal dimension: Reported information should be complete with reference to the time period declared by the reporting organisation. As far as possible, reportable activities, events, and impacts should be presented for the reporting period in which they occur. This may involve reporting on activities that produce minimal short-term impact, but will have a cumulative effect that may become material, unavoidable, or irreversible in the longer term. Such activities might include, for example, the release of certain bioaccumulative or persistent pollutants. Disclosure of the nature and likelihood of such impacts, even if they may only materialise in the future, comports with the goal of providing a balanced and reasonable representation of the organisation's current economic, environmental, and social performance. In making estimates of future impacts (both positive and negative), the reporting organisation should be careful to make well-reasoned estimates that reflect the best understanding of the likely size, nature, and scope of impacts. Although speculative in nature, such estimates can provide useful and relevant information for decision-making as long as the limitations of the estimates are clearly acknowledged.

Information within the organisation often flows from management systems that operate on a regular, short-term cycle, typically one year. However, a single reporting cycle often is too brief to capture many important economic, environmental, and social impacts. This type of performance, by nature, focuses on the long-term, with forward-looking trends at least as important as lagging, or historical, ones. Thus, reporting organisations should strive to gradually align information systems to account for these forward-looking trends in addition to historical trends.


THE SIGNIFICANCE OF
INFORMATION CAN BE
JUDGED FROM A NUMBER
OF PERSPECTIVES;
HOWEVER, THE KEY
PERSPECTIVE IS THAT OF
THE INFORMATION USER.

Relevance

Relevance is the degree of importance assigned to a particular aspect, indicator, or piece of information, and represents the threshold at which information becomes significant enough to be reported.

Relevance in sustainability reporting is driven by the significance attached to a piece of information to inform the user's decision-making processes. Stakeholders use information on economic, environmental, and social performance in a variety of ways, some of which may differ substantially from that of the reporting organisation. The significance of information can be judged from a number of perspectives; however, in any reporting system, the key perspective is that of the information user. The primary purpose of reporting (as opposed to other types of outreach and communication) is to respond to user information needs in a neutral and balanced manner. Reporting must therefore place a strong emphasis on serving users' specific needs.

In considering relevance, it is important to remain sensitive to differences in how users and reporting organisations apply information. Through stakeholder consultation, a reporting organisation can better understand stakeholders' information needs and how best to respond to them. Ideally, reports should contain information that is useful and relevant to both the reporting organisation and the report users. However, in some cases, information may be relevant to the report user, but may not be of the same value to the reporting organisation. It is important to differentiate between situations where reporting expectations differ and those where information is irrelevant.

Sustainability Context

The reporting organisation should seek to place its performance in the larger context of ecological, social, or other limits or constraints, where such context adds significant meaning to the reported information.

Many aspects of sustainability reporting draw significant meaning from the larger context of how performance at the organisational level affects economic, environmental, and social capital formation and depletion at a local, regional, or global level. In such cases, simply reporting on the trend in individual performance (or the efficiency of the organisation) leaves open the question of an organisation's contribution to the total

THE ACCURACY OF QUALITATIVE INFORMATION IS LARGELY DETERMINED BY THE DEGREE OF CLARITY, DETAIL, AND BALANCE IN PRESENTATION.

amount of these different types of capital. For some users, placing performance information in the broader biophysical, social, and economic context lies at the heart of sustainability reporting and is one of the key differentiators between this type of reporting and financial reporting. Moreover, while the ability of an organisation to "sustain" itself is obviously important to a range of stakeholders, it is unlikely that any individual organisation will remain in existence indefinitely. This principle emphasises the sustainability of the broader natural and human environment within which organisations operate.

Where relevant and useful, reporting organisations should consider their individual performance in the contexts of economic, environmental, and social sustainability. This will involve discussing the performance of the organisation in the context of the limits and demands placed on economic, environmental, or social resources at a macro-level. This concept is most clearly articulated in the environmental area in terms of global limits on resource use and pollution levels, but also may be relevant to social and economic issues.

The understanding of how best to link organisational performance with macro-level concerns will continue to evolve. GRI recommends that individual reporting organisations explore ways to incorporate these issues directly into their sustainability reports in order to advance both reporting organisations' and users' understanding of these linkages.

Accuracy

The accuracy principle refers to achieving the degree of exactness and low margin of error in reported information necessary for users to make decisions with a high degree of confidence.

Economic, environmental, and social indicators can be expressed in many different ways, ranging from qualitative responses to detailed quantitative measurements. The characteristics that determine accuracy vary according to the nature of the information. For example, the accuracy of qualitative information is largely determined by the degree of clarity, detail, and balance in presentation. The accuracy of quantitative information, on the other hand, may depend on the specific sampling methods used to gather hundreds of data points from multiple operating units. The specific threshold of accuracy that is necessary will depend in part on the intended use of the information. Certain decisions will require higher levels of accuracy in reported information than others.

Application of the accuracy principle requires an appreciation of:

- the intentions and decision-making needs of the users; and
- the different conditions under which information is gathered.

As with other principles, it is important to be transparent in how this principle is applied. Explaining the approaches, methods, and techniques that the reporting organisation uses to achieve satisfactory levels of accuracy will help improve the credibility of the report and the acceptance of the reported information.

Neutrality

Reports should avoid bias in selection and presentation of information and should strive to provide a balanced account of the reporting organisation's performance.

The neutrality principle refers to the fair and factual presentation of the organisation's economic, environmental, and social performance. Embodied in the principle of neutrality is the notion that the core objective behind a reporting organisation's selection and communication of information is to produce an unbiased depiction of its performance. This means presenting an account that includes both favourable and unfavourable results, free from intentional tilt or under- or overstatement of the organisation's performance. The report should focus on neutral sharing of the facts for the users to interpret. Environmental reporting, the precursor to sustainability reporting, has demonstrated this type of gradual evolution from anecdotal and selective disclosure toward a more neutral, factual presentation of data. While reporting practices still vary significantly among reporting organisations, many have recognised that achieving and maintaining credibility among users hinges on the commitment of the reporting organisation to a neutral and fair depiction.

THE CORE OBJECTIVE BEHIND A REPORTING ORGANISATION'S SELECTION AND COMMUNICATION OF INFORMATION IS TO PRODUCE AN UNBIASED DEPICTION OF ITS PERFORMANCE.

Under the neutrality principle, the *overall* report content must present an unbiased picture of the reporting organisation's performance, avoiding selections, omissions, or presentation formats that are intended to influence a decision or judgement by the user. Where the reporting organisation wishes to present its perspective on an aspect of performance, it should be clear to the reader that such information is separate and distinct from GRI's reporting elements. In the same way that annual financial reports typically contain interpretive material in the front end and financial statements in the back, so too should GRI-based reports strive for a clear distinction between the reporting organisation's interpretation of information and factual presentation.

Comparability

The reporting organisation should maintain consistency in the boundary and scope of its reports, disclose any changes, and re-state previously reported information.

This principle refers to ensuring that reports on economic, environmental, and social performance support comparison against the organisation's earlier performance as well as against the performance of other organisations. This allows internal and external parties to benchmark performance and assess progress as part of supporting rating activities, investment decisions, advocacy programmes and other activities. Comparability and associated demands for consistency are a pre-requisite to informed decision-making by users.

When changes in boundary, scope, and content of reporting occur (including in the design and use of indicators), reporting organisations should, to the maximum extent practicable, re-state current accounts to ensure that time series information and cross-organisational comparisons are both reliable and meaningful. Where such re-statements are not provided, the reporting organisation should disclose such circumstances, explain the reasons, and discuss implications for interpreting current accounts.

Clarity

The reporting organisation should remain cognizant of the diverse needs and backgrounds of its stakeholder groups and should make information available in a manner that is responsive to the maximum number of users while still maintaining a suitable level of detail.


NOT ALL USER GROUPS
WILL BRING THE SAME
LEVEL OF EXPERIENCE
TO THE READING OF
THE REPORT.

The clarity principle considers the extent to which information is understandable and usable by diverse user groups. In financial reporting, there is an unspoken assumption concerning the general level of background knowledge and experience of the assumed "primary" user group, namely, investors. No such "primary" user group exists for GRI at this juncture. In fact, it may never exist owing to the diversity of user groups that are consumers of economic, environmental, and social performance information. In using the GRI *Guidelines*, it is reasonable to assume that all users have a working knowledge of at least a portion of the economic, environmental, and social issues faced by the reporting organisation. However, not all user groups will bring the same level of experience—or even the same language—to the reading of the report. Thus, reporting organisations, through assessing stakeholder capabilities, should design reports that respond to the maximum number of users without sacrificing important details of interest to a subset of user groups. Technical and scientific terms should be explained within the report, and clear, suitable graphics should be used where appropriate. Providing information that is not understandable to stakeholders does not contribute to successful engagement. Clarity is therefore an essential characteristic of any reporting effort.

Timeliness

Reports should provide information on a regular schedule that meets user needs and comports with the nature of the information itself.

The usefulness of information on economic, environmental, and social performance is closely tied to its timely availability to user groups. Timeliness ensures maximum uptake and utility of the information, enabling users to effectively integrate it into their decision-making. As with financial disclosures, reporting on economic, environmental, and social performance is most valuable when users can expect a predictable schedule of disclosures. Special updates can be issued if and when unexpected developments of material interest to users occur.

Reporting organisations should structure disclosures to accord with the nature of the information. Certain environmental information, for example, may be most useful on a quarterly, monthly or continuous ("real time") basis, while other environmental information is most suitable for an annual report. Similarly, reporting on economic performance may parallel financial reporting: annual disclosures can summarise economic performance during the prior 12 months, while quarterly updates can be issued in parallel with quarterly earnings reports to investors. With the menu of new communications technologies available to reporting organisations, adjusting the timing of disclosures to reflect the varying nature of an organisation's impacts is now more feasible than ever before. However, the degree to which any technology approach can be applied depends on stakeholders having access to the necessary technology.

Although a regular flow of information is desirable for meeting certain needs, reporting organisations should commit to a single point in time to provide a consolidated accounting of their economic, environmental, and social performance. This is necessary to meet the fundamental objective of comparability across organisations. As an example, a yearly consolidated report released on a predictable schedule, accompanied by interim updates using electronic media, represents a standard structure that is consistent with the principle of timeliness



PART C: REPORT CONTENT



General Notes

1. *Boundaries:* Organisations using the *Guidelines* may have complex internal structures, multiple subsidiaries, joint ventures, and/or foreign operations. Particular care should be taken to match the scope of the report with the economic, environmental, and social "footprint" of the organisation (i.e., the full extent of its economic, environmental, and social impacts). Any differences should be explained.

2. *Use of technical protocols:* In reporting on indicators contained within the *Guidelines*, reporters should use GRI technical protocols whenever available. Drafting of protocols for a limited number of GRI indicators began in 2002, and drafts in progress can be found on the GRI website (www.globalreporting.org). GRI recognises the need for continued development of protocols, and the current set represents the first of many that will follow in coming years. If, for any reason, a reporting organisation does not use an existing GRI protocol, it should clearly describe the measurement rules and methodologies used for data compilation. For situations where a formal GRI protocol is not yet available, reporting organisations should use their professional judgement, drawing on international standards and conventions wherever possible.

3. *Metrics:* Reported data should be presented using generally accepted international metrics (e.g., kilograms, tonnes, litres), calculated using standard conversion factors. When other metrics are used, reports should provide conversion information to enable international users to make conversions.

4. *Time frames and targets:* Wherever possible, reports should present information for all performance indicators in a manner that enables users to understand current and future trends. At a minimum, reporting organisations should present data for the current reporting period (e.g., one year) and at least two previous periods, as well as future targets where they have been established. This information provides essential context for understanding the significance of a given piece of information. Comparisons with industry averages, where available, can also provide useful context.

5. *Absolute/normalised data:* As a general principle, reporting organisations should present indicator data in absolute terms and use ratios or normalised data as complementary information. Providing only normalised data may mask absolute figures, which is the information of primary interest to some stakeholders. However, if absolute data are provided, users will be able to compile their own normalised analysis using information from Section 2 of Part C (Profile). Nevertheless, GRI does recognise the utility of data presented as ratios. Ratio data may be useful in conjunction with absolute data for communicating performance trends or articulating performance across two or more linked dimensions of sustainability. When ratios are included, organisations are asked to make use of normalising factors from within the report, and from Section 2 of Part C, if appropriate. See Annex 5 for more information on ratios.

6. *Data consolidation and disaggregation:* Reporting organisations will need to determine the appropriate level of consolidation (aggregation) of indicator data. For example, indicators could be presented in terms of the performance of the organisation worldwide or broken down by subsidiaries, countries of operation, or even individual facilities. This decision requires balancing the reporting burden against the potential additional value of data reported on a disaggregated (e.g., country or site) basis. Consolidation of information can result in loss of a significant amount of value to users, and also risks masking particularly strong or poor performance in specific areas of operation. In general, reporting organisations should disaggregate information to an appropriate and useful level as determined through consultation with stakeholders. The appropriate level of consolidation/disaggregation may vary by indicator.

7. *Graphics:* The use of graphics can enhance the quality of a report. However, care should be taken to ensure that graphics do not inadvertently lead readers to incorrect interpretations of data and results. Care is needed in the selection of axes, scales, and data (including conversion of raw data to ratios and indices for graphic purposes), and the use of colour and different types of graphs and charts. Graphics should be a supplement to—not a substitute for—text and narrative disclosure of information. In general, raw data should accompany graphical presentations, either alongside or in appendices. Graphs should always clearly indicate the source of their data.

8. *Executive summary:* GRI encourages the inclusion of an executive summary. In keeping with the reporting principles in Part B, the summary should draw only on material from within the report and be materially consistent with the content of the report.

Overview of Part C

Part C of the *Guidelines* specifies the content of a GRI-based report. The report content is organised in what GRI considers a logical order, and reporting organisations are encouraged to follow this structure in writing their reports. See General Notes and Part A for further guidance on report structure. Questions regarding other issues related to application of the *Guidelines* are also addressed in Part A. Please note that Part C is best read in conjunction with Part B.

Part C of the *Guidelines* comprises five sections

1. ***Vision and Strategy*** – description of the reporting organisation's strategy with regard to sustainability, including a statement from the CEO.
2. ***Profile*** – overview of the reporting organisation's structure and operations and of the scope of the report.
3. ***Governance Structure and Management Systems*** – description of organisational structure, policies, and management systems, including stakeholder engagement efforts.
4. ***GRI Content Index*** – a table supplied by the reporting organisation identifying where the information listed in Part C of the *Guidelines* is located within the organisation's report.
5. ***Performance Indicators*** – measures of the impact or effect of the reporting organisation divided into integrated, economic, environmental, and social performance indicators.

Part C only covers basic report content as defined by GRI. As noted in Part A, reporting organisations might also have additional sector-specific or organisation-specific information to include in their reports. Organisations that wish to report "in accordance" with the *Guidelines* must meet the five conditions described in Part A on page 13.

Major Changes Since June 2000

Since the release of the June 2000 edition of the *Guidelines*, GRI has made a number of major changes to the content of a GRI-based report:

- Following a two-year consultative period, the performance indicators have been substantially revised. The most significant changes are found in the economic and social sections. Aspects and indicators have been reorganised, and new indicators appear. For details on the consultative process, please visit the Global Reporting Initiative website (www.globalreporting.org) to view the Final Report of the Measurement Working Group.
- The requirement for an Executive Summary section has been removed; however, GRI still encourages reporting organisations to include a summary.
- The Vision and Strategy section has been revised to include the CEO statement.
- The 2002 *Guidelines* have new content on governance to describe the significance of economic, environmental, and social issues in top-level decision-making processes.
- Reporting organisations using the GRI *Guidelines* are now expected to include a Content Index within their report, identifying the location of GRI performance indicators and other elements.
- The distinction between "generally applicable" and "organisation-specific" environmental indicators has evolved into the classifications of "core" and "additional." All indicators (not just environmental) are now classified either as "core" or "additional." Core indicators are those relevant to most reporting organisations and of interest to most stakeholders. Additional indicators are viewed as those that have one or more of the following attributes: 1) represent leading practice in economic, environmental, or social measurement aspects, though currently used by few reporting organisations; 2) provide information of interest to stakeholders who are particularly important to the reporting entity; and 3) are deemed worthy of further testing for possible consideration as future core indicators.

- GRI indicators have been revised to better align with major international agreements, including conventions on the environment, labour, and human rights.
- The Performance Indicators sections are now presented in alphabetical order: economic, environmental, social.

Indicators in the GRI Framework

GRI structures performance indicators according to a hierarchy of category, aspect, and indicator. The definitions used by GRI within this hierarchy are aligned with international standards, but adapted to the GRI framework. Indicators are grouped in terms of the three dimensions of the conventional definition of sustainability—economic, environmental, and social. Annex 5 contains further information on GRI's approach to indicators.

In the 2002 *Guidelines*, the hierarchy is structured as follows:

	Category	Aspect
Economic	Direct Economic Impacts	Customers Suppliers Employees Providers of capital Public sector
Environmental	Environmental	Materials Energy Water Biodiversity Emissions, effluents, and waste Suppliers Products and services Compliance Transport Overall
Social	Labour Practices and Decent Work	Employment Labour/management relations Health and safety Training and education Diversity and opportunity
	Human Rights	Strategy and management Non-discrimination Freedom of association and collective bargaining Child labour Forced and compulsory labour Disciplinary practices Security practices Indigenous rights
	Society	Community Bribery and corruption Political contributions Competition and pricing
	Product Responsibility	Customer health and safety Products and services Advertising Respect for privacy

An introduction to each set of indicators in Section 5 of Part C briefly describes the reasoning that led to the specific organisation of aspects and indicators in the 2002 *Guidelines.*

Note that within the context of GRI, performance indicators can be either quantitative or qualitative. While quantitative or numerical measures offer many advantages, they may prove unreliable, incomplete, or ambiguous for measuring performance on certain issues. GRI considers qualitative indicators, those indicators requiring textual response, to be complementary and essential to presenting a complete picture of an organisation's economic, environmental, and social performance.

Qualitative measures may be most appropriate when dealing with highly complex economic or social systems in which it is not possible to identify quantitative measures that capture the organisation's contribution—positive or negative—to economic, environmental, or social conditions. Qualitative approaches also may be most appropriate for measurements of impacts to which the organisation is one of many contributors. Wherever possible, qualitative performance indicators have been worded to encourage a response that can be expressed along a scale as opposed to a general descriptive statement (see Annex 5). This, in turn, facilitates comparisons across reporting organisations.

GRI Report Content

The following five sections contain the reporting elements and performance indicators for the 2002 GRI *Guidelines*. Reporting elements are numbered (e.g., 1.1, 2.10) and performance indicators are contained in tables in Section 5. The elements and indicators are listed in bold type. Some are supported by additional guidance or explanation in standard type.

1 Vision and Strategy

This section encompasses a statement of the reporting organisation's sustainability vision and strategy, as well as a statement from the CEO.

1.1 Statement of the organisation's vision and strategy regarding its contribution to sustainable development.

Present overall vision of the reporting organisation for its future, particularly with regard to managing the challenges associated with economic, environmental, and social performance. This should answer, at a minimum, the following questions:

- What are the main issues for the organisation related to the major themes of sustainable development?
- How are stakeholders included in identifying these issues?
- For each issue, which stakeholders are most affected by the organisation?
- How are these issues reflected in the organisation's values and integrated into its business strategies?
- What are the organisation's objectives and actions on these issues?

Reporting organisations should use maximum flexibility and creativity in preparing this section. The reporting organisation's major direct and indirect economic, environmental, and social issues and impacts (both positive and negative) should inform the discussion. Reporting organisations are encouraged to draw directly from indicators and information presented elsewhere in the report. They should include in their discussion any major opportunities, challenges, or obstacles to moving toward improved economic, environmental, and social performance. International organisations are also encouraged to explicitly discuss how their economic, environmental, and social concerns relate to and are impacted by their strategies for emerging markets.

1.2 Statement from the CEO (or equivalent senior manager) describing key elements of the report.

A statement from the reporting organisation's CEO (or equivalent senior manager if other title is used) sets the tone of the report and establishes credibility with internal and external users. GRI does not specify the content of the CEO statement; however, it believes such statements are most valuable when they explicitly refer to the organisation's commitment to sustainability and to key elements of the report. Recommended elements of a CEO statement include the following:

- highlights of report content and commitment to targets;
- description of the commitment to economic, environmental, and social goals by the organisation's leadership;
- statement of successes and failures;
- performance against benchmarks such as the previous year's performance and targets and industry sector norms;
- the organisation's approach to stakeholder engagement; and

- major challenges for the organisation and its business sector in integrating responsibilities for financial performance with those for economic, environmental, and social performance, including the implications for future business strategy.

The CEO statement may be combined with the statement of vision and strategy.

2 PROFILE

This section provides an overview of the reporting organisation and describes the scope of the report. Thus, it provides readers with a context for understanding and evaluating information in the rest of the report. The section also includes organisational contact information.

Organisational Profile

Reporting organisations should provide the information listed below. In addition, they are encouraged to include any additional information that is needed for a full picture of the organisation's operations, products, and services.

2.1 Name of reporting organisation.

2.2 Major products and/or services, including brands if appropriate.

The reporting organisation should also indicate the nature of its role in providing these products and services, and the degree to which the organisation relies on outsourcing.

2.3 Operational structure of the organisation.

2.4 Description of major divisions, operating companies, subsidiaries, and joint ventures.

2.5 Countries in which the organisation's operations are located.

2.6 Nature of ownership; legal form.

2.7 Nature of markets served.

2.8 Scale of the reporting organisation:

- number of employees;
- products produced/services offered (quantity or volume);
- net sales; and
- total capitalisation broken down in terms of debt and equity.

In addition to the above, reporting organisations are encouraged to provide additional information, such as:

- value added;
- total assets; and
- breakdowns of any or all of the following:
  - sales/revenues by countries/regions that make up 5 percent or more of total revenues;
  - major products and/or identified services;
  - costs by country/region; and
  - employees by country/region.

In preparing the profile information, organisations should consider the need to provide information beyond that on direct employees and financial data. For example, some organisations with few direct employees will have many indirect employees. This could include the employees of subcontractors, franchisees, joint ventures, and companies entirely dependent on or answerable to the reporting organisation. The extent of these relationships may interest stakeholders as much or more than information on direct employees. The reporting organisation should consider adding such information to its profile where relevant.

Reporting organisations should choose the set of measures best suited to the nature of their operations and stakeholders' needs. Measures should include those that can be used specifically to create ratios using the absolute figures provided in other sections of the report (See Annex 5 for information on ratios). All information should cover that portion of the organisation that is covered by the report.

2.9 List of stakeholders, key attributes of each, and relationship to the reporting organisation.

Stakeholders typically include the following groups (examples of attributes are shown in parentheses):

- communities (locations, nature of interest);
- customers (retail, wholesale, businesses, governments);
- shareholders and providers of capital (stock exchange listings);
- suppliers (products/services provided, local/national/international operations);
- trade unions (relation to workforce and reporting organisation);
- workforce, direct and indirect (size, diversity, relationship to the reporting organisation); and
- other stakeholders (business partners, local authorities, NGOs).

Report Scope

2.10 Contact person(s) for the report, including e-mail and web addresses.

2.11 Reporting period (e.g., fiscal/calendar year) for information provided.

2.12 Date of most recent previous report (if any).

2.13 Boundaries of report (countries/regions, products/services, divisions/facilities/joint ventures/subsidiaries) and any specific limitations on the scope.

If reporting boundaries do not match the full range of economic, environmental, and social impacts of the organisation, state the strategy and projected timeline for providing complete coverage.

2.14 Significant changes in size, structure, ownership, or products/services that have occurred since the previous report.

2.15 Basis for reporting on joint ventures, partially owned subsidiaries, leased facilities, outsourced operations, and other situations that can significantly affect comparability from period to period and/or between reporting organisations.

2.16 Explanation of the nature and effect of any re-statements of information provided in earlier reports, and the reasons for such re-statement (e.g., mergers/acquisitions, change of base years/periods, nature of business, measurement methods).

Report Profile

2.17 Decisions not to apply GRI principles or protocols in the preparation of the report.

2.18 Criteria/definitions used in any accounting for economic, environmental, and social costs and benefits.

2.19 Significant changes from previous years in the measurement methods applied to key economic, environmental, and social information.

2.20 Policies and internal practices to enhance and provide assurance about the accuracy, completeness, and reliability that can be placed on the sustainability report.

This includes internal management systems, processes, and audits that management relies on to ensure that reported data are reliable and complete with regard to the scope of the report.

2.21 Policy and current practice with regard to providing independent assurance for the full report.

2.22 Means by which report users can obtain additional information and reports about economic, environmental, and social aspects of the organisation's activities, including facility-specific information (if available).

3 GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS

This section provides an overview of the governance structure, overarching policies, and management systems in place to implement the reporting organisation's vision for sustainable development and to manage its performance. In contrast, Section 5 (Performance Indicators) addresses the results and breadth of the organisation's activities. Discussion of stakeholder engagement forms a key part of any description of governance structures and management systems.

Some of the information listed in this section may overlap with information in other publications from the organisation. GRI is sensitive to the need to avoid unnecessary duplication of effort. However, for the sake of ensuring full and complete contextual information for users of sustainability reports, it is important to cover the items listed below in combination with other information on the organisation's economic, environmental, and social performance. Organisations may wish to cross-reference between different documents, but this should not be done at the expense of excluding necessary information in a sustainability report.

Structure and Governance

3.1 Governance structure of the organisation, including major committees under the board of directors that are responsible for setting strategy and for oversight of the organisation.

Describe the scope of responsibility of any major committees and indicate any direct responsibility for economic, social, and environmental performance.

3.2 Percentage of the board of directors that are independent, non-executive directors.

State how the board determines "independence".

3.3 Process for determining the expertise board members need to guide the strategic direction of the organisation, including issues related to environmental and social risks and opportunities.

3.4 Board-level processes for overseeing the organisation's identification and management of economic, environmental, and social risks and opportunities.

3.5 Linkage between executive compensation and achievement of the organisation's financial and non-financial goals (e.g., environmental performance, labour practices).

3.6 Organisational structure and key individuals responsible for oversight, implementation, and audit of economic, environmental, social, and related policies.

Include identification of the highest level of management below the board level directly responsible for setting and implementing environmental and social policies, as well as general organisational structure below the board level.

3.7 Mission and values statements, internally developed codes of conduct or principles, and polices relevant to economic, environmental, and social performance and the status of implementation.

Describe the status of implementation in terms of degree to which the code is applied across the organisation in different regions and departments/units. "Policies" refers to those that apply to the organisation as a whole, but may not necessarily provide substantial detail on the specific aspects listed under the performance indicators in Part C, Section 5 of the *Guidelines.*

3.8 Mechanisms for shareholders to provide recommendations or direction to the board of directors.

Include reference to any policies or processes regarding the use of shareholder resolutions or other mechanisms for enabling minority shareholders to express opinions to management.

Stakeholder Engagement

Stakeholder engagement activities should reflect the organisation's stakeholders as identified in the Profile section.

3.9 Basis for identification and selection of major stakeholders.

This includes the processes for defining an organisation's stakeholders and for determining which groups to engage.

3.10 Approaches to stakeholder consultation reported in terms of frequency of consultations by type and by stakeholder group.

This could include surveys, focus groups, community panels, corporate advisory panels, written communication, management/union structures, and other vehicles.

3.11 Type of information generated by stakeholder consultations.

Include a list of key issues and concerns raised by stakeholders and identify any indicators specifically developed as a result of stakeholder consultation.

3.12 Use of information resulting from stakeholder engagements.

For example, this could include selecting performance benchmarks or influencing specific decisions on policy or operations.

Overarching Policies and Management Systems

GRI has included policy indicators in both Section 3 (Governance Structure and Management Systems) and Section 5 (Performance Indicators), using the general principle of grouping information items closest to the most relevant aspect. The broader, overarching policies are most directly related to the governance structure and management systems section of the report. The most detailed level of policy (e.g., policies on child labour) may be captured in the performance indicator section of the report. Where the reporting organisation perceives an overlap in the GRI framework, it should choose the most appropriate location in its report for the information.

3.13 **Explanation of whether and how the precautionary approach or principle is addressed by the organisation.**

This could include an example that illustrates the organisation's approach to risk management in the operational planning or the development and introduction of new products. For reference, see the glossary for text of Article 15 of the Rio Principles on the precautionary approach.

3.14 **Externally developed, voluntary economic, environmental, and social charters, sets of principles, or other initiatives to which the organisation subscribes or which it endorses.**

Include date of adoption and countries/operations where applied.

3.15 **Principal memberships in industry and business associations, and/or national/international advocacy organisations.**

3.16 **Policies and/or systems for managing upstream and downstream impacts, including:**

- supply chain management as it pertains to outsourcing and supplier environmental and social performance; and
- product and service stewardship initiatives.

Stewardship initiatives include efforts to improve product design to minimise negative impacts associated with manufacturing, use, and final disposal.

3.17 **Reporting organisation's approach to managing indirect economic, environmental, and social impacts resulting from its activities.**

See below (under Economic Performance Indicators) for a discussion of indirect economic impacts.

3.18 **Major decisions during the reporting period regarding the location of, or changes in, operations.**

Explain major decisions such as facility or plant openings, closings, expansions, and contractions.

3.19 **Programmes and procedures pertaining to economic, environmental, and social performance. Include discussion of:**

- priority and target setting;
- major programmes to improve performance;
- internal communication and training;
- performance monitoring;
- internal and external auditing; and
- senior management review.

3.20 **Status of certification pertaining to economic, environmental, and social management systems.**

Include adherence to environmental management standards, labour, or social accountability management systems, or other management systems for which formal certification is available.

4 GRI Content Index

4.1 A table identifying location of each element of the GRI Report Content, by section and indicator.

The purpose of this section is to enable report users to quickly assess the degree to which the reporting organisation has included the information and indicators contained in the GRI *Guidelines*. Specifically, the reporter should identify the location of the following GRI elements:

- *Vision and Strategy:* 1.1 and 1.2
- *Profile:* 2.1 to 2.22
- *Governance Structure and Management Systems:* 3.1 to 3.20
- *Performance Indicators:* all core performance indicators and identification of the location of explanations for any omissions
- Any of the additional indicators from Section 5 of Part C that the reporter chooses to include in the report

5 Performance Indicators

This section lists the core and additional performance indicators for GRI-based reports. Reporting organisations that wish to report in accordance with the *Guidelines* should read Part A concerning the requirements for in accordance reporting.

The performance indicators are grouped under three sections covering the economic, environmental, and social dimensions of sustainability. This grouping is based on the conventional model of sustainable development and is intended to aid users of the *Guidelines*. However, limiting performance indicators to these three categories may not fully capture the performance of an organisation for a number of reasons. For example:

- changes in one aspect of economic, environmental, or social performance often result in changes to other aspects of sustainability;
- sustainability strategies often use one area of sustainability as a reference point when defining goals for another area; and
- advancing sustainable development requires coordinated movement across a set of performance measurements, rather than random improvement within the full range of measurements.

Therefore, in addition to the economic, environmental, and social dimensions, a fourth dimension of information is necessary: *integrated performance.*

Integrated indicators are considered first in this section. Following this are the core and additional indicators related to economic, environmental, and social performance.

Integrated Indicators

Given the unique relationship of each organisation to the economic, environmental, and social systems within which it operates, GRI has not identified a standardised set of integrated performance indicators. However, GRI encourages reporting organisations to consult with stakeholders and develop an appropriate shortlist of integrated performance indicators to include in their reports.

Integrated measures are generally of two types:

1. Systemic indicators; and
2. Cross-cutting indicators.

Systemic indicators relate the activity of an organisation to the larger economic, environmental, and social systems of which it is a part. For example, an organisation could describe its performance relative to an overall system or a benchmark, such as a percentage of the total workplace accidents found in the sector within a given country. Similarly, an organisation could present its net job creation as a proportion of the total number of jobs created in a region.

SYSTEMIC INDICATORS PROVIDE AN UNDERSTANDING OF THE DEGREE TO WHICH THE ORGANISATION'S PERFORMANCE MAY INFLUENCE THE PERFORMANCE OF A LARGER ECONOMIC, ENVIRONMENTAL, OR SOCIAL SYSTEM.

Absolute systemic indicators describe an organisation's performance in relation to the limit or capacity of the system of which it is a part. An example would be the amount of air pollutants of a given type released as a proportion of the total amount allowable in a region as defined by a public authority.

In general, systemic indicators provide an understanding of the degree to which the organisation's performance may influence the performance of a larger system. These types of measures are most useful for organisations that operate within a relatively narrowly defined geographic area.

Cross-cutting indicators directly relate two or more dimensions of economic, environmental, and social performance as a ratio. Eco-efficiency measures (e.g., the amount of emissions per unit of output or per monetary unit of turnover) are the best-known examples (further guidance on ratio indicators can be found in Annex 5). Many organisations have proposed standardised sets of environmental efficiency indicators that measure various types of resource use or pollution emissions against an economic or productivity measure. Cross-cutting indicators effectively demonstrate the size of the positive or negative impact for each incremental change in another value.

In developing and reporting cross-cutting indicators, care should be taken to:

- draw, where possible, on information already reported under these *Guidelines*;
- ensure that the indicators use ratios derived from normalised measures and, when possible, from internationally accepted metrics; and
- supplement, not replace, non-ratio indicators.

ECONOMIC PERFORMANCE INDICATORS

The economic dimension of sustainability concerns an organisation's impacts on the economic circumstances of its stakeholders and on economic systems at the local, national and global levels. Economic impacts can be divided into:

- direct impacts; and
- indirect impacts.

These impacts can be positive or negative. Broadly speaking, economic performance encompasses all aspects of the organisation's economic interactions, including the traditional measures used in financial accounting, as well as intangible assets that do not systematically appear in financial statements. However, economic indicators as articulated in the *Guidelines* have a scope and purpose that extends beyond that of traditional financial indicators.

ECONOMIC INDICATORS AS ARTICULATED IN THE GUIDELINES HAVE A SCOPE AND PURPOSE THAT EXTENDS BEYOND THAT OF TRADITIONAL FINANCIAL INDICATORS.

Financial indicators focus primarily on the profitability of an organisation for the purpose of informing its management and shareholders. By contrast, economic indicators in the sustainability reporting context focus more on the manner in which an organisation affects the stakeholders with whom it has direct and indirect economic interactions. Therefore, the focus of economic performance measurement is on how the economic status of the stakeholder changes as a consequence of the organisation's activities, rather than on changes in the financial condition of the organisation itself. In some cases, existing financial indicators can directly inform these assessments. However, in other cases, different measures may be necessary, including the re-casting of traditional financial information to emphasise the impact on the stakeholder. In this context, shareholders are considered one among several stakeholder groups.

While financial performance indicators are well developed, indicators of organisation-level economic performance as described in the previous paragraph are still evolving. The indicators in this section are the result of a consultation process that began after the release of the June 2000 *Guidelines* and represent a new approach to reporting on economic impacts. This framework will continue to evolve in future versions of the GRI *Guidelines* as application and learning continue. Such evolution will include an understanding of how economic impacts are linked to the intangible assets of the organisation.

Direct Impacts

The economic indicators on direct impacts are designed to:

- measure the monetary flows between the organisation and its key stakeholders; and
- indicate how the organisation affects the economic circumstances of those stakeholders.

The aspects for this section are organised around stakeholder groups. Each aspect includes a monetary flow indicator, which provides an indication of the scale of the relationship between reporting organisation and stakeholder. Most monetary flow indicators are paired with one or more other indicators that provide insight into the nature of the performance and impact on the stakeholder's economic capacity.

For example, under suppliers, the monetary flow indicator associated with "cost of all goods, materials, and services purchased" provides information on the scale of flows between the reporting organisation and its suppliers. The performance indicator describes one facet of the economic relationship between the suppliers and the reporting organisation.

Indirect impacts

The total economic impact of an organisation includes indirect impacts stemming from externalities that create impacts on communities, broadly defined. Externalities are those costs or benefits arising from a transaction that are not fully reflected in the monetary amount of the transaction. A community can be considered as anything from a neighbourhood, to a country, or even a community of interest such as a minority group within a society. Although often complex, indirect impacts are measurable. However, given the diversity of situations facing reporting organisations, GRI has not at this point identified a single, generic set of such indicators. Thus, each organisation should select performance indicators based on its own analysis of the issues. Information on the reporting organisation's overall approach to identifying and managing indirect impacts is covered under item 3.17 in the Governance Structure and Management Systems section.

Examples of externalities might include:

- innovation measured through patents and partnerships;
- economic effects (positive or negative) of changes in location or operations; or
- the contribution of a sector to Gross Domestic Product or national competitiveness.

Examples of community impacts might include:

- community dependency on the organisation's activities;
- ability of the organisation to attract further investment into an area; or
- the location of suppliers.

Further discussion of indirect economic impacts is available through discussion papers prepared by the Economics Subgroup of the Measurement Working Group. These can be found on the GRI website.

Economic Performance Indicators

Core Indicators	Additional Indicators
DIRECT ECONOMIC IMPACTS	
Customers	
Monetary flow indicator: **EC1. Net sales.** As listed in the profile section under 2.8.	
EC2. Geographic breakdown of markets. For each product or product range, disclose national market share by country where this is 25% or more. Disclose market share and sales for each country where national sales represent 5% or more of GDP.	
Suppliers	
Monetary flow indicator: **EC3. Cost of all goods, materials, and services purchased.**	**EC11. Supplier breakdown by organisation and country.** List all suppliers from which purchases in the reporting period represent 10% or more of total purchases in that period. Also identify all countries where total purchasing represents 5% or more of GDP.
EC4. Percentage of contracts that were paid in accordance with agreed terms, excluding agreed penalty arrangements. Terms may include conditions such as scheduling of payments, form of payment, or other conditions. This indicator is the percent of contracts that were paid according to terms, regardless of the details of the terms.	
Employees	
Monetary flow indicator: **EC5. Total payroll and benefits (including wages, pension, other benefits, and redundancy payments) broken down by country or region.** This remuneration should refer to current payments and not include future commitments. (Note: Indicator LA9 on training also offers information on one aspect of the organisation's investment in human capital.)	

Economic Performance Indicators (continued)

Core Indicators	Additional Indicators
Providers of Capital	
Monetary flow indicator: **EC6. Distributions to providers of capital broken down by interest on debt and borrowings, and dividends on all classes of shares, with any arrears of preferred dividends to be disclosed.** This includes all forms of debt and borrowings, not only long-term debt.	
EC7. Increase/decrease in retained earnings at end of period. (Note: the information contained in the profile section (2.1–2.8) enables calculation of several measures, including ROACE (Return On Average Capital Employed)).	
Public Sector	
Monetary flow indicators: **EC8. Total sum of taxes of all types paid broken down by country.**	**EC12. Total spent on non-core business infrastructure development.** This is infrastructure built outside the main business activities of the reporting entity such as a school, or hospital for employees and their families.
EC9. Subsidies received broken down by country or region. This refers to grants, tax relief, and other types of financial benefits that do not represent a transaction of goods and services. Explain definitions used for types of groups.	
EC10. Donations to community, civil society, and other groups broken down in terms of cash and in-kind donations per type of group.	
INDIRECT ECONOMIC IMPACTS	
	EC13. The organisation's indirect economic impacts. Identify major externalities associated with the reporting organisation's products and services.

ENVIRONMENTAL PERFORMANCE INDICATORS

The environmental dimension of sustainability concerns an organisation's impacts on living and non-living natural systems, including ecosystems, land, air and water. The environmental dimension of sustainability has achieved the highest level of consensus among the three dimensions of sustainability reporting.

It is particularly important to provide environmental performance information in terms of both absolute figures and normalised measures (e.g., resource use per unit of output). Both measures reflect important, but distinct, aspects of sustainability. Absolute figures provide a sense of scale or magnitude of the use or impact, which allows the user to consider performance in the context of larger systems. Normalised figures illustrate the organisation's efficiency and support comparison between organisations of different sizes. In general, stakeholders should be able to calculate normalised figures using data from the report profile (e.g., net sales) and absolute figures reported in the environmental performance section. However, GRI asks the reporting organisation to provide both normalised and absolute figures.

In reporting on environmental indicators, reporting organisations are also encouraged to keep in mind the principle of sustainability context. With respect to the environmental measures in the report, organisations are encouraged to relate their individual performance to the broader ecological systems within which they operate. For example, organisations could seek to report their pollution output in terms of the ability of the environment (local, regional, or global) to absorb the pollutants.

Environmental Performance Indicators

Core Indicators	Additional Indicators
Materials	
EN1. Total materials use other than water, by type. Provide definitions used for types of materials. Report in tonnes, kilograms, or volume.	
EN2. Percentage of materials used that are wastes (processed or unprocessed) from sources external to the reporting organisation. Refers to both post-consumer recycled material and waste from industrial sources. Report in tonnes, kilograms, or volume.	
***Energy*[4]**	
EN3. Direct energy use segmented by primary source. Report on all energy sources used by the reporting organisation for its own operations as well as for the production and delivery of energy products (e.g., electricity or heat) to other organisations. Report in joules.	**EN17. Initiatives to use renewable energy sources and to increase energy efficiency.**
	EN18. Energy consumption footprint (i.e., annualised lifetime energy requirements) of major products. Report in joules.
EN4. Indirect energy use. Report on all energy used to produce and deliver energy products purchased by the reporting organisation (e.g., electricity or heat). Report in joules.	**EN19. Other indirect (upstream/downstream) energy use and implications, such as organisational travel, product lifecycle management, and use of energy-intensive materials.**
***Water*[4]**	
EN5. Total water use.	**EN20. Water sources and related ecosystems/habitats significantly affected by use of water.** Include Ramsar-listed wetlands and the overall contribution to resulting environmental trends.
	EN21. Annual withdrawals of ground and surface water as a percent of annual renewable quantity of water available from the sources. Breakdown by region.
	EN22. Total recycling and reuse of water. Include wastewater and other used water (e.g., cooling water).
Biodiversity	
EN6. Location and size of land owned, leased, or managed in biodiversity-rich habitats. Further guidance on biodiversity-rich habitats may be found at www.globalreporting.org (forthcoming).	**EN23. Total amount of land owned, leased, or managed for production activities or extractive use.**
	EN24. Amount of impermeable surface as a percentage of land purchased or leased.
EN7. Description of the major impacts on biodiversity associated with activities and/or products and services in terrestrial, freshwater, and marine environments.	**EN25. Impacts of activities and operations on protected and sensitive areas.** (e.g., IUCN protected area categories 1–4, world heritage sites, and biosphere reserves).
	EN26. Changes to natural habitats resulting from activities and operations and percentage of habitat protected or restored. Identify type of habitat affected and its status.

4. A draft protocol is currently under development for these indicators. Please see www.globalreporting.org for further details.

Environmental Performance Indicators (continued)

Core Indicators	Additional Indicators
Biodiversity (continued)	
	EN27. Objectives, programmes, and targets for protecting and restoring native ecosystems and species in degraded areas.
	EN28. Number of IUCN Red List species with habitats in areas affected by operations.
	EN29. Business units currently operating or planning operations in or around protected or sensitive areas.
Emissions, Effluents, and Waste	
EN8. Greenhouse gas emissions. (CO_2, CH_4, N_2O, HFCs, PFCs, SF_6). Report separate subtotals for each gas in tonnes and in tonnes of CO_2 equivalent for the following: • direct emissions from sources owned or controlled by the reporting entity • indirect emissions from imported electricity heat or steam See WRI-WBCSD Greenhouse Gas Protocol.	**EN30. Other relevant indirect greenhouse gas emissions.** (CO_2, CH_4, N_2O, HFCs, PFCs, SF_6). Refers to emissions that are a consequence of the activities of the reporting entity, but occur from sources owned or controlled by another entity. Report in tonnes of gas and tonnes of CO_2 equivalent. See WRI-WBCSD Greenhouse Gas Protocol.
EN9. Use and emissions of ozone-depleting substances. Report each figure separately in accordance with Montreal Protocol Annexes A, B, C, and E in tonnes of CFC-11 equivalents (ozone-depleting potential).	**EN31. All production, transport, import, or export of any waste deemed "hazardous" under the terms of the Basel Convention Annex I, II, III, and VIII.**
EN10. NOx, SOx, and other significant air emissions by type. Include emissions of substances regulated under: • local laws and regulations • Stockholm POPs Convention (Annex A, B, and C) – persistent organic pollutants • Rotterdam Convention on Prior Informed Consent (PIC) • Helsinki, Sofia, and Geneva Protocols to the Convention on Long-Range Trans-boundary Air Pollution	**EN32. Water sources and related ecosystems/habitats significantly affected by discharges of water and runoff.** Include Ramsar-listed wetlands and the overall contribution to resulting environmental trends. See GRI Water Protocol.
EN11. Total amount of waste by type and destination. "Destination" refers to the method by which waste is treated, including composting, reuse, recycling, recovery, incineration, or landfilling. Explain type of classification method and estimation method.	
EN12. Significant discharges to water by type. See GRI Water Protocol.	
EN13. Significant spills of chemicals, oils, and fuels in terms of total number and total volume. Significance is defined in terms of both the size of the spill and impact on the surrounding environment.	
Suppliers	
	EN33. Performance of suppliers relative to environmental components of programmes and procedures described in response to Governance Structure and Management Systems section (Section 3.16).
Products and Services	
EN14. Significant environmental impacts of principal products and services. Describe and quantify where relevant.	
EN15. Percentage of the weight of products sold that is reclaimable at the end of the products' useful life and percentage that is actually reclaimed. "Reclaimable" refers to either the recycling or reuse of the product materials or components.	

Environmental Performance Indicators (continued)

Core Indicators	Additional Indicators
Compliance	
EN16. Incidents of and fines for non-compliance with all applicable international declarations/conventions/treaties, and national, sub-national, regional, and local regulations associated with environmental issues. Explain in terms of countries of operation.	
Transport	
	EN34. Significant environmental impacts of transportation used for logistical purposes.
Overall	
	EN35. Total environmental expenditures by type. Explain definitions used for types of expenditures.

SOCIAL PERFORMANCE INDICATORS

The social dimension of sustainability concerns an organisation's impacts on the social systems within which it operates. Social performance can be gauged through an analysis of the organisation's impacts on stakeholders at the local, national, and global levels. In some cases, social indicators influence the organisation's intangible assets, such as its human capital and reputation.

Social performance measurement enjoys less of a consensus than environmental performance measurement. Through its consultative process, GRI has selected indicators by identifying key performance aspects surrounding labour practices, human rights, and broader issues affecting consumers, community, and other stakeholders in society. The specific aspects for labour practices and human rights performance are based mainly on internationally recognised standards such as the Conventions of the International Labour Organisation (ILO) and international instruments such as the United Nations Universal Declaration of Human Rights. In particular, the labour practices and human rights indicators have drawn heavily on the ILO Tripartite Declaration Concerning Multinational Enterprises and Social Policy, and the Organisation for Economic Co-operation and Development (OECD) *Guidelines for Multinational Enterprises*, which were deemed most relevant to the responsibilities of business during the GRI consultative process.

The aspects of labour practices that relate to human rights have been incorporated into the latter category. This decision was made to avoid treating "labour rights" as something different from, or less important than, "human rights". The decision reflects the strong sentiment that an organisation's contribution in the area of labour practices should not be simply to protect and respect basic rights; it should also be to enhance the quality of the working environment and value of the relationship to the worker. While the aspects under labour practices and human rights are closely related (e.g., collective bargaining and industrial relations), there remains a fundamental difference in the purpose of the indicators, and they have therefore been kept separate. The aspects and indicators under human rights help assess how a reporting organisation helps maintain and respect the basic rights of a human being. The aspects and indicators under labour practices measure ways in which an organisation's contributions go beyond these baseline expectations.

Several of the social performance indicators differ considerably in nature from other economic and environmental performance indicators in the *Guidelines*. Many of the social issues that are the subject of performance measurement are not easily quantifiable, so a number of social indicators are qualitative measures of the organisation's systems and operations, including policies, procedures, and management practices. These indicators relate not to general, overarching policies (as listed in Section 3 of Part C) but to specific, narrowly defined social aspects such as forced or compulsory labour, or freedom of association. Future protocols will help further articulate the specific details associated with these indicators of practice and policy.

While GRI has sought to capture issues of key concern to most stakeholders, the *Guidelines* do not, at present, address the questions of all potential stakeholders. Given the diversity of social situations and issues that confront them, organisations should use stakeholder consultation to ensure that the social impacts on which they report are as complete as possible. Three areas that will require further attention in the future are employee remuneration, working time, and broadening the coverage of community. It is currently felt that these issues are best addressed on a sector-specific basis in GRI's future sector supplements. However, consideration will be given to incorporating appropriate indicators into the core *Guidelines* in future revision cycles.

The social performance indicators that appear in this document represent a significant step forward from the previous version of the *Guidelines* in identifying core issues that are applicable to most organisations. However, GRI social indicators will be continually enhanced over time as the field of performance measurement progresses and GRI receives further feedback on the *Guidelines*.

Social Performance Indicators: Labour Practices and Decent Work

Core Indicators	Additional Indicators
Employment	
LA1. Breakdown of workforce, where possible, by region/country, status (employee/non-employee), employment type (full time/part time), and by employment contract (indefinite or permanent/fixed term or temporary). Also identify workforce retained in conjunction with other employers (temporary agency workers or workers in co-employment relationships), segmented by region/country.	**LA12. Employee benefits beyond those legally mandated.** (e.g., contributions to health care, disability, maternity, education, and retirement).
LA2. Net employment creation and average turnover segmented by region/country.	
Labour/Management Relations	
LA3. Percentage of employees represented by independent trade union organisations or other bona fide employee representatives broken down geographically OR percentage of employees covered by collective bargaining agreements broken down by region/country.	**LA13. Provision for formal worker representation in decision-making or management, including corporate governance.**
LA4. Policy and procedures involving information, consultation, and negotiation with employees over changes in the reporting organisation's operations (e.g., restructuring).	

Social Performance Indicators: Labour Practices and Decent Work (continued)

Core Indicators	Additional Indicators
Health and Safety	
LA5. Practices on recording and notification of occupational accidents and diseases, and how they relate to the ILO Code of Practice on Recording and Notification of Occupational Accidents and Diseases.	**LA14.** Evidence of substantial compliance with the ILO *Guidelines for Occupational Health Management Systems.*
LA6. Description of formal joint health and safety committees comprising management and worker representatives and proportion of workforce covered by any such committees.	**LA15.** Description of formal agreements with trade unions or other bona fide employee representatives covering health and safety at work and proportion of the workforce covered by any such agreements.
LA7. Standard injury, lost day, and absentee rates and number of work-related fatalities (including subcontracted workers).	
LA8. Description of policies or programmes (for the workplace and beyond) on HIV/AIDS.	
Training and Education	
LA9. Average hours of training per year per employee by category of employee. (e.g., senior management, middle management, professional, technical, administrative, production, and maintenance).	**LA16.** Description of programmes to support the continued employability of employees and to manage career endings. **LA17.** Specific policies and programmes for skills management or for lifelong learning.
Diversity and Opportunity	
LA10. Description of equal opportunity policies or programmes, as well as monitoring systems to ensure compliance and results of monitoring. Equal opportunity policies may address workplace harassment and affirmative action relative to historical patterns of discrimination.	
LA11. Composition of senior management and corporate governance bodies (including the board of directors), including female/male ratio and other indicators of diversity as culturally appropriate.	

Social Performance Indicators: Human Rights

Core Indicators	Additional Indicators
Strategy and Management	
HR1. Description of policies, guidelines, corporate structure, and procedures to deal with all aspects of human rights relevant to operations, including monitoring mechanisms and results. State how policies relate to existing international standards such as the Universal Declaration and the Fundamental Human Rights Conventions of the ILO.	**HR8.** Employee training on policies and practices concerning all aspects of human rights relevant to operations. Include type of training, number of employees trained, and average training duration.
HR2. Evidence of consideration of human rights impacts as part of investment and procurement decisions, including selection of suppliers/contractors.	
HR3. Description of policies and procedures to evaluate and address human rights performance within the supply chain and contractors, including monitoring systems and results of monitoring. "Human rights performance" refers to the aspects of human rights identified as reporting aspects in the GRI performance indicators.	

Social Performance Indicators: Human Rights (continued)

Core Indicators	Additional Indicators
Non-discrimination	
HR4. Description of global policy and procedures/programmes preventing all forms of discrimination in operations, including monitoring systems and results of monitoring.	
Freedom of Association and Collective Bargaining	
HR5. Description of freedom of association policy and extent to which this policy is universally applied independent of local laws, as well as description of procedures/programmes to address this issue.	
***Child Labour*[5]**	
HR6. Description of policy excluding child labour as defined by the ILO Convention 138 and extent to which this policy is visibly stated and applied, as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring.	
Forced and Compulsory Labour	
HR7. Description of policy to prevent forced and compulsory labour and extent to which this policy is visibly stated and applied as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring. See ILO Convention No. 29, Article 2.	
Disciplinary Practices	
	HR9. Description of appeal practices, including, but not limited to, human rights issues. Describe the representation and appeals process.
	HR10. Description of non-retaliation policy and effective, confidential employee grievance system (including, but not limited to, its impact on human rights).
Security Practices	
	HR11. Human rights training for security personnel. Include type of training, number of persons trained, and average training duration.
Indigenous Rights	
	HR12. Description of policies, guidelines, and procedures to address the needs of indigenous people. This includes indigenous people in the workforce and in communities where the organisation currently operates or intends to operate.
	HR13. Description of jointly managed community grievance mechanisms/authority.
	HR14. Share of operating revenues from the area of operations that are redistributed to local communities.

5. A draft protocol is currently under development for this indicator. Please see www.globalreporting.org for further details.

Social Performance Indicators: Society

Core Indicators	Additional Indicators
Community	
SO1. Description of policies to manage impacts on communities in areas affected by activities, as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring. Include explanation of procedures for identifying and engaging in dialogue with community stakeholders.	**SO4.** Awards received relevant to social, ethical, and environmental performance.
Bribery and Corruption	
SO2. Description of the policy, procedures/management systems, and compliance mechanisms for organisations and employees addressing bribery and corruption. Include a description of how the organisation meets the requirements of the OECD Convention on Combating Bribery.	
Political Contributions	
SO3. Description of policy, procedures/management systems, and compliance mechanisms for managing political lobbying and contributions.	**SO5.** Amount of money paid to political parties and institutions whose prime function is to fund political parties or their candidates.
Competition and Pricing	
	SO6. Court decisions regarding cases pertaining to anti-trust and monopoly regulations.
	SO7. Description of policy, procedures/management systems, and compliance mechanisms for preventing anti-competitive behaviour.

Social Performance Indicators: Product Responsibility

Core Indicators	Additional Indicators
Customer Health and Safety	
PR1. Description of policy for preserving customer health and safety during use of products and services, and extent to which this policy is visibly stated and applied, as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring. Explain rationale for any use of multiple standards in marketing and sales of products.	**PR4.** Number and type of instances of non-compliance with regulations concerning customer health and safety, including the penalties and fines assessed for these breaches.
	PR5. Number of complaints upheld by regulatory or similar official bodies to oversee or regulate the health and safety of products and services.
	PR6. Voluntary code compliance, product labels or awards with respect to social and/or environmental responsibility that the reporter is qualified to use or has received. Include explanation of the process and criteria involved.
Products and Services	
PR2. Description of policy, procedures/management systems, and compliance mechanisms related to product information and labelling.	**PR7.** Number and type of instances of non-compliance with regulations concerning product information and labelling, including any penalties or fines assessed for these breaches.
	PR8. Description of policy, procedures/management systems, and compliance mechanisms related to customer satisfaction, including results of surveys measuring customer satisfaction. Identify geographic areas covered by policy.

Social Performance Indicators: Product Responsibility (continued)

Core Indicators	Additional Indicators
Advertising	
	PR9. Description of policies, procedures/management systems, and compliance mechanisms for adherence to standards and voluntary codes related to advertising. Identify geographic areas covered by policy.
	PR10. Number and types of breaches of advertising and marketing regulations.
Respect for Privacy	
PR3. Description of policy, procedures/management systems, and compliance mechanisms for consumer privacy. Identify geographic areas covered by policy.	**PR11.** Number of substantiated complaints regarding breaches of consumer privacy.



PART D: GLOSSARY AND ANNEXES


D

GLOSSARY

Additional indicators

An indicator used at the discretion of the reporter.

Basel Convention

The Basel Convention on the Control of Trans-boundary Movements of Hazardous Wastes and Their Disposal was drafted and adopted in 1989, and entered into force in 1992. The Convention works to reduce the movement of hazardous wastes, to ensure that wastes are disposed of as closely as possible to where they were produced, and to minimise the generation of hazardous wastes in terms of quantity and level of hazardousness.
(http://www.unep.ch/basel/index.html)

Cadbury Commission

A committee chaired by Sir Adrian Cadbury, based in the UK, which focussed on the control and reporting functions of boards and on the role of auditors. At the heart of the Committee's recommendations, released in 1992, is a Code of Best Practice designed to achieve the necessary high standards of corporate behaviour. The London Stock Exchange (LSE) required all listed companies registered in the UK to state whether they were complying with the Code and to give reasons for any areas of non-compliance. In 1998, this LSE requirement was expanded to include the Cadbury, Greenbury, and Hampel reports in what is now known as the Combined Code.

Cadbury Commission, Report of the Committee on the Financial Aspects of Corporate Governance (December 1992).

CITES

The Convention on International Trade in Endangered Species of Wild Fauna and Flora is an international agreement between governments. Its aim is to ensure that international trade in species of wild animals and plants does not threaten their survival. Today, it accords varying degrees of protection to more than 30,000 species of animals and plants, whether they are traded as live specimens, fur coats, or dried herbs. It was put into force in 1975 and has 150 voluntary parties.
(http://www.cites.org)

CFC-11 equivalents

The ozone depleting potential of a substance expressed in amounts equivalent to that of CFC-11.

Convention on Long-Range Trans-boundary Air Pollution

The Convention on Long-range Trans-boundary Air Pollution was drafted after scientists confirmed that air pollutants could travel several thousand kilometres before deposition. This implied that co-operation at the international level was necessary to solve problems such as acidification. The Convention was the first legally binding instrument at the international level to deal with problems of air pollution on a broad regional basis. It was signed in 1979 and entered into force in 1983. It has greatly contributed to the development of international environmental law and created the essential framework for controlling and reducing the damage to human health and the environment caused by transboundary air pollution. It is a successful example of what

can be achieved through intergovernmental cooperation. Since its entry into force the Convention has been extended by eight protocols including the Helsinki, Sofia, and Geneva Protocols.
(http://www.unece.org/env/lrtap/)

Core indicator

An indicator required to publish a report in accordance with the GRI *Guidelines* as described in Part A and Part C of the *Guidelines*.

Decent work

Productive work in which rights (specifically those contained in the ILO Declaration of Fundamental Rights at Work) are protected, which generates an adequate income, with adequate social protection. It also means sufficient work, in the sense that all should have full access to income-earning opportunities.

Based on *Report of the Director General: Decent Work*, 87th Session, June 1999.

Eco-efficiency

The delivery of competitively priced goods and services that satisfy human needs and bring quality of life, while progressively reducing ecological impacts and resource-use intensity throughout the lifecycle to a level at least in line with the earth's estimated carrying capacity. In short, creating more value with less impact.

(http://www.wbcsd.org)

Ecological footprint

The size and impact of the "footprints" on the earth's ecosystems made by companies, communities, or individuals reflect a number of interlinked factors, including human population numbers, consumption patterns, and technologies used.

Fundamental Human Rights Conventions of the ILO

International Labour Standards covered in the Declaration on Fundamental Principles and Rights at Work (adopted by the International Labour Conference at its 86th session, Geneva 1998):

Convention Nr. 29: Forced Labour, 1930

Convention Nr. 87: Freedom of Association and Protection of the Right to Organise, 1948

Convention Nr. 98: Right to Organise and Collective Bargaining, 1949

Convention Nr. 100: Equal Remuneration, 1951

Convention Nr. 105: Abolition of Forced Labour, 1957

Convention Nr. 111: Discrimination (Employment and Occupation), 1958

Convention Nr. 138: Minimum Age, 1973

Convention Nr. 182: Worst Forms of Child Labour, 2000
(http://www.ilo.org)

Greenhouse gas emissions

Gaseous pollutants released into the atmosphere through the burning of fossil fuels and through other avenues, that amplify the greenhouse effect. The greenhouse effect is widely accepted as the cause of global climate change. Gases include CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, and other CO_2 equivalents.

Indicator

A measure of performance, either qualitative or quantitative, that appears in Part C of the *Guidelines.*

Indicator aspects

The general types of information that are related to a specific category (e.g., energy use, child labour, customers). A given category may have several aspects.

Indicator categories

The broad areas, or groupings, of economic, environmental, or social issues of concern to stakeholders (e.g., human rights, direct economic impacts).

International Labour Organization

The UN specialised agency that seeks the promotion of social justice and internationally recognised human and labour rights. It was founded in 1919.

IUCN protected area categories

The World Conservation Union (IUCN) defines a protected area as:

> "an area of land and/or sea especially dedicated to the protection and maintenance of biological diversity, and of natural and associated cultural resources, and managed through legal or other effective means."

IUCN categorises protected areas by management objective and has identified six distinct categories of protected areas.
(http://wcpa.iucn.org/wcpainfo/protectedareas.html)

IUCN Red List

The world's most comprehensive inventory of the global conservation status of plants and animals. It uses a set of criteria to evaluate the extinction risk of thousands of species and subspecies. These criteria are relevant to all species and all regions of the world.
(http://www.iucn.org/redlist/2000/background.html)

King Report

The King Committee on Corporate Governance in South Africa was formed in 1992 (under the auspices of the Institute of Directors in Southern Africa and chaired by Mervyn King) to promote the highest standards of corporate governance in South Africa. Corporate Governance in South Africa was institutionalised by the publication of the King Report on Corporate Governance in 1994, and more recently by the release of an updated version ("King 2") in 2002. The King Report is recognised internationally by many as the most comprehensive publication on the subject, embracing the "inclusive" or "stakeholder" approach to corporate governance. The King Report features a Code of Corporate Practices and Conduct, which the Johannesburg Stock Exchange stipulates all listed companies must follow. GRI is referenced in this code.
(http://www.iodsa.co.za)

Kyoto Protocol

In December 1997, more than 160 nations met in Kyoto, Japan, to negotiate binding limitations on greenhouse gases for the developed nations, pursuant to the objectives of the Framework Convention on Climate Change of 1992. The outcome of the meeting was the Kyoto Protocol, in which the developed nations agreed to limit their greenhouse gas emissions relative to the levels emitted in 1990.
(http://unfccc.int/)

Lifecycle analysis
(also lifecycle inventory, cradle to grave, material flow analysis)

A detailed examination of the full lifecycle of a product, process, system, or function. Taking as an example the case of a manufactured product, a lifecycle analysis involves taking or calculating detailed measurements during the manufacture of the product, from the extraction of the raw materials used in its production and distribution, through to its use, possible reuse or recycling, and eventual disposal.

Montreal Protocol
The Montreal Protocol on Substances that Deplete the Ozone Layer is a landmark international agreement designed to protect the stratospheric ozone layer. The treaty was originally signed in 1987 and substantially amended in 1990 and 1992. The Montreal Protocol stipulates that the production and consumption of compounds that deplete ozone in the stratosphere (chlorofluorocarbons (CFCs), halons, carbon tetrachloride, and methyl chloroform) were to be phased out by 2000 (2005 for methyl chloroform).

(http://www.unep.org/ozone/montreal.shtml)

NOx
Nitrous oxides.

Precautionary approach/principle
This principle emerged from Article 15 of the Rio Principles, which states:

> "In order to protect the environment, the precautionary approach shall be widely applied by States according to their capabilities. Where there are threats of serious or irreversible damage, lack of full scientific certainty shall not be used as a reason for postponing cost-effective measures to prevent environmental degradation."

(www.unep.org/unep/rio.htm)

Ramsar-listed wetland
An area designated as a Wetland of International Importance due to its importance for preserving biological diversity or because it is a representative, rare or unique wetland type. The list includes 1,180 wetland sites, totalling 103.2 million hectares.

(http://www.ramsar.org)

Reporting element
The numbered information queries (e.g., 2.1, 3.13) listed in Part C that are part of a GRI-based report.

Reporting organisation
The organisation preparing the report specified in the profile section of a GRI-based report (Section 2 of Part C).

Report user
Any stakeholder of the reporting organisation who uses the report, including both external and internal parties.

Rotterdam Convention on Prior Informed Consent
Agreed in 1988, the Rotterdam Convention makes prior informed consent (PIC) legally binding. PIC requires exporters trading in a list of hazardous substances to obtain the prior informed consent of importers before proceeding with the trade. The Conven-

tion establishes a first line of defense by giving importing countries the tools and information they need to identify potential hazards and exclude chemicals they cannot manage safely.
http://www.pic.int/

Social and ethical funds

Investment funds that use social or other non-financial criteria in selecting investments.

SOx

Sulphur oxides.

Stockholm POPs Convention

The Stockholm Convention is a global treaty to protect human health and the environment from persistent organic pollutants (POPs). POPs are chemicals that remain intact in the environment for long periods, become widely distributed geographically, accumulate in the fatty tissue of living organisms, and are toxic to humans and wildlife. POPs circulate globally and can cause damage wherever they travel. In implementing the Convention, governments will take measures to eliminate or reduce the release of POPs into the environment.
(http://www.chem.unep.ch/sc/)

Turnbull Report

A report published by the Institute of Chartered Accountants in England & Wales on the implementation of the internal control requirements of the Combined Code on Corporate Governance.
(http://www.icaew.co.uk/internalcontrol)

WRI-WBSCD Greenhouse Gas Protocol

A measurement protocol developed jointly by the World Resources Institute and World Business Council for Sustainable Development.
(http://www.ghgprotocol.org)

Annex 1: Overview of the Global Reporting Initiative[1]

History

The Global Reporting Initiative (GRI) was convened in 1997 by the Coalition for Environmentally Responsible Economies (CERES) in partnership with the United Nations Environment Programme (UNEP). It was established to elevate sustainability reporting practices to a level equivalent to those of financial reporting, while achieving comparability, credibility, rigour, timeliness, and verifiability of reported information. GRI has undertaken this work with the active participation of corporations, environmental and social NGOs, accountancy organisations, trade unions, investors, and other stakeholders worldwide.

GRI released an exposure draft *Sustainability Reporting Guidelines* ("*Guidelines*") in 1999. After an exhaustive period of drafting, pilot testing, and further consultation, GRI released the first version of its *Guidelines* in June 2000. The 2002 version of the *Guidelines* marks the continuation of a cycle of testing, review, consultation, and revision of both the *Guidelines* and supporting documents. Future revision cycles will remain rooted in the principles GRI has embodied since its inception: inclusiveness, balance, transparency, and technical excellence.

Organisational Profile

In late 2002, the permanent GRI Secretariat will be headquartered in Amsterdam. GRI will be affiliated with the United Nations as a UNEP Collaborating Centre. The GRI Secretariat will be responsible for implementing the organisational work programme approved by the Board of Directors in consultation with the Stakeholder Council and the Technical Advisory Council. In developing its guidance on sustainability reporting, GRI will continue to rely heavily on the input of multi-stakeholder, ad hoc working groups. Since 1999, several hundred organisations have participated in working groups that have guided GRI's work on performance indicators, assurance practices, and revising the *Guidelines*. Through these working groups, the Secretariat strives to incorporate a diversity of perspectives and experience that is balanced in terms of constituencies and geographic representation. The products of the working groups—and GRI as a whole—are subject to pilot testing processes to assess the efficacy of the reporting framework.

Recent Milestones

The period 2000-2002 marked a number of milestones in the development of GRI. Some of these are listed below.

Governance

GRI is making rapid progress toward establishing the institutional framework to support its work in the future.

- The permanent GRI was officially inaugurated in early April 2002 at the United Nations in New York City. Social and environmental NGOs, corporations, labour, government, and UN representatives publicly endorsed GRI's mission at the ceremony.

1. More detailed information on GRI's history and governance structure is available at www.globalreporting.org.

- Following an open nomination process that netted more than 100 nominations, a distinguished nominating committee selected a 14-person Board of Directors to guide GRI's future development. The Board has representation from every world region and diverse stakeholder groups including business, NGOs, labour, accounting, investment, and government.
- GRI has taken initial steps to establish a Stakeholder Council. The Council will be the formal policy forum within GRI, where stakeholders will be equal partners in helping to chart the future course of the organisation. Following an open nomination process, an initial 36 members were chosen. These stakeholders will be responsible for selecting the remaining 24 members of the Council. The Stakeholder Council also has a direct role in selecting the Board of Directors.
- In late 2002, GRI will establish a Technical Advisory Council to guide the Board of Directors and the Secretariat on technical matters relating to reporting on economic, environmental, and social performance.
- At a basic level of engagement, GRI has registered more than 1,800 individual stakeholders from 77 countries in 2001-2002.

Guidelines Development

The GRI reporting framework has undergone significant evolution since the release of the first version of the *Guidelines* in 2000. Building on the experience of applying the *Guidelines* over the last two years, GRI has revised the *Guidelines* and initiated work on developing sector supplements and protocols to add to the rigour and robustness of the reporting framework.

- In support of the revisions process, GRI undertook a Structured Feedback Process that gathered input on the *Guidelines* from 31 companies.
- Recognising the intense debate around assurance of reports, GRI established a Verification Working Group as a forum for discussing how verification should be addressed in the GRI framework and, more broadly, in the continuing evolution of reporting on economic, environmental, and social performance worldwide.
- In 2001, GRI established the Measurement Working Group to develop recommendations on performance indicators for inclusion in the 2002 *Guidelines*. The group comprised 130 experts from over 25 countries, and worked for close to a year to prepare its recommendations.
- The Revisions Working Group—a group of 12 individuals representing a broad range of constituencies and geographic areas—worked for six months to propose revisions to the *Guidelines*. As part of their review of the *Guidelines*, the Revisions Working Group was also responsible for integrating the recommendations of the Measurement Working Group into the 2002 *Guidelines*.
- GRI is developing sector supplements that will identify and address sector-specific issues that are not reflected in the core *Guidelines* for inclusion in sustainability reports. GRI expects to develop supplements for the automotive, financial services, mining, telecommunications, and tour operator sectors. A second wave of sector initiatives will be launched in late-2002.
- GRI has begun developing its first technical protocols to support specific indicators. With release of these first draft protocols covering energy, water, and child labour indicators, a process will continue in which new protocols will emerge at a steady rate in the coming years. All will be subject to testing, comment, and revision through a multi-stakeholder consultative process.

- GRI also plans to produce issue guidance documents that will guide reporting organisations that wish to organise their reports along thematic lines (e.g., productivity, diversity, development). These will seek to encourage integrated approaches that cross and blend multiple dimensions of economic, environmental, and social reporting into a holistic reporting design.

Outreach

Global outreach continues to be a major focus for GRI. In 2001–2002, several thousand stakeholders were engaged in dialogue and information briefings in Argentina, Australia, Brazil, Canada, China, Germany, Italy, Japan, Malaysia, South Africa, Switzerland, UK, USA, and dozens of conferences worldwide. The result has been an increased uptake of the *Guidelines*. Through ongoing consultation with multi-lateral organisations, the *Guidelines* are being recommended to companies as an essential tool in ensuring transparency and demonstrating commitment to social responsibility. The United Nations Global Compact, the Organisation for Economic Co-operation and Development, the European Council of Ministers, the European Commission, and World Economic Forum, among others, have referenced the *Guidelines* in communications to their constituencies. More than 130 companies from 21 countries have used the *Guidelines* in shaping their sustainability reports.

The Future

The year 2002 marks a turning point in the development of GRI, with the establishment of a new institutional structure and the publication of the new 2002 *Guidelines* and accompanying pilot supplements and technical protocols. Looking ahead, GRI remains committed to its mission of elevating the quality of reporting on economic, environmental, and social performance to a higher level of consistency, comparability, and rigour. It remains committed to global leadership as a new, permanent institution that will make a major contribution to accountability and transparency in the 21st century.

Annex 2: Linkages Between Sustainability and Financial Reporting

Introduction

Sustainability reporting has the potential to provide critical information for business analysis that is normally absent from financial reports. This information complements financial reports with forward-looking information that can enhance the report users' understanding of such key value drivers as human capital formation in the firm, corporate governance, management of environmental risks and liabilities, and the capacity to innovate. In some circumstances, sustainability performance information already can provide insights to support business analysis, and may have relevance within the framework of traditional financial reports. Fully articulating the relationship between financial and sustainability performance will require more time and research to link the performance indicators used for these areas. By consistently measuring sustainability performance over time, companies can strengthen both their internal business practices and their external communications. This annex briefly discusses how each of these advantages is occurring and how, over time, they can be further strengthened through the development of more rigourous methods for translating sustainability information into the language of financial analysis.

Sustainability Information and Internal Business Analysis

Two key components of internal business analysis are: 1) understanding the external environment in which the company conducts its business; and 2) assessing the elements that underpin the company's competitive advantage. Sustainability information is relevant to both.

External Environment

Analysis of the external environment focusses on issues such as product, labour, and capital markets and regulatory structures. These issues, in turn, relate in part to the risks and opportunities associated with management of the economic, environmental, and social aspects of the business. Overlaps and synergies exist between the conventional indicators used for analysis of the external environment and those used for measuring economic, environmental, and social performance. For example, social indicators related to the composition and status of the workforce may be used to highlight opportunities for expanding the firm's intellectual capital. Similarly, comparing anticipated changes in corporate governance standards in major stock exchanges against the current governance practices of the firm offers valuable information to investors on future changes in executive compensation, the composition of boards, and confidence in current audit committee practices. Sustainability reports that include this kind of information offer an invaluable complement to conventional financial statements.

Competitive Advantage

Competitive advantage is built through cost leadership and product/service differentiation and, increasingly, through the formation and retention of intellectual capital. Sustainability performance indicators can serve as a vehicle to help companies understand and measure the degree to which their economic, environmental, and social performance contributes to competitive advantage.

Cost Leadership

Increased process efficiency is an example of a proven sustainability strategy for decreasing costs and improving profitability, and thereby gaining cost leadership. Opportunities to cut costs or create revenues through increased yield and the sale of waste streams (e.g., scrap metals, agricultural by-products) exist throughout the value chain of a business (e.g., product design, manufacturing processes, use, and disposal) and can offer significant benefits, particularly in sectors with low margins. A substantial body of literature documents cost savings and added revenues generated through waste minimisation programmes. Environmental performance indicators related to resource use and waste generation can support assessment of the cost savings and revenues realised by a company through increased process efficiency.

Costs and Risks

Cost analysis can be greatly enhanced by a holistic approach to assessing risks and uncertainties. In some industry sectors, key risks and uncertainties have strong links to environmental and social concerns. The growing number of companies that have suffered business setbacks due to mishandling of key environmental and social issues over the last decade has placed sustainability management on the corporate governance agenda. Codes of conduct, governance principles, and disclosure rules are moving companies to higher standards of non-financial reporting, including expanded coverage in their financial statements. Economic, environmental, and social indicators are appearing with increasing frequency, providing insights into the vision and effectiveness of management in anticipating new risks and opportunities in the marketplace. For example:

- Knowledge of direct and indirect energy use and types of fuels consumed by the company can reveal the company's exposure to the risks of future carbon emission agreements and requirements.
- Performance indicators on energy efficiency initiatives and the use of renewable energy can help demonstrate the degree to which the company is insulated from volatile and cyclical non-renewable energy markets.
- Indicators on the volume, trends, and nature of pollution releases will allow management to assess whether individual facilities are at risk from pending environmental regulations or whether they are likely to become the target of regulatory authorities.
- Attention to social indicators describing the diversity of a company's workforce may allow managers to identify discriminatory practices that could have led to costly litigation.
- Performance indicators related to worker health and safety support assessment of the risk of costly accidents or workers' compensation demands.

Product Differentiation

Sustainability initiatives and strategies also provide opportunities for product differentiation—a key component of competitive advantage. Many leading companies are repositioning their products as services as part of their attempt to reduce their environmental or social impacts. In the process, they have helped differentiate their product in a manner that has enhanced their competitive position. For example, companies have shifted to offering services such as the leasing, rather than sale, of carpets or computers. Efforts to address greenhouse gas emissions have catalysed the development of new clean energy technologies such as fuel cells, electric vehicles, and increasingly powerful and efficient wind turbines. Companies face varying opportunities in these new technologies, and disclosure of information on sustainability initiatives and strategies can help clarify the degree to which a company is poised to take advantage of these new opportunities.

The environmental and social performance of companies can also have significant affect on intangible assets such as brand image and consumer goodwill, which are recognised as key to company reputation and trust. These issues are especially sensitive for companies selling directly to consumers in highly competitive markets. The diamond industry, responding to public pressure regarding human rights abuses associated with mines in certain countries, has taken to laser certification of where the diamond was mined. Information on product stewardship initiatives and efforts to enhance the positive environmental and social lifecycle impacts of products can point to areas of possible competitive advantage. Similarly, in certain sectors such as apparel, measures of the quality and performance of a company's environmental and social performance management systems are highly salient to assessing the future ability of the company to preserve brand value and reputation.

Intellectual Capital Formation

Other intangible assets such as intellectual capital, the ability to innovate, investment in research and development, and networks and alliances are integral to analysing a company's financial prospects. These assets are influenced by an organisation's commitment to training, skills and knowledge development, workforce relations, and employee turnover—the foci of social performance indicators in sustainability reporting. Innovative partnerships with stakeholders around environmental or social aspects of products or markets can lead to product differentiation and brand enhancement. Indeed, some view strong stakeholder relationships as an intangible asset in its own right. The full range of intangible assets is increasingly attracting the interest of business analysts and accountants seeking to understand and predict the value of companies.

Analysing Risks Across a Portfolio of Holdings

Just as information on sustainability performance can help inform analysis of individual companies, it can also be of value in assessing risk across a series of companies. For example, a portfolio manager seeking to build a strong portfolio of energy and heavy industrial holdings wants to understand the risks involved and how the stocks in the portfolio will move together. By gathering information on the level of exposure to different fuel types and the companies' greenhouse gas emissions, the manager can assess the degree of risk associated with potential future carbon offset legislation given the degree of portfolio exposure to carbon-intensive businesses.

Sustainability Indicators and Financial Reporting and Communications

In addition to providing insights to support internal financial analysis, information on sustainability performance also has a place in mainstream financial reports. Some leading companies have already begun to experiment with merging their sustainability and financial reports into a single annual report. Even with separate documents, however, there exists substantial opportunity and value in cross-over and cross-referencing. Certain standard reporting categories and measures in financial reports, for example, can and should incorporate aspects of sustainability performance. To illustrate, the reduction of waste streams leading to lower costs should appear in the form of decreased expenses in the financial report, while revenue from productive use of waste streams should be included as income. Liabilities such as vulnerability to changes in environmental regulation or international labour conventions can be captured in the liabilities section of the balance sheet.

On a more general level, economic, environmental, and social trends can appear in the sections of financial reports that relate to the discussion and analysis of future risks and opportunities. Several financial reporting regulations worldwide (e.g., the Management Discussion and Analysis [MD&A] portion of the US Securities and Exchange Commission's guidelines) require companies to disclose known future uncertainties and trends that may materially affect financial performance. In the case of certain industry sectors or companies, discussion of sustainability performance in the MD&A would be merited where environmental or social concerns may affect a company's ability to expand operations or where mishandling these issues could lead to significant damage to corporate reputation and brand value. New codes of corporate governance have increasingly begun to highlight the need for discussion of board-level attention to risks associated with sustainability concerns.

Despite the growing overlaps between sustainability and financial reporting, the greatest challenge in bridging financial and sustainability reporting lies in translating economic, environmental, and social performance indicators into measures of financial value. Many sustainability indicators are qualitative and do not lend themselves easily to financial valuation. The outcome of sustainability strategies and corresponding capital outlays are so uncertain that benefits are difficult to forecast. As a rule, financial analysts are interested in information that is:

- material to the business (representing a measurable change in income or revenue in a business segment);
- provided in financial measures; and
- forward looking (can provide insight into trends in business performance).

Performance indicators used in sustainability reporting often do not directly meet all of these criteria. Rather, they require additional manipulation or contextualisation to become directly useful in financial analysis. New methodologies are required to link performance in the economic, environmental, and social dimensions to financial performance. Like other business analysis tools, the underlying assumptions and measures will have to be industry-specific to provide meaningful and comparable performance benchmarks.

One critical reason for linking sustainability performance indicators with conventional financial reporting is to provide data in denominations and terms that are consistent with financial reporting. Sustainability information should be provided in the same units of analysis—business units, segments, and geographic coverage—as a company's financial reports. The information can be made even more useful when placed in the context of sector-specific benchmarks.

Conclusion

While sustainability information is typically treated separately, ample opportunity exists to translate it into a form that speaks to the needs of financial analysts. As the business case for sustainable practices becomes increasingly clear, sustainability reporting offers real value to those whose business is to assess the current financial health of companies and anticipate future performance. At present, the content of sustainability reports tends to appear in forms and units that are not readily convertible into financial terms. But rapid advances in areas such as environmental management accounting, valuation of intangible assets, and value reporting promise to make sustainability information useful to the financial community.

With mounting pressures to strengthen corporate accountability in all its dimensions, the cross-over and convergence of sustainability and financial reporting looks increasingly evident and likely. Full integration in the form of single reports that depict performance along all dimensions—conventional financial, economic, environmental, and social—is already practised by a handful of leading companies. The combination of better analytical methods and rising stakeholder demands for richer disclosure is likely to continue this movement toward a new generation of one-stop performance reporting.

Annex 3: Guidance on Incremental Application of the *Guidelines*

Introduction

GRI encourages organisations to prepare reports "in accordance" with the GRI *Guidelines*. However, some organisations, particularly first-time reporters and small and medium-sized organisations, may adopt an incremental approach to reporting, covering some elements at first and moving steadily toward a report that is in accordance with the *Guidelines* (see Part A). This annex provides examples of how such organisations may begin reporting incrementally as the first step on the road toward the gradual enhancement of their sustainability report. GRI hopes that this information will encourage all organisations, regardless of their reporting experience, to begin working toward reporting in accordance with the *Guidelines*.

Balancing Principle with Practice

The 2002 *Guidelines* reflect a broad consensus as to the content that should be addressed when reporting on the economic, environmental, and social performance of an organisation. This content embodies the views, experience, and expertise of a diverse range of reporters and report users committed to harmonising and improving the quality and content of reports on economic, environmental, and social performance. Still young by accounting standards, this consensus is a work in progress, and indicators will continue to evolve with continuous experimentation and learning.

Organisations that use the *Guidelines* face the challenging task of achieving a high standard of quality while also expanding the scope of their reporting. While pursuing these goals, they must build the resources and expertise required to accomplish the task.

In working toward both reporting excellence and increasing the number of reporting organisations, GRI accepts that a phased approach may be necessary for some organisations depending on their resources, experience, and internal management systems. At the same time, GRI expects and seeks evidence that any organisations making reference to the *Guidelines* are serious in their commitment to developing a report covering economic, environmental, and social performance in future reporting cycles. Full coverage and disclosure of information are essential to presenting a balanced and reasonable picture of an organisation's performance. Such accuracy is necessary if stakeholders are to make informed decisions.

Implementing an Incremental Approach

Organisations choosing to adopt an incremental approach may find the four simple models presented below useful in structuring their strategy toward full adoption of the *Guidelines*. These illustrative models may offer a useful starting point for designing a reporting strategy, identifying shortcomings and setting goals. Over time, such a process will result in full adoption of the GRI framework and the opportunity for an organisation to report in accordance with the *Guidelines*. Organisations may opt for any one or a combination or modification of the models based on their capabilities, stakeholder consultation, and overall communications strategy.

The Environmental Report

Economic	Environmental	Social
	✔	
	✔	
	✔	
	✔	
	✔	

- Typical of an organisation that is experienced in producing environmental reports
- Systems in place to gather data on environmental impacts, but little or no experience reporting other dimensions
- Currently little attention to economic and social dimensions of performance
- Systems and processes need to be developed in order to gather input through stakeholder engagement

The Fragmented Report

Economic	Environmental	Social
	✔	
	✔	✔
	✔	✔
✔		

- Reporting entity has some systems for gathering data on economic, environmental, and social performance
- Little or no integration across the three elements
- Lacks full performance data under each heading
- Typically provides the most data on environmental performance and the least on economic

The Limited Three-Dimensional Report

Economic	Environmental	Social
✔	✔	✔

- Typical of an organisation that has just begun to report and has embraced one or a few sustainability integration themes
- Limited but approximately equal amount of economic, environmental, and social information
- Some evidence of integration across dimensions

Full Adoption

Economic	Environmental	Social
✓	✓	✓
✓	✓	✓
✓	✓	✓
✓	✓	✓
✓	✓	✓

- Full data gathering according to Part C of the *Guidelines*, with integration, analysis of interactions, and causal links among economic, environmental, and social dimensions

GRI Content Index and Marking Text

When linking an incremental report to the *Guidelines*, the GRI Content Index specified in Part C is the most important tool for the reporter and the report user. This Index directs users quickly and conveniently to the location of GRI information in a report and clearly communicates the scope of the incremental effort. The reporter may also wish to provide a more detailed index to use as a vehicle for communicating information to report users regarding its choice of content and plans for future coverage. Annex 6 contains further information and suggestions regarding the format of a GRI Content Index.

In addition to providing a GRI Content Index, reporters may also want to highlight GRI information in the text of their report. Examples of highlighting techniques could include:

- using coloured or bold text;
- icons placed in the margin of the page next to the GRI information; and/or
- colour bars on the corners or edges of pages where GRI information can be found.

Conclusion

GRI encourages all organisations—regardless of size, sector, location, or sophistication—to begin using the *Guidelines*. An incremental approach is a welcome and integral part of both the organisation's and GRI's learning process. This mutual learning is an essential ingredient in the continual improvement of all components of GRI's reporting framework.

Annex 4: Credibility and Assurance

This annex contains guidance for organisations considering the use of assurance processes as a means of enhancing the credibility and quality of their sustainability reports. The use of assurance processes should be considered in terms of the value they may bring to reporting organisations, especially where stakeholder expectations have been determined and support for such processes has been identified. Stakeholder expectations about reports and their credibility are influenced by a variety of factors, including:

- the process the organisation uses to recognise the interests of stakeholders affected by its activities, to consult with them, to take their interests into account when compiling its report, and to select, collect, and verify the information that forms the basis of the report;
- the approach used by the organisation to identify all significant sustainability issues;
- the users' understanding of the content and information provided and judgements about the organisation's commitment to and progress toward sustainability;
- the report's ability to convey a complete and clear description of the sustainability issues, risks, and opportunities facing the organisation;
- the users' perception(s) of the willingness of the organisation to report honestly;
- the inclusion in the report of a management statement or declaration that the report is presented in accordance with the GRI *Guidelines*;
- the inclusion in the report (or absence) of an independent assurance statement about the reliance that can be placed on the report; and
- the users' familiarity with financial reporting and related assurance requirements, standards, and practices.

GRI recommends consultation with stakeholders as the best way to ascertain their perceptions and expectations about matters of credibility.

Internal Information Systems and Processes

Many organisations have internal systems in place to record, monitor, and improve the accuracy, completeness, and reliability of financial, operational, health, safety, and environmental management information. Management information may also include data on community involvement but may not include information, for example, on systematic monitoring of unintended community impacts, support for or violations of human rights, or other social issues.

Information about internal systems is not necessarily subject to internal assurance processes. Stakeholders do not normally have access to information about the internal systems that management relies on to produce performance information, whether for internal or external use. Stakeholders may therefore look for assurances that the information reported is reliable and complete.

GRI encourages the independent assurance of sustainability reports—one approach that a reporting organisation may select to enhance the credibility of its sustainability report. Where independent assurance is part of an organisation's sustainability reporting, the independent assurance provider will typically examine and report on the effectiveness of internal systems and processes to provide relevant and reliable data for measuring performance. This assurance process helps support the reliability and completeness of information in the report.

Assurance Process Considerations

In considering and entering into assurance-providing arrangements, reporting organisations are encouraged to clarify the following matters with assurance providers to ensure maximum benefit is gained from the assurance process.

Subject Matter

Whether:

- the subject matter of the sustainability report is clearly and adequately defined;
- all categories of stakeholders have been recognised and any significant stakeholders have been excluded;
- the organisation has ascertained the expectations of its stakeholders regarding sustainability issues and performance, reporting requirements, and methods of improving credibility, including independent assurance; and
- the scope of the information covered by assurance processes is defined (any omissions of significant information covered by such processes are to be explained).

Assurance Criteria and Evidence

Whether:

- appropriate criteria, such as recognised performance indicator protocols or reporting guidelines (e.g., GRI *Guidelines*), are available to enable the evaluation of evidence, including whether the GRI *Guidelines* have been followed;
- adequate evidence is available to support the reported information, including corroborative statements and/or other evidence from external stakeholders, if necessary; and
- there is evidence that fundamental reporting principles such as those in Part B have been considered and applied in preparing the report.

Controls

Whether:

- management control systems are fully supported by organisational policy and resources and operate consistently across the organisation and over time.

Usefulness of Reported Information

Whether:

- stakeholders have been consulted about the usefulness and credibility of the report content and the usefulness (including credibility) of assurance provided by an external assurance provider.

Selection of Independent Assurance Providers

Organisations preparing reports are advised to consider the following issues and attributes in selecting their assurance provider:

- the assurance provider's degree of independence and freedom from bias, influence, and conflicts of interest;

- the assurance provider's ability to balance consideration of the interests of different stakeholders;
- the assurance provider has not been involved in the design, development, or implementation of the organisation's sustainability monitoring and reporting systems or assisted in compiling the sustainability report;
- that sufficient time is allocated to the assurance provider to enable the assurance process to be carried out effectively, using due professional care; and
- the assurance provider is collectively or individually competent to meet the objectives of the assurance assignment, as demonstrated through an appropriate level of experience and professional judgement.

Directors' (Governing Bodies') Responsibilities Regarding Independent Assurance

The effectiveness of the independent assurance process is strengthened when the directors (or governing body):

- recognise explicitly that they are responsible for the content of the sustainability report;
- recognise explicitly that the assurance provider alone is responsible for the content of the independent assurance report and will agree, at the beginning of the engagement, to publish the assurance report in full; and
- ensure that adequate resources are made available for the independent assurance provider's work and that the assurance provider will have access to all individuals, groups, sites, records, and information that they consider necessary to carrying out the assurance engagement.

Independent Assurance Providers' Reports

The assurance provider's report should be published along with the sustainability report to which it relates. However, it should be clearly identified as separate from the sustainability report text, and should be addressed to the organisation's board of directors (or governing body) or, if so agreed, to its stakeholders.

Although GRI does not develop or prescribe practice standards for the provision of independent assurance, it offers the following guidance on what might be included in an independent assurance report. At a minimum, the report would present:

- a reference to the directors' or management statement that the information in the sustainability report and its presentation is the responsibility of the directors or governing body and management of the organisation;
- a statement that the content of the assurance provider's report and the opinion(s) it gives is the sole responsibility of the assurance provider;
- a statement affirming the assurance provider's independence and freedom from bias and conflicts of interest;
- a statement of the scope and objective of the assurance engagement. This statement will make clear not only the levels of assurance intended, but also which parts of the sustainability report, if any, are not covered by the assurance provider's work;
- the criteria (e.g., GRI *Guidelines*) that the assurance provider used in assessing the evidence and reaching conclusions relative to the objective of the engagement;

- the professional standards for providing assurance that have been applied in carrying out the assurance engagement;
- a brief description, or outline, of how the assurance provider obtained qualitative and quantitative evidence to provide the basis for the conclusions or opinion rendered. This will include the extent to which different categories of stakeholders participated in the planning and execution of the assurance process and indicate any constraints to this process;
- a clear statement of the assurance provider's conclusion or opinion regarding the accuracy, completeness, reliability, and balance of the sustainability report, relative to the scope and objective of the assurance engagement. The statement will be more useful to users if it includes constructive reporting on any reservations the assurance provider has on these matters; and
- the identity and location of the assurance provider and the date of the assurance provider's report.

Organisations should continuously assess the results of the assurance process, where possible in consultation with their stakeholders, to satisfy themselves as to its value and to identify potential improvements in the process that would add to its effectiveness in enhancing the credibility of sustainability reports.

Annex 5: GRI Indicators

Over the past decade, there been a focus on researching and codifying approaches to economic, environmental, and social performance measurement at the organisational level. While there has been significant convergence recently, each approach has maintained minor variations to address its specific purpose. The GRI framework for the performance indicators that appear in Section 5 of Part C is built on the foundation of previous work in the field of environmental and social performance measurement. However, like most systems, it is adapted to the specific needs of sustainability reporting, which this annex seeks to outline.

Purpose of GRI Indicators

The function of GRI performance indicators is to provide information about the economic, environmental, and social impacts of the reporting organisation in a manner that enhances comparability between reports and reporting organisations. In the case of GRI, the indicators are designed to inform both the reporting organisation and any stakeholders seeking to assess the organisation's performance. To achieve these goals, performance must not only be defined in terms of internal management targets and intentions, but also must reflect the broader external context within which the reporting organisation operates. The latter lies at the core of reporting on economic, environmental, and social performance. In the end, it speaks to how an organisation contributes to sustainable development by virtue of its economic, environmental, and social interactions with its diverse stakeholders.

GRI Indicator Framework

The performance indicators in Part C are organised according to the following hierarchy:

Category: The broad areas, or groupings, of economic, environmental, or social issues of concern to stakeholders (e.g., human rights, direct economic impacts).

Aspect: The general subsets of indicators that are related to a specific category. A given category may have several aspects, which may be defined in terms of issues, impacts, or affected stakeholder groups.

Indicator: The specific measurements of an individual aspect that can be used to track and demonstrate performance. These are often, but not always, quantitative. A given aspect (water) may have several indicators (e.g., total water use, rate of water recycling, discharges to water bodies). The balance between quantitative and qualitative indicators will vary by aspect depending on a range of factors. Indicators have been aligned to the maximum degree possible with existing international conventions and agreements.

This hierarchy is informed by the system used by ISO 14000. Aspects are framed to reflect the issues, impacts, and stakeholder groups that link to the economic, environmental, and social concerns of report users. It may change over time as the field of performance measurement continues to evolve.

The level of stakeholder interest in a given aspect or indicator is the key determinant of its significance, or relevance, to a sustainability report. A pillar of the GRI framework is that aspects and indicators derive from an extensive, multi-stakeholder consultative process. By virtue of the level of interest expressed by stakeholders through these processes, these aspects and indicators represent a broad-based consensus of the significant issues and indicators regarding economic, environmental, and social performance.

Indicator Classifications

GRI does not seek to divide performance indicators into types based on the content or nature of the indicator (e.g., policy, input/output, impact), but rather generally organises according to the relevance of the issue to stakeholders. GRI performance indicators are classified along the following lines:

- Core indicators, in general, are: 1) those relevant to most reporters; and 2) of interest to most stakeholders.
- Additional indicators are viewed as one or more of the following: 1) leading practice in economic, environmental, or social measurement, though currently used by few reporters; 2) providing information of interest to stakeholders who are particularly important to the reporting entity; and 3) deemed worthy of further testing for possible consideration as a future core indicator.

The content or nature of the specific indicators associated with an aspect will depend on the information needs and purposes of the concerned stakeholders. In some cases, this will result in an emphasis on policy or management, while in others the focus may be on conditions within the organisation's operations (e.g., labour conditions), or on external conditions (e.g., changes in carbon emissions).

Qualitative vs. Quantitative Indicators

GRI recognises the value of both qualitative and quantitative information, and views both as complementary and necessary to presenting a balanced and reasonable picture of an organisation's economic, environmental, and social performance. Where possible, GRI employs quantitative indicators. However, certain topics, particularly in the field of social performance measurement, do not readily lend themselves to quantification. For example:

- A number may not provide a clear sign of a positive or negative impact. For example, environmental expenditures are relevant as a cost measure, but could suggest either improvement or deterioration in environmental performance.
- Numerical values may lose significant information through the process of consolidation. For example, measures of regulatory violations or union representation may lose much of their meaning when aggregated across countries with significantly different legal structures.
- The nature of certain issues may make quantitative measurements impossible. For example, a quantitative measure of bribery would be unlikely to reveal systematic efforts to eliminate bribery. Reporting organisations that do not engage in bribery will report zero, and those organisations that regularly employ bribery are unlikely to report systematic engagement in an illegal activity.

In situations where quantitative measures are not effective, GRI relies on qualitative measures of the reporting organisation's activities. For example, Section 3 of Part C, Governance Structure and Management Systems, includes queries of a more open-ended nature regarding overarching policies and programmes. However, GRI frames qualitative indicators to encourage responses that are scalable rather than requesting open-ended descriptive statements.

Reporting Indicators: Absolute Figures and Ratios

Reporting organisations should present raw performance data in terms of absolute figures, and for a given period of operation (most often a year). These absolute figures might be expressed in a currency or in physical units (such as tonnes, cubic metres, or gigajoules). Absolute figures provide information on the size of an impact, value, or achievement.

Relative figures are ratios between two absolute figures of the same or different kind. Ratios allow comparisons of similar products or processes. They also help relate the performance and achievements of one firm, business unit, or organisation to those of another. Ratio indicators provide information on the efficiency of an activity, on the intensity of an impact, or on the quality of a value or achievement.

Need for Reporting Absolute Figures

Absolute figures provide information about the magnitude of the reporting organisation's contribution to an overall effect. They are essential to any assessment of carrying capacity, ceiling, or limits—a core principle of sustainability. For example, the total amount of phosphorous (in tonnes) released to a river by a particular operation enables users to consider these releases relative to the river's carrying capacity (the total amount of phosphorous the river could carry without showing a certain effect, such as eutrophication). Absolute environmental figures are essential as a linkage to the carrying capacity of an ecosystem or any natural or physical compartment, such as a watershed or rainforest. The same is true for economic and social information (e.g., relating an organisation's total revenues or turnover to a state or national total). Making reference to these broader systems linkages is encouraged, and will help users to interpret absolute data. Even without a specific local context, absolute figures can also be useful for stakeholders trying to understand the relative magnitude of two organisations for purposes of prioritising efforts. For instance, a stakeholder seeking to identify the 10 largest emitters of a given pollutant would require absolute figures and would not find normalised data or ratios as useful.

In sum, absolute figures on economic, environmental, and social issues enable data users to:

- consistently track data;
- sum various releases into a total impact; and
- form additional ratios other than those already reported.

Need for Reporting Ratios

Ratios relate two absolute figures to each other and thereby provide context to both. For example, the fuel efficiency of a car can be expressed in the number of kilometres a user can drive per litre of gasoline consumed. This expresses the functional benefit of the car relative to the fuel required to achieve that benefit. Alternatively, to shift the focus to the impact of a particular activity's resource consumption, a reporter may choose a ratio of the litres of gasoline the car consumes per 100 kilometres. These indicators represent one type of integrated indicator as referenced in Section 5 of Part C.

Ratio indicators serve to:

- relate two aspects to each other;
- make relationships visible and interpretable; and
- enable comparison of different scales of operation relative to a specific activity (e.g., kilograms of product per litre of water used).

Ratios help illuminate linkages across the economic, environmental, and social dimensions of sustainable development. For example, eco-efficiency expresses the relation between the value of a product or service and its environmental influence, where value can be expressed in monetary or functional terms. While eco-efficiency relates economic and environmental aspects, it might also be useful to create a similar linkage between the economic and social aspects of organisational performance.

Ratios also can be particularly useful for comparing two organisations of different scales. Absolute figures give a sense of magnitude, but they do not tell the full story. The magnitude of an organisation's impact will not always correlate with its size. The statement that Organisation A uses 10 times the energy of Organisation B may be factually correct. However, Organisation A could also be 10 times as energy-efficient. In some situations, the absolute figure will be the most relevant piece of information, but in other situations, the efficiency will be a more relevant measure of economic, environmental, and social performance. Normalised data, which relate an absolute figure (e.g., accidents) to a common factor (e.g., hours worked), enable a report user to compare the relative efficiency of two organisations in managing an aspect of economic, environmental, and social performance, regardless of differences in size.

Organisations should form ratios with their performance data that make sense for their business and support their decision-making. They should select ratios for external reporting that allow better communication of their performance to their stakeholders, and will help inform stakeholders' decisions. Reporters should carefully consider what ratio indicators best capture the benefits and impacts of their business.

Types of Ratio Indicators and Their Application

There are three general types of ratio indicators: productivity/efficiency ratios, intensity ratios, and percentages. Each type of ratio indicator serves different purposes and communicates different information.

Productivity/Efficiency Ratios

Productivity/efficiency ratios relate value to impacts. Increasing ratios reflect improvements in the amount of value received per unit of impact.

Normally, businesses track financial performance with efficiency ratios. Increases in key financial indicators (e.g., sales and profit increases) reflect positive financial performance. In the same way, resource and environmental issues can be expressed in efficiency terms, by using, for example, the World Business Council for Sustainable Development's eco-efficiency indicators, which link product/service value and environmental influence.

Examples of productivity/efficiency ratios include:

- labour productivity (e.g., turnover per employee);
- resource productivity (e.g., sales per unit of energy consumption, GDP per unit of material input);
- process eco-efficiency (e.g., production volume per unit of waste, net sales per unit of greenhouse gas emissions in tonnes of CO_2 equivalent);
- functional eco-efficiency of products or services (e.g., water efficiency of a washing machine, fuel efficiency of a car); and
- financial efficiency ratios (e.g., profit per share).

Intensity Ratios

Intensity ratios express an impact per unit of activity or unit of value. A declining intensity ratio reflects performance improvement. Historically, many organisations tracked environmental performance with intensity ratios.

Examples of intensity ratios include:

- emission intensity (e.g., tonnes of SO_2 emissions per unit of electricity generated);
- waste intensity (e.g., amount of waste per production volume); and
- resource intensity (e.g., energy consumption per function, material input per service).

Percentages

Organisations regularly use ratios expressed in percentage terms. A percentage indicator is a ratio between two like issues, with the same physical unit in the numerator and denominator.

Examples of percentages that can be meaningful for use in performance reports include:

- input/output ratios (e.g., process yields);
- losses (e.g., electricity transmission loss, non-product output per materials input);
- recycling percentages (e.g., fraction of waste recycled per total waste);
- fractions (e.g., percentage of renewable energy, fraction of recycled materials, percentage of hazardous waste);
- quotas (e.g., percentage of women in upper management); and
- financial performance ratios (e.g., return on equity, return on operating assets).

Organisations are encouraged to use ratios or other integrated measures where it helps better communicate their overall economic, environmental, and social performance.

ANNEX 6: GRI CONTENT INDEX

The goals of the GRI Content Index are twofold:

- to allow the user to quickly and conveniently identify the location of a specific piece of reported information listed in the *Guidelines*; and
- to allow the user to clearly understand the degree to which the reporting organisation has covered the content in the GRI *Guidelines*.

GRI is not prescribing a specific format for the Index in the 2002 *Guidelines*. It encourages reporters to create a format that effectively serves the above purposes. In general, the Index should be prominently identified. It should:

- be easy to read;
- be concise;
- clearly identify the location of information;
- list all of the GRI reporting elements; and
- enable the user to quickly identify which elements have been included in the report and where to find the information.

Reporting organisations also are encouraged to use the Index itself, or space near the Index, to provide explanations and future plans for omitted core indicators.

On the following page is an example of how an Index might appear. In this example, the Index includes the corresponding number for each reporting element in Part C of the *Guidelines*. The reporting organisation would place the number of the page(s) containing the information next to the appropriate reporting element. For any core indicators not included in the report, the reporting organisation would enter the letters "EX" followed by the page number where the explanation for the decision to exclude the indicator would be found. Alternatively, the reporting organisation may wish to put a short explanation of the reason for exclusion in the Index itself.

Sample GRI Content Index

Sample Content Index

CORE AND ADDITIONAL BY CATEGORY

Vision and Strategy	
1.1	pg
1.2	pg

Profile	
2.1	pg
2.2	pg
2.3	pg
2.4	pg
2.5	pg
2.6	pg
2.7	pg
2.8	pg
2.9	pg
2.10	pg
2.11	pg
2.12	pg
2.12	pg
2.14	pg
2.15	pg
2.16	pg
2.17	pg
2.18	pg
2.19	pg
2.20	pg
2.21	pg
2.22	pg

Management Systems	
3.1	pg
3.2	pg
3.3	pg
3.4	pg
3.5	pg
3.6	pg
3.7	pg
3.8	pg
3.9	pg
3.10	pg
3.11	pg
3.12	pg
3.13	pg
3.14	pg
3.15	pg
3.16	pg
3.17	pg
3.18	pg
3.19	pg
3.20	pg

Economic				
Core		Additional		Other
Customers				
EC1	pg			
EC2	pg			
Suppliers				
EC3	pg	EC11	pg	
EC4	pg			
Employees				
EC5	pg			
Providers of Capital				
EC6	pg			
EC7	pg			
Public Sector				
EC8	pg	EC12	pg	
EC9	pg			
EC10	pg			
Indirect Economic Impacts				
		EC13	pg	

Environmental				
Core		Additional		Other
Materials				
EN1	pg			
EN2	pg			
Energy				
EN3	pg	EN17	pg	
EN4	pg	EN18	pg	
		EN19	pg	
Water				
EN5	pg	EN20	pg	
		EN21	pg	
		EN22	pg	
Biodiversity				
EN6	pg	EN23	pg	
EN7	pg	EN24	pg	
		EN25	pg	
		EN26	pg	
		EN27	pg	
		EN28	pg	
		EN29	pg	
Emissions, Effluents and Waste				
EN8	pg	EN30	pg	
EN9	pg	EN31	pg	
EN10	pg	EN32	pg	
EN11	pg			
EN12	pg			
EN13	pg			
Suppliers				
		EN33	pg	
Products and Services				
EN14	pg			
EN15	pg			
Compliance				
EN16	pg			
Transport				
		EN34	pg	
Overall				
		EN35	pg	

Social				
Core		Additional		Other
Employment				
LA1	pg	LA12	pg	
LA2	pg			
Labour/Management Relations				
LA3	pg	LA13	pg	
LA4	pg			
Health and Safety				
LA5	pg	LA14	pg	
LA6	pg	LA15	pg	
LA7	pg			
LA8	pg			
Training and Education				
LA9	pg	LA16	pg	
		LA17	pg	
Diversity and Opportunity				
LA10	pg			
LA11	pg			
Strategy and Management				
HR1	pg	HR8	pg	
HR2	pg			
HR3	pg			
Non-discrimination				
HR4	pg			
Freedom of Assoc. & Collective Bargaining				
HR5	pg			
Child Labour				
HR6	pg			
Forced and Compulsory Labour				
HR7	pg			
Disciplinary Practices				
		HR9	pg	
		HR10	pg	
Security Practices				
		HR11	pg	
Indigenous Rights				
		HR12	pg	
		HR13	pg	
		HR14	pg	
Community				
SO1	pg	SO4	pg	
Bribery and Corruption				
SO2	pg			
Political Contributions				
SO3	pg	SO5	pg	
Competition and Pricing				
		SO6	pg	
		SO7	pg	
Customer Health and Safety				
PR1	pg	PR4	pg	
		PR5	pg	
		PR6	pg	
Products and Services				
PR2	pg	PR7	pg	
		PR8	pg	
Advertising				
		PR9	pg	
		PR10	pg	
Respect for Privacy				
PR3	pg	PR11	pg	

Acknowledgements and Disclaimer

GRI thanks all of the individuals listed in the following pages, as well as the hundreds of others who contributed time and ideas to the development of the GRI *Guidelines*. While input from the individuals and groups that follow contributed to the development of these *Guidelines*, not all contributors necessarily endorse all of its content. The GRI Board of Directors is solely responsible for such content. Archives of the processes leading to the *Guidelines* are available on www.globalreporting.org.

Steering Committee

Roger Adams	Association of Chartered Certified Accountants
Anil Agarwal	Centre for Science and Environment
Jacqueline Aloisi de Larderel	United Nations Environment Programme, Division of Technology, Industry, and Economics
Mark Bateman	Investor Responsibility Research Center
Nancy Bennet	United Nations Environment Programme
Maria Emelia Correa	CECODES (Columbian Business Council for Sustainable Development)
John Elkington	SustainAbility Ltd.
Magnus Enell	ITT Flygt AB
Toshihiko Goto	Environmental Auditing Research Center
Adrian Henriques	New Economics Foundation
Franz Knecht	Connexis
Erin Kreis	General Motors Corporation
Judy Kuszewski	SustainAbility, Ltd.
Markus Lehni	World Business Council for Sustainable Development
Robert Kinloch Massie	Coalition for Environmentally Responsible Economies
Judith Mullins	General Motors Corporation
Amy Muska O'Brien	Council for Economic Priorities
Janet Ranganathan	World Resources Institute
Tauni Sanchez	World Business Council for Sustainable Development
Preben Sorensen	Deloitte Touche Tohmatsu
Virginia Terry	SustainAbility Ltd.
Kimie Tsunoda	Green Reporting Forum
Alan Willis	Canadian Institute of Chartered Accountants
Simon Zadek	AccountAbility

Revisions Working Group

Mark Bateman	Investor Responsibility Research Center
Vanida Govender	Eskom
Aditi Haldar	Development Alternatives
Adrian Henriques	Independent Adviser
Erin Kreis	General Motors Corporation
Mark Lee	Business for Social Responsibility
Ron Oswald	International Union of Food, Agricultural, Restaurant, Catering, Tobacco and Allied Workers' Associations
Amara Pongsapich	Social Research Institute, Chulalongkorn University
Janet Ranganathan	World Resources Institute
Daniel Taillant	Centro de Derechos Humanos y Medio Ambiente
Ralph Thurm	Siemens
Alan Willis	Independent Chartered Accountant

Measurement Working Group

MWG Co-Chairs

Chandra Bhushan	Centre for Science and Environment
Ivo Knoepfel	SAM Group
Christopher Tuppen	British Telecom

MWG Members

*** Denotes membership in the Core MWG*

Roger Adams **	ACCA
Noman Ahmed	The Federation of Pakistan Chambers of Commerce & Industry
Mark Anielski	Pembina Institute for Appropriate Development
Dato' A.Aziz Mat	SIRIM
Pascal Bader	Ministerium für Umwelt und Verkehr Baden Württemberg Referat 21 – Grundsatzfragen der Umweltpolitik
Judith Bakirya	STRONGO
Janet Barber	Formerly with WWF
Nancy Bennet **	United Nations Environment Programme
Otti Bisang **	Credit Suisse
Andrew Brengle	Kinder Lyderberg Domini & Co.
Gail Brownell	Agilent Technologies
Patrik Burri	Credit Suisse
Editha Cabrera **	San Miguel Brewing
Catherine Cameron	Independent
Raheem M.Cash	Logistics Management Institute
Olivia Castillo	Asia Pacific Roundtable for Cleaner Production
Christian Chavagneux	l'Économie Politique
Aleg Cherp	Central European University
Ann Close	Environment Australia
Susan Cote-Freeman	Transparency International
Arnoud Coulsen	Lafarge
Martial Cozette	Centre Français d'Information sur les Entreprises
Aron Cramer	Business For Social Responsibility
Priscilla Crubézy	Caisse des dépôts et consignations
Claudia Velosa da Silva	VfU – Verein für Umweltmanagement in Banken, Sparkassen und Versicherungen e.V.
Vic Desotelle	InKNOWvate
Frauke Druckrey	VCI
Oliver Dudok van Heel	Amnesty International UK Business Group
Stanislas Dupre	Utopies
Robin Edme	Terra Nova Conseil
Paul Farrow	IFC Consulting of Canada
Francois Fatoux	Observatoire sur la Responsabilite Societale des Entreprises
Ira Feldman	Greentrack Strategies
Rob Fredericks	Ford Motor Company

Patrice Gaudineau	SNCF
Brian Glazebrook	Ecobalance/PricewaterhouseCoopers
Carl Gminder	Institut für Wirtschaft und Ökologie
Richard Gordon	Manaaki Whenua – Landcare Research
Noam Gressel	M.A.A.L.A.- Business for Social Responsibility in Israel
Beat Grueninger	B&SD Business and Social Development GmbH
Katherine Hagen	Hagen Resources International
Aditi Haldar	Development Alternatives, India
Abdul Hameed	Universiti Teknologi MARA
Peter Hardi	International Institute for Sustainable Development
Andy Harris	Waste Recycling Group Plc
Adrian Henriques	Independent
Stephen Hine	Ethical Investment Research Service
Jennifer Hodge	Syracuse University
Martin Hollands	Fauna & Flora International
Michael Hopkins	Middlesex University Business School
Rob Hounsome	CSIR
Rupert Howes	Forum for the Future
Fabiana Ikeda de Oliveira	B&SD Ltda.
Uwem E. Ite	Department of Geography, Lancaster University
Vincent Jacob	French Ministry of the Environment
Jee In Jang	Chung-Ang University
Dwight Justice **	International Confederation of Free Trade Unions
Estelle Kistner	O2 France
Kathrin Klaffke **	Imug
Erin Kreis	General Motors Corporation
Jochen Krimphoff	PricewaterhouseCoopers LLP
Carmen Kühnl	Siemens AG
Hidefumi Kurasaka **	Representing Japanese Ministry of Environment
Luc Lampriere	John F. Kennedy School of Government, Harvard University
Carlos Larrinaga-González	Universidad de Burgos
Michael K.Le Roy	Wheaton College
Mark Lee **	Business For Social Responsibility
Markus Lehni **	Deloitte Touche
Karina Litvack	Friends Ivory and Sime
Eric Loiselet	Terra Nova Conseil
Keri Luly	Amethyst Group, Inc.
Jose Madiera **	European Commission
Mapula Makara	Sasol
Tom McInerny	SAI
Anne Melchiorsen	PricewaterhouseCoopers
Caroline Mitchell	BP
José Moneva	Universidad de Zaragoza
Robert Montgomery	Inter-American Development Bank

Kaspar Müller	Ellipson AG
Sara Murphy	Forum for the Future
Valdemar de Oliveira Neto	Instituto Ethos
Ron Nielsen	Alcan, Inc.
Mikael Niskala	KPMG Sustainability Services
Scott Noesen	Dow Chemical
Harry Pastuszek	IFC Consulting
Mike Pierce	Institute of Social and Ethical AccountAbility
Amara Pongsapich **	Social Research Institute
Birgit Poulsen	FDB Co-op Denmark
Grace Jean Raar	Deakin University
Walt Ralph	General Motors Corporation
Jørgen Randers **	Representing WWF
Janet Ranganathan	World Resources Institute
Rainer Rauberger	Henkel
Rick Reibstein	US EPA
Jo Render	First Peoples Worldwide/ First Nations Development Institute
Kristina Ringwood	WMC
Leonardas Rinkevicius	Kaunas University of Technology
Ruth Rosenbaum **	CREA
Sheila Ross	University of Liverpool
Aurora Rossodivita	Eurelectric
Darin Rovere	Centre for Innovation in Corporate Responsibility
David Russell **	Dow Chemical
Tauni Sanchez **	World Business Council for Sustainable Development
Verie Sandborg	Baxter
Lutz-Guenther Scheidt **	Sony
Philippe Schiesser	ECOEFF/Eco-Conception Conseils
Eberhard Seifert	Wuppertal Institut für Klima, Umwelt und Energie
Faiz Shah	RBI–Responsible Business Initiative
Gordon Sillence	Instituto Português de Ecologia
Brad Simmons	Ford Motor Company.
Corey Snyder	Procter & Gamble
Lieven Somers	Vlerick Leuven Gent Management School
Mark Spetter	Resense Duurzaam
Ralf Klemens Stappen	Francis of Assisi Academy for the Protection of Earth
Amanda Steele	Prime Minister's Community Business Partnership
Bhanu Swaminathan	Fertiliser Association of India
Darren Swanson	Harvard University
Daniel Taillant	Centro de Derechos Humanos y Medio Ambiente
Nicolas Théry	CFDT
Allison Thomas	PricewaterhouseCoopers LLP
Vic Thorpe	Just Solutions
Thierry Thouvenot	WWF-France

Ralph Thurm **	Siemens
Michael Totten	Conservation International
George Tsogas	Luton Business School, Luton University
Kimie Tsunoda	Green Reporting Forum
Stephan Versteege	BECO Environmental Management & Consultancy
Mathis Wackernagel **	Redefining Progress
Mark Wade	Shell International
Marcus Wagner	Centre for Sustainability Management, University of Lüneburg
David Weissbrodt	University of Minnesota Law School
Christopher Wells **	Unibanco
Ulrika Wennberg	Global Responsibility
Heather White	Verite
Simon Zadek	Institute of Social and Ethical AccountAbility
Anne Zollner	International Labor Affairs Bureau, U.S. Department of Labor

Participants in the Structured Feedback Process

Company	Industry	Country
Agilent	Information technology	USA
BASF	Chemicals	Germany
Baxter International	Medical supplies	USA
Bayer AG	Life sciences/chemicals	Germany
British American Tobacco	Tobacco products	UK
CWS Powder Coatings	Chemicals	Germany
ESAB	Welding supplies	Sweden
Ford Motor Company	Automobiles	USA
Gaz de France	Energy utility	France
General Motors Corporation	Automobiles	USA
Halliburton	Energy services	USA
Ito Yokado	Retail	Japan
Jebsen and Jessen	Industrial products/services	Singapore
Kirin Brewery	Food and beverage	Japan
Natura	Personal care	Brazil
Nike	Apparel	USA
Panasonic (Matsushita Electric)	Electronics	Japan
Procter & Gamble	Consumer products	USA
Renault	Automobiles	France
Rio Tinto	Mining	UK
Royal Dutch/Shell	Oil and gas	UK
Siam Kraft	Paper products	Thailand
SKF Group	Metal products	Sweden
Suncor Energy	Oil and gas	Canada
Sydkraft Group	Energy services	Sweden
Texaco	Oil and gas	USA
TotalFinaElf	Oil and gas	France
TransAlta	Energy utility	Canada
TXU Europe	Energy utility	UK
Vivendi Environnement	Communications	France
WSP Group	Construction consulting	UK

GRI Secretariat

Allen L. White	Acting Chief Executive
Tim Brennan	
Mark Brownlie	
Julie Cramer	
Emily Ford	
Sean Gilbert	
Rob Graff	
Naoko Kubo	
Teodorina Lessidrenska	
Liz Siddle	
Alyson Slater	
Bridget Snell	
Iain Watt	

Advisors

Nancy Bennet
Aditi Haldar
Paul Hohnen
Victor Thorpe

GRI Charter Group

The Charter Group comprises organisations that publicly endorsed GRI at the time of its inauguration at the United Nations headquarters on 4 April 2002. Corporate members of the Charter Group provided financial contribution to GRI's capitalisation fund. GRI gratefully acknowledges the support of all participating organisations.

The Charter Group comprises the following organisations:

AccountAbility (Institute for Social and Ethical Accountability)
Amnesty International
Association of Chartered Certified Accountants
Baxter International Inc.
CERES
Consejo Empresario Argentino para el Desarrollo Sostenible
Conservation International
Consumers International
Ford Motor Company
General Motors Corporation
Greenpeace International
Human Rights Watch
Instituto Ethos de Empresas e Responsabilidade Social
KPMG
Nike Inc.
Office of the United Nations High Commissioner for Human Rights
Oxfam International
PricewaterhouseCoopers
Royal Dutch/Shell
Social Accountability International
Tellus Institute
Transparency International
United Nations Environment Programme
World Bank Group
World Conservation Union (IUCN)
World Resources Institute
WWF International

Global Reporting Initiative
Sustainability Reporting Guidelines


Global
Reporting
Initiative™

www.globalreporting.org

Global Reporting Initiative
Interim Secretariat
11 Arlington Street
Boston, MA 02116 USA
Tel: +1-617-247-0700
Fax: +1-617-267-5400

As of September 2002,
the GRI Secretariat will be located
in Amsterdam, The Netherlands.
Please check the GRI website
for contact details.

Printed in South Africa.

THE · NATHAN · CUMMINGS · FOUNDATION

March 28, 2003

Joseph W. Luter, III
Chairman & CEO
Smithfield Foods, Inc.
Executive Offices
200 Commerce Street
Smithfield, Virginia 23430

Dear Mr. Luter:

The Nathan Cummings Foundation is committed to the creation of a socially and economically just society that protects the environment for future generations. As one of its primary goals, the Foundation, with an endowment of approximately $350 million, seeks to facilitate environmental justice and environmentally sustainable communities by supporting the accountability of corporations, as well as other institutions, for their environmental practices.

We applaud our company's recent efforts to become more environmentally responsible. However, we remain concerned that short-term corporate interests often prevail over long-term corporate and environmental considerations. As the world's largest pork processor and hog producer and the United States' fifth-largest producer of beef, our company's environmental practices have a significant impact on the communities and environments in which our company operates. They can lead to substantial liabilities, such as those that led to the company's landmark agreement with the Attorney General of North Carolina. They can also lead to potential opportunities, such as the company is now exploring with the conversion of hog waste into environmentally friendly diesel fuel.

It is with these considerations in mind that we submit this resolution and call upon our company to prepare a report based upon the Global Reporting Initiative's Sustainability Reporting Guidelines. Such reporting can be of valuable assistance to the company in assessing its environmental, social and economic practices. It may also serve as a means of identifying potential liabilities as well as opportunities to enhance the company's profitability and its reputation.

We submit this resolution for inclusion in Smithfield Foods' proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We are co-filing this resolution with the Sierra Club. At least one representative of the filers will attend the stockholders' meeting to move the resolution as required by the rules of the Securities and Exchange Commission. We would appreciate an indication in the proxy statement that the Nathan Cummings Foundation is the proponent of this resolution

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.ncf.org

The Nathan Cummings Foundation is the beneficial owner of 31,600 shares of Smithfield Foods stock. Verification of this ownership, provided by Northern Trust, our custodian bank, is included with this letter. We have held over $2,000.00 worth of the stock for more than one year. We will continue to hold those shares through the stockholder meeting.

If you have any questions or concerns about this resolution, please do not hesitate to contact us at (212) 787-7300. Thank you for your time.

Sincerely,



Lance E. Lindblom
President and CEO



Caroline L. Williams
Chief Financial and Investment Officer

cc: Michael H. Cole, Secretary and Associate General Counsel, Smithfield Foods
Leslie H. Lowe, Program Director, Energy, Environment & Militarism, The Interfaith Center on Corporate Responsibility


SIERRA
CLUB
FOUNDED 1892

March 28, 2003

Mr. Joseph W. Luter, III
Chairman and Chief Executive Officer
Smithfield Foods
200 Commerce Street
Smithfield, VA 23430

Dear Mr. Luter:

The Sierra Club is committed to the promotion of a safe and healthy environment for the benefit of future generations. As one of its primary goals, the Sierra Club, on behalf of its more than 700,000 members, advocates environmental justice and environmentally sustainable communities by supporting the accountability of corporations for their environmental practices.

We are proud of our company's recent efforts to research new technologies for waste reduction. However, we remain concerned that short-term corporate interests often prevail over long-term corporate and environmental considerations. As the world's largest pork processor and hog producer and the United States' fifth-largest producer of beef, our company's environmental practices have a significant impact on the communities and environments in which we operate. These practices can lead to substantial liabilities, such as those that led to the company's landmark agreement with the Attorney General of North Carolina. They can also lead to potential opportunities, such as the technology the company is now exploring to convert hog waste into environmentally-friendly diesel fuel.

With these considerations in mind we submit this resolution and call upon our company to prepare a report based on the Global Reporting Initiative's Sustainability Reporting Guidelines. Such reporting can be of valuable assistance to the company in assessing its environmental, social and economic practices. It may also serve to identify potential liabilities and opportunities to enhance the company's profitability and its reputation.

We submit this resolution for inclusion in Smithfield's proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We are co-

408 C Street, N.E. Washington, D.C. 20002 TEL: (202) 547•1141 FAX: (202) 547-6009 www.sierraclub.org

filing this resolution with the Nathan Cummings Foundation. At least one representative of the filers will attend the stockholders' meeting to move the resolution as required by the rules of the Securities and Exchange Commission. We would appreciate an indication in the proxy statement that the Sierra Club is one of the proponents of this resolution.

The Sierra Club is the beneficial owner of 220 shares of Smithfield stock. Verification of this ownership, provided by Charles Schwab & Co., Inc., our custodian brokerage firm, is included with this letter. We have held more than $2,000.00 worth of the stock for more than one year. We will continue to hold those shares through the stockholder meeting.

If you have any questions or concerns about this resolution, please do not hesitate to contact us at (202) 675-7908. Thank you for your time.

Sincerely,





Ed Hopkins
Sierra Club
Director, Environmental Quality Program

Larry Fahn
Sierra Club
Vice President, Conservation

cc: Michael H. Cole, Secretary and Associate General Counsel, Smithfield Foods

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 • FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

1 April 2003

Mr. Michael H. Cole, Corporate Secretary
Smithfield Foods, Inc.
900 Dominion Tower
999 Waterside Drive
Norfolk, VA 23510

By UPS and facsimile: (757) 365-3017

Re: Shareholder proposal for 2003 annual meeting

Dear Mr. Cole:

On behalf of the Amalgamated Bank LongView MidCap 400 Index Fund (the "Fund"), a long-term institutional investor in your Company, I submit the enclosed shareholder proposal for inclusion in the proxy materials that Smithfield Foods plans to circulate to shareholders in anticipation of the 2003 annual meeting. The proposal is being submitted under SEC Rule 14a-8, and it seeks the preparation of a report based on the Global Reporting Initiative guidelines describing the environmental, social and economic impacts of the Company's hog production operations and alternative technologies and practices to reduce or eliminate adverse impacts of these operations, as described more fully in the enclosed resolution and supporting statement.

The Fund is an S&P MidCap 400 index fund, located at 11-15 Union Square, New York, N.Y. 10003, with assets exceeding $200 million. Created by the Amalgamated Bank of New York in 1997, the Fund beneficially owns more than $2000 worth of Smithfield Foods common stock and has held those shares for over a year. A letter from the Bank as record owner confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2003 annual meeting, which a representative is prepared to attend. The Fund is co-sponsoring this proposal with the Nathan Cummings Foundation and the Sierra Club and would appreciate inclusion of its name as a co-sponsor in the proxy materials.

If you require any additional information, please let me know.

Very truly yours,



Cornish F. Hitchcock

**DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 18, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Smithfield Foods, Inc.
Incoming letter dated May 9, 2003

The proposal requests that management prepare a report based upon the "Global Reporting Initiatives guidelines" describing the environmental, social and economic impacts of its hog production operations and alternatives technologies and practices to reduce or eliminate adverse impacts of these operations.

There appears to be some basis for your view that Smithfield Foods may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Smithfield Foods omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Smithfield Food relies.

Sincerely,



Grace K. Lee
Special Counsel